Exhibit 2.1
AGREEMENT AND PLAN OF MERGER

BY AND AMONG
CAPROCK HOLDINGS, INC.,
CANYON MERGER CORP.,
HARRIS CORPORATION,
(and solely for the purposes set forth herein)
CERTAIN OF THE STOCKHOLDERS OF CAPROCK HOLDINGS, INC.
and
ABRY PARTNERS V, L.P.

MAY 21, 2010

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EXHIBITS

Exhibit A	Form of Merger Certificate

Exhibit B	Certificate of Incorporation of the Surviving Corporation

Exhibit C	Bylaws of the Surviving Corporation

Exhibit D	Escrow Agreement

Exhibit E	Joinder Agreement

Exhibit F	Closing Working Capital Illustration

Exhibit G	Employees Executing Employment Agreements
SCHEDULES

3.1	List of Subsidiaries
3.3	Capitalization
3.5	Required Filings and Consents
3.6	Financial Statements; Indebtedness
3.7	Absence of Certain Changes or Events
3.8	Litigation
3.10	Tax Matters
3.11	Intellectual Property
3.12	Scheduled Contracts
3.13	Employee Benefit Plans
3.13(a)(i)	Benefit Plans
3.13(a)(ii)	Foreign Benefit Plans
3.13(c)	Benefit Plan Liability
3.13(i)	Contributions
3.13(j)	Severance
3.14(a)	Owned Real Property
3.14(b)	Leased Real Property
3.15(a)	Employee List
3.15(b)	Labor Relations
3.15(c)	Employee Departure
3.16	Environmental Matters
3.17	Insurance
3.18	Affiliate Transactions
3.19	Customers and Suppliers
3.20(b)	Government Contracts and Subcontracts
3.20(c)	Bids
3.20(d)	Teaming Agreements
3.20(e)	Subcontracts
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3.20(f)	Marketing Agreements
3.20(g)	Status
3.20(i)	Audits
3.20(j)	Financing Arrangements
3.20(k)	Protests
3.20(l)	Claims
3.20(m)	Multiple Award Schedules
3.20(n)	Government Furnished Property
3.20(o)	Former Government Officials
3.20(p)	Ethics Policy
3.20(q)	Time Keeping
3.21	Backlog
3.22(d)	Anti-Corruption Compliance
3.22(e)	Absence of Certain Business Practices
3.22(f)	Security
4.4(b)	Merger Sub No Conflict
5.3(b)	Parent No Conflicts
6.1	Affirmative Covenants of the Company
6.2	Negative Covenants of the Company
9.1(a)	Special Indemnified Matters
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AGREEMENT AND PLAN OF MERGER
     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into this 21th day of May, 2010, by and among CAPROCK HOLDINGS, INC., a Delaware corporation (the “Company”), HARRIS CORPORATION, a Delaware corporation (“Parent”), CANYON MERGER CORP., a Delaware corporation (“Merger Sub”) and, solely for purposes of Sections 7.11, 9.1 and 9.8, the holders of the issued and outstanding Equity Securities of the Company party hereto as of the date of this Agreement (collectively, the “Major Stockholders”) and, for purposes of the provisions hereof that apply to the Stockholder Representative, ABRY PARTNERS V, L.P., a Delaware limited partnership. Capitalized terms not otherwise defined herein shall have the meaning set forth in Section 11.2 hereof.
     WHEREAS, the boards of directors of the Company, Parent and Merger Sub have each approved and declared advisable this Agreement and determined that it is in the best interests of their respective stockholders that Merger Sub, a wholly-owned subsidiary of Parent, merge with and into the Company (the “Merger”) pursuant to and subject to the terms and conditions of this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”).
     WHEREAS, pursuant to Section 7.11 of this Agreement each of the Major Stockholders is hereby granting to Parent an irrevocable proxy to execute and deliver a written consent to approve and adopt this Agreement with respect to all of the Equity Securities of the Company owned of record by them.
     WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, the individuals listed on Exhibit G are executing and delivering new employment agreements with the Company and/or Parent which shall become effective only at the Effective Time, and the existence and contents of which will be deemed to have been disclosed on the Company Disclosure Schedule for purposes of qualifying each of the representations and warranties set forth in Article III.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto agree as follows:
ARTICLE I
THE MERGER
     SECTION 1.1. The Merger.
     Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. The name of the Surviving Corporation shall be CapRock Holdings, Inc. or such other name as Parent may select.

     SECTION 1.2. Closing.
     Upon the terms and subject to the conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 am, local time, on the fifth Business Day after the day on which the last to be satisfied or, to the extent permissible, waived of the conditions set forth in Article VIII hereof (other than those conditions which, by their nature, can only be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, NY 10022, unless another time, date or place is agreed to in writing by the Stockholder Representative and Parent. The time and date at and on which the Closing is held is referred to herein as the “Closing Date”.
     SECTION 1.3. Effective Time.
     As soon as practicable following the Closing, the parties shall cause the Merger to be consummated by the filing of a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”) with the Secretary of State of the State of Delaware duly executed and acknowledged by the parties in accordance with the relevant provisions of the DGCL, and the Company and Parent and Merger Sub shall make all other recordings or filings required under the DGCL or any other applicable Law as may be required to consummate the transactions contemplated by this Agreement. The Merger shall become effective when the Certificate of Merger is so filed or such later time as the Stockholder Representative and Parent shall agree and shall be specified in the Certificate of Merger.
     SECTION 1.4. Effect of the Merger.
     At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, powers and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Corporation.
     SECTION 1.5. Certificate of Incorporation; Bylaws.
     At the Effective Time, (a) the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended so that it shall be in the form attached hereto as Exhibit B and (b) the bylaws of the Company shall be amended so that they shall be in the form attached hereto as Exhibit C, in each case until thereafter changed or amended in accordance with the provisions of the Surviving Corporation’s certificate of incorporation and the DGCL.
     SECTION 1.6. Directors and Officers.
     The directors and officers of Merger Sub immediately prior to the Effective Time shall be the only directors and officers of the Surviving Corporation, respectively, in each case until the earlier of their resignation, removal or death or the due election and qualification of their successors and/or additional directors and officers in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and the DGCL.

ARTICLE II
CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES
     SECTION 2.1. Effect of Merger on Capital Stock of Merger Sub.
     Each issued and outstanding share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted at the Effective Time by virtue of the Merger and without any action on the part of Parent, Merger Sub or any other Person into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation, so that immediately following the Effective Time Parent will be the holder of all of the issued and outstanding shares of capital stock of the Surviving Corporation.
     SECTION 2.2. Effect on Capital Stock of the Company.
     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, the holders of any Equity Securities of the Company or Merger Sub or any other Person:
     (a) Company Stock; Warrants. Each share of Company Stock and each Warrant issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares) shall cease to be issued and outstanding, shall be cancelled and retired, shall cease to exist and shall automatically be converted only into the right to receive an amount in cash, without interest, equal to the amount to which the holder of such share or Warrant would have been entitled to receive if, immediately prior to the Effective Time, the Company were liquidated and an amount equal to the aggregate sum of (i) the Merger Consideration, as determined pursuant to this Article II and as adjusted hereunder, and (ii) the aggregate exercise price that would have been payable if all of the issued and outstanding Warrants were exercised immediately prior to the Effective Time (assuming the Merger is the Exit (as defined in the Warrant)), were distributed to the holders of such Company Stock and Warrants pursuant to such liquidation (treating holders of such Warrants as if such Warrants had been exercised immediately prior to such liquidation) determined in accordance with the terms of the Company Charter and the Stockholders Agreement as in effect at such time less, in the case of any Warrant, the aggregate exercise price payable upon the exercise of such Warrant immediately prior to the Effective Time (such amount, with respect to any such share of Company Stock or Warrant, the “Applicable Share Amount”), subject to the Applicable Reductions. From and after the Effective Time, all shares of Company Stock and Warrants issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares) and any certificates previously evidencing them shall represent only the right to receive, as determined pursuant to Article II and as adjusted hereunder the Applicable Share Amount therefor, subject to the Applicable Reductions, payable in accordance with and subject to this Article II, and the record holders of such shares and Warrants (the “Company Holders”) shall cease to have any other rights with respect to such shares or Warrants (or the shares of Company Stock underlying Warrants) except as expressly provided in this Agreement.

     (b) Company Restricted Stock. At the Effective Time, any vesting conditions or repurchase rights applicable to any shares of Company Stock (each such share, a share of “Company Restricted Stock”) granted to any Employee, Contractor or director of the Company or any Company Subsidiary, shall lapse and such shares of Company Restricted Stock shall be fully vested and shall be treated the same as all other shares of Company Stock in accordance with Section 2.2(a) of this Agreement, subject to the Applicable Reductions.
     (c) Treasury Stock. Any Equity Securities of the Company held in the treasury or otherwise beneficially owned by the Company or any Company Subsidiary immediately prior to the Effective Time and any Equity Securities of the Company other than the Company Stock and Warrants (collectively, the “Excluded Shares”) shall cease to be issued and, if applicable, outstanding, shall be canceled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.
     (d) Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, any shares of Company Stock that are issued and outstanding immediately prior to the Effective Time and as to which the holders thereof have properly perfected a demand for appraisal rights in accordance with Section 262 of the DGCL and have not effectively waived, withdrawn or lost such right (the “Dissenting Shares”) shall not be converted as provided in this Article II into the right to receive the Applicable Share Amounts with respect to such Dissenting Shares (subject to the Applicable Reductions), and such holders shall instead be entitled to only such rights and payments as are granted by Section 262 of the DGCL; provided, however, that if any such stockholder of the Company shall effectively waive, withdraw or lose such stockholder’s rights under Section 262 of the DGCL, such stockholder’s Dissenting Shares shall thereupon be deemed to have been converted at the Effective Time as provided in this Article II into the right to receive such Applicable Share Amounts (subject to the Applicable Reductions) and such stockholder shall cease to have any other rights with respect thereto. The Company shall give Parent (i) prompt notice of any written notices received by the Company with respect to any intent to demand, or demands for, appraisal with respect to any shares of Company Stock, attempts to withdraw such notices or demands and any other instruments or notices served pursuant to Section 262 of the DGCL or applicable Law relating to stockholders’ appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of appraisal rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent or as otherwise required by an Order of a court of competent jurisdiction, make any payment or other commitment with respect to any such demands for appraisal rights, offer to settle or settle any such demands or approve any withdrawal of any such demands.
     SECTION 2.3. Calculation of Merger Consideration.
     (a) No earlier than ten Business Days nor less than three Business Days prior to the Closing Date, the Company shall deliver to Parent a statement (the “Estimate Statement”) setting forth the Company’s good faith estimates of the Closing Working Capital, the Closing Indebtedness, the Unpaid Company Transaction Expenses, the Closing Cash and the Closing Taxes, and a calculation of the Merger Consideration (the “Estimated Merger Consideration”) based on the foregoing estimates. The Estimate Statement shall also include the Company’s good faith initial determination of the Applicable Share Amount for each class and series of Company Stock and each Warrant based on the Estimated Merger Consideration.

     (b) No later than the 90th day after the Closing Date (the “Post-Closing Deadline”), Parent will prepare and deliver to the Stockholder Representative a consolidated balance sheet of the Company as of the Adjustment Time (the “Closing Balance Sheet”), together with a statement (the “Closing Statement”) setting forth Parent’s determination of (i) the actual Closing Working Capital, (ii) the actual Closing Indebtedness, (iii) the actual Unpaid Company Transaction Expenses, (iv) the actual Closing Cash, (v) the actual Closing Taxes and (vi) a calculation of the Merger Consideration, in each case prepared in accordance with Section 2.3(f). If Parent fails to deliver the Closing Statement by the Post-Closing Deadline, then the Merger Consideration shall not be further adjusted pursuant to this Section 2.3 unless the Stockholder Representative elects, by written notice delivered to Parent within five Business Days after the Post-Closing Deadline, to retain (at the expense of Parent and the Surviving Corporation) a nationally recognized independent accounting firm to prepare the Closing Balance Sheet and Closing Statement in accordance with Section 2.3(f), in which case such independent accounting firm shall be instructed to deliver the Closing Balance Sheet and Closing Statement to the Stockholder Representative and Parent within 60 days after the Post-Closing Deadline and the determinations of such accounting firm will be conclusive and binding on Parent, the Surviving Corporation, the Stockholder Representative, the Company Holders and each of their Affiliates (the “Interested Persons”). Parent shall cause the Company and the Company Subsidiaries to make their financial records available to the Stockholder Representative and its advisors (or such independent accounting firm retained by the Stockholder Representative, as the case may be) in connection with any review conducted in connection with this Section 2.3.
     (c) During the 60-day period immediately following the day on which the Stockholder Representative receives the Closing Balance Sheet and the Closing Statement, the Stockholder Representative and its representatives and advisors (i) will be permitted to review, during normal business hours and upon reasonable notice, the Surviving Corporation’s and the Company Subsidiaries’ books and records and the working papers related to the preparation of the Closing Balance Sheet and the Closing Statement (including the determinations included therein), and (ii) will be given reasonable access, during normal business hours and upon reasonable notice, to knowledgeable employees and accounting professionals of Parent, the Surviving Corporation and the Company Subsidiaries in order to facilitate the Stockholder Representative’s review of the Closing Balance Sheet and the Closing Statement; provided, however, that the review and access described in clauses (i) and (ii) will be conducted at times and in a manner that does not unreasonably interfere with the operation of Parent’s, the Surviving Corporation’s or the Company Subsidiaries’ respective businesses. The Closing Balance Sheet and the Closing Statement (including the determinations included therein) will become final, binding and conclusive upon the Interested Persons on the earlier of (A) the 60th day following the date on which the Stockholder Representative receives them unless Parent receives from the Stockholder Representative prior to such 60th day a written notice from the Stockholder Representative setting forth all of its disagreements with any account or determination in the Closing Balance Sheet or the Closing Statement (the “Disputed Items”) together with an explanation for each Disputed Item in reasonable detail and its proposed adjustments with respect to each Disputed Item to the extent reasonably practicable in light of the information then available to the

Stockholder Representative (the “Dispute Notice”) and (B) the date on which the Stockholder Representative notifies Parent in writing that it does not dispute the Closing Balance Sheet and Closing Statement; provided, however, that notwithstanding the foregoing if the Stockholder Representative is entitled and elects to retain an independent accounting firm pursuant to Section 2.3(b) then the Closing Balance Sheet and the Closing Statement (including the determinations included therein) prepared by such independent accounting firm will become final, binding and conclusive upon the Interested Persons when delivered to the Stockholder Representative and Parent. If a Dispute Notice is given, then any item set forth or reflected on the Closing Balance Sheet or the Closing Statement that is not a Disputed Item will be deemed final, binding and conclusive upon the Interested Persons from and after the delivery of the Dispute Notice. If the Stockholder Representative timely delivers the Dispute Notice, then the Closing Balance Sheet and Closing Statement (including the determinations included therein) will become final, binding and conclusive upon the Interested Persons on the first to occur of (x) the date on which Parent and the Stockholder Representative agree in writing with respect to the resolution of all the Disputed Items or (y) the first date on which all of the Disputed Items are resolved by the written agreement of Parent and the Stockholder Representative or finally resolved in writing by the Independent Accountants in accordance with Section 2.3(d).
     (d) During the 30 days after the date on which Parent receives the Dispute Notice, Parent and the Stockholder Representative will seek in good faith to resolve by written agreement any differences they have with respect to the Disputed Items and any Disputed Item so resolved will be deemed final, binding and conclusive upon the Interested Persons. If Parent and the Stockholder Representative do not reach written agreement on the resolution of all of the Disputed Items during such 30-day period (or such longer period as they shall mutually agree), then at the end of such 30-day (or longer) period Parent and the Stockholder Representative shall submit all unresolved Disputed Items (collectively, the “Unresolved Items”) to Deloitte & Touche LLP or such other nationally recognized firm of independent certified public accountants with a nationwide audit and accounting practice as Parent and the Stockholder Representative may agree in writing (the “Independent Accountants”) and the Independent Accountants shall review and resolve all of the Unresolved Items. The Independent Accountants will determine each Unresolved Item in accordance with this Section 2.3(d) and Section 2.3(f) as promptly as may be reasonably practicable, and Parent and the Stockholder Representative will instruct the Independent Accountants to endeavor to complete such process within a period of no more than 60 days; provided, however, that notwithstanding the foregoing if any such determination of any Unresolved Item is more favorable to Parent than the related amount specified by the Parent in the Closing Statement, or more favorable to the Company Holders than any related amount specified by the Stockholder Representative in the Dispute Notice, then such Unresolved Item shall be deemed to be such related amount specified by Parent or the Stockholder Representative, as applicable, for all purposes of this Agreement. The Independent Accountants shall act as an expert and not as an arbitrator to resolve each Unresolved Item based solely on the provisions of this Agreement, GAAP and the written presentations made by Parent and the Stockholder Representative and their respective agents, and not by independent review. Except as Parent and the Stockholder Representative may otherwise agree in writing, all communications between Parent and the Stockholder Representative or any of their respective representatives, on the one hand, and the Independent Accountants, on the other hand, will be in writing, with copies simultaneously delivered to the non-communicating party. The Independent Accountants’ determination of the Unresolved Items will be final, binding and conclusive on the Interested Parties, effective as of the date the Independent Accountants’ written determination is received by Parent and the Stockholder Representative. The fees and expenses of the Independent Accountants will be borne one-half by Parent and one-half by the Stockholder Representative, and each of Parent and the Stockholder Representative will bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure.
     (e) Upon final determination of the Closing Working Capital, Closing Indebtedness, Unpaid Company Transaction Expenses, Closing Cash and Closing Taxes pursuant to Section 2.3(b), (c) or (d), as applicable, an adjustment will be determined and paid as follows:
     (i) If the Estimated Merger Consideration exceeds the Merger Consideration (based on such final determination), the Stockholder Representative and Parent shall within five (5) Business Days after such final determination issue joint written instructions directing the Escrow Agent to pay to Parent the amount of such excess together with interest thereon from the Closing Date to the payment date at the rate of 2% per annum (collectively, the “Excess Amount”) out of the Adjustment Escrow by wire transfer of immediately available funds to the account specified by Parent (the “Parent Account”), and to pay to the Stockholder Representative (on behalf of the Company Holders) the remaining amount, if any, of the Adjustment Escrow , by wire transfer of immediately available funds to the account specified by the Stockholder Representative. If the Excess Amount is greater than the amount in the Adjustment Escrow, then the Stockholder Representative and Parent shall issue joint written instructions directing the Escrow Agent to pay to Parent out of the Indemnity Escrow the amount by which the Excess Amount exceeds the amount in the Adjustment Escrow (up to the amount in the Indemnity Escrow) by wire transfer of immediately available funds to the Parent Account. Any amount payable to Parent pursuant to this Section 2.3(e)(i) will be paid within five (5) Business Days of such final determination by wire transfer of immediately available funds to the account specified by Parent.
     (ii) If the Merger Consideration (based on such final determination) exceeds the Estimated Merger Consideration, Parent will pay to the Stockholder Representative (on behalf of the Company Holders) an amount equal to such excess together with interest thereon from the Closing Date to the payment date at the rate of 2% per annum, and the Stockholder Representative and Parent shall issue joint written instructions to the Escrow Agent to pay the amount of the Adjustment Escrow to the Stockholder Representative (on behalf of the Company Holders). Any amount payable to the Stockholder Representative pursuant to this Section 2.3(e)(ii) will be paid within five (5) Business Days of such final determination by wire transfer of immediately available funds to the account specified by the Stockholder Representative.
Any amount paid to Parent pursuant to clause (e)(i) or to the Stockholder Representative pursuant to clause (e)(ii) (other than interest on the Adjustment Escrow paid to the Stockholder Representative pursuant to clause (ii) above) will be deemed to constitute an adjustment to the Merger Consideration.

     (f) For the purposes of this Section 2.3, each accounting term used herein will have the meaning that is applied thereto in accordance with GAAP as of the date of this Agreement and, to the extent consistent with such GAAP, the accounting principles, policies, procedures and methodologies applied in preparing the Audited Financial Statements as of, and for the year ending on, the Balance Sheet Date. The Closing Balance Sheet, the Closing Working Capital, the Closing Indebtedness, the Unpaid Company Transaction Expenses, the Closing Cash and the Closing Taxes will be calculated (A) in accordance with GAAP as in effect on the date of this Agreement and, to the extent consistent with such GAAP, the accounting principles, policies, procedures and methodologies applied in preparing the Audited Financial Statements as of, and for the year ending on, the Balance Sheet Date, including without limitation with respect to the nature or classification of accounts and determining levels of reserves or levels of accruals; and (B) based on the books and records of the Company and the Company Subsidiaries and the definitions herein agreed; provided, however, that notwithstanding the foregoing, any errors or omissions in such books and records, the Closing Statement or the computations set forth therein shall be corrected regardless of their materiality or amount.
     SECTION 2.4. Exchange of Stock Certificates.
     After the Effective Time, each Company Holder shall be entitled to receive, subject to the transfers, reductions and procedures provided for in Section 2.5, for each Warrant and each share of Company Stock (other than Excluded Shares or Dissenting Shares) issued and outstanding and held by such Company Holder immediately prior to the Effective Time, the Applicable Share Amount of such share or Warrant (subject to the Applicable Reductions) in cash, without interest, in exchange for the delivery to Parent of the certificate or agreement previously evidencing such share and/or Warrant duly endorsed for transfer or accompanied by appropriate transfer documents in each case reasonably acceptable to Parent (collectively, the “Certificates”). Payment of the Applicable Share Amounts for such Warrants and/or shares of Company Stock (subject to the Applicable Reductions) shall be made by the Stockholder Representative from the Payment Fund in accordance with this Section 2.4 and Section 2.5. The Applicable Share Amount for any such Warrant or share of Company Stock shall be determined by the Stockholder Representative in accordance with the Company Charter and the Stockholders Agreement as in effect immediately prior to the Effective Time.
     SECTION 2.5. Payment; Escrow; Payment Procedures.
     (a) Initial Payment Fund. On the Closing Date, Parent and/or Merger Sub shall pay to the Stockholder Representative (on behalf of the Company Holders) an amount in cash equal to the Estimated Merger Consideration less the Escrow Funds by wire transfer of immediately available funds to the account specified by the Stockholder Representative. The amounts paid to the Stockholder Representative pursuant to this Section 2.5(a) (the “Initial Payment Fund”), together with amounts paid to the Stockholder Representative by Parent or the Escrow Agent pursuant to Section 2.3(e)(ii) or Section 2.5(b) (“Additional Funds” and together with the Initial Payment Fund and all interest thereon, the “Payment Fund”), shall be held and disbursed by the Stockholder Representative in accordance with this Article II.

     (b) Escrow Funds.
     (i) Pursuant to an escrow agreement to be entered into on the Closing Date by and among Parent, the Stockholder Representative and PNC Bank, N.A. (or another financial institution proposed by either Parent or the Company and reasonably acceptable to the other of them), as escrow agent (in such capacity, the “Escrow Agent”), in the form attached hereto as Exhibit D with such changes as the Stockholder Representative and Parent may agree in writing (the “Escrow Agreement”), Parent and the Stockholder Representative shall appoint the Escrow Agent to hold and disburse the Escrow Funds as provided below. At the Closing, Parent and/or Merger Sub shall deposit with the Escrow Agent: (A) an amount in cash equal to $3,500,000 (together with any interest or other earnings thereon, the “Adjustment Escrow”), and (B) an amount in cash equal to $40,000,000 (together with any interest or other earnings thereon, the “Indemnity Escrow” and, together with the Adjustment Escrow, the “Escrow Funds”), in each case by wire transfer of immediately available funds. The Adjustment Escrow and the Indemnity Escrow shall be held by the Escrow Agent in segregated accounts to serve as the sources of payment of certain adjustments to the Estimated Merger Consideration required by Section 2.3(e)(i) or indemnification obligations of the Company Holders set forth in Article IX, respectively.
     (ii) The Escrow Funds shall be disbursed by the Escrow Agent as follows: (A) the Adjustment Escrow shall be disbursed by the Escrow Agent to (1) Parent to the extent required to pay an adjustment to the Estimated Merger Consideration under Section 2.3(e)(i) or (2) the Stockholder Representative to the extent provided in Sections 2.3(e)(i) and (ii); (B) from time to time prior to the Release Date, the Indemnity Escrow shall be disbursed by the Escrow Agent to Parent to the extent required to pay an indemnification obligation of the Company Holders under Section 9.1 of Article IX; provided, however, that such disbursements shall be made by Escrow Agent only upon receipt of (x) joint written instructions executed by Parent and the Stockholder Representative or (y) in the case of a disbursement requested with respect to an indemnification claim under Section 9.1 of Article IX, a Final Award certified as such by Parent or the Stockholder Representative (a copy of which shall be contemporaneously delivered to the non-certifying party), in each case directing the Escrow Agent to make such disbursement; (C) on the Release Date, the entire balance of the Indemnity Escrow (less any amounts thereof that are subject to unresolved indemnification claims hereunder (each such amount, a “Pending Claim Amount”)) shall be disbursed by the Escrow Agent to the Stockholder Representative (on behalf of the Company Holders); and (D) after the Release Date, each Pending Claim Amount shall be paid by the Escrow Agent to Parent or the Stockholder Representative (on behalf of the Company Holders), as the case may be, upon receipt by the Escrow Agent of, and in accordance with, (x) joint written instructions executed by Parent and the Stockholder Representative or (y) a Final Award certified as such by Parent or the Stockholder Representative (a copy of which shall be contemporaneously delivered to the non-certifying party), in each case directing the Escrow Agent to make such disbursement in the amounts and to the Persons set forth therein. As used herein, the date as of which all amounts in the Escrow Funds have been paid out by the Escrow Agent is referred to as the “Escrow Termination Date”.
     (c) Use and Disbursement of Payment Fund. The Stockholder Representative shall hold the Payment Fund in a segregated account on behalf of the Company Holders and use such funds for the sole purposes of (i) delivery of the Merger Consideration (less amounts withheld therefrom as the Sellers’ Expense Fund) to the Company Holders in accordance with the terms hereof, and (ii) establishing from the Merger Consideration a reserve account (the “Sellers’ Expense Fund”), in any amount determined by the Stockholder Representative (the amount so established, the “Sellers’ Expense Amount”), to pay costs, fees and expenses incurred by or for the benefit of the Company Holders on or after the Closing in connection with the transactions contemplated by this Agreement. The Stockholder Representative shall have sole and exclusive authority to disburse and pay amounts placed into the Sellers’ Expense Fund consistent with the provisions of this Agreement.
     (d) Payment Procedures.
     (i) As soon as practicable following the Effective Time, the Company shall provide each Company Holder (other than a Major Stockholder) that did not deliver a Joinder Agreement and its Certificates to Parent, directly or through the Stockholder Representative, at or prior to the Closing (a “Non-Signatory Holder”) with a form of letter of transmittal (the “Transmittal Letter”) and instructions for the use thereof to surrender such Certificates to the Stockholder Representative for payment pursuant to this Section 2.5. The Transmittal Letter shall (x) specify that delivery shall be effected, and risk of loss and title to such Certificate shall pass, only upon proper delivery of such Certificates (or an appropriate, in Parent’s reasonable judgment, affidavit of loss in lieu thereof) to the Stockholder Representative in accordance with the terms of delivery specified in the Transmittal Letter and the instructions for the use thereof in surrendering Certificates and (y) be prepared by Parent and include customary terms and conditions, as well as covenants and agreements applicable to the Non-Signatory Holder substantially similar to the covenants and agreements in Section 7.11 hereof. The Stockholder Representative shall not make any payment of any Merger Consideration with respect to any shares of Company Stock to any Non-Signatory Holder unless and until such Non-Signatory Holder shall have duly executed and delivered a Letter of Transmittal with respect to, and shall have so delivered, the Certificates (or lost certificate affidavit as provided herein) previously evidencing such shares to the Stockholder Representative. Promptly after each such payment, the Stockholder Representative shall deliver such Letter of Transmittal and Certificate(s) to Parent, who shall be a third party beneficiary of the Letter of Transmittal.
     (ii) After the Effective Time, each Company Holder that holds any share of Company Stock or Warrant issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares or Dissenting Shares) shall be entitled to receive from the Payment Fund as provided herein the Applicable Share Amount into which such share or Warrant shall have been converted in the Merger less an amount equal to such Company Holder’s Pro Rata Shares of each of the deposits into the Escrow Funds pursuant to Section 2.5(b)(i) and the Sellers’ Expense Fund (as determined by the Stockholder Representative in accordance with this Agreement and the Company Charter and the Stockholders Agreement as in effect immediately prior to the Effective Time) and subject to any required withholding of Taxes (as determined in good faith by the Surviving Corporation) (collectively, the “Applicable Reductions”). Any portions of the Merger Consideration that are so withheld for Taxes (whether out of the Initial Payment Fund, any Additional Funds, or the Sellers’ Expense Fund)

shall be deemed to have been paid to the Company Holders that would otherwise have been entitled thereto for all purposes of this Agreement. The Stockholder Representative shall pay the Applicable Share Amounts, less the Applicable Reductions, to each Company Holder promptly following the Effective Time or, in the case of any Non-Signatory Holder, the delivery of its Certificates and the related Letter of Transmittal as required by Section 2.5(d)(i). The Stockholder Representative shall, promptly following the withholding of any portions of the Merger Consideration that are withheld for Taxes, pay over any such portion to the appropriate taxing authority, or, at the direction of the Surviving Corporation, to Parent or the Surviving Corporation for payment to the appropriate taxing authority. No interest will accrue or be paid on any amount payable to the holder of any Company Stock or Warrant pursuant to this Agreement, except as provided in Section 2.3(e).
     (iii) If any Additional Funds are received by the Stockholder Representative from Parent pursuant to Section 2.3(e) or from the Escrow Agent pursuant to Section 2.5(b), the Stockholder Representative shall pay to each Company Holder its allocable share of such Additional Funds as determined by the Stockholder Representative in accordance with this Agreement and the Company Charter and the Stockholders Agreement as in effect immediately prior to the Effective Time; provided, however, that no such payment shall be made to any Non-Signatory Holder until it delivers all of its Certificates and related Letter(s) of Transmittal pursuant to Section 2.5(d)(i).
     (iv) To the extent amounts placed in the Sellers’ Expense Fund are not used, and in the judgment of the Stockholder Representative are not expected to be used, to pay fees and expenses incurred in connection with the transactions contemplated by this Agreement (including costs associated with the determination of the Merger Consideration or any indemnification claims), the Stockholder Representative shall pay to each Company Holder, such Company Holder’s allocable share of such amounts as determined by the Stockholder Representative in accordance with this Agreement and the Company Charter and the Stockholders as in effect immediately prior to the Effective Time; provided, however, that no such payment shall be made to any Non-Signatory Holder until it delivers all of its Certificates and related Letter(s) of Transmittal pursuant to Section 2.5(d)(i).
     (e) No Further Rights. All cash paid pursuant to this Section 2.5 to or for the benefit of Company Holders shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Stock and Warrants held by such Company Holders.
     SECTION 2.6. Stock Transfer Books.
     At the Effective Time, the stock transfer books of the Company with respect to all Equity Securities of the Company shall be closed and no further registration of transfers of such Equity Securities shall thereafter be made on the records of the Company. On or after the Effective Time, any certificates for shares of Company Stock (other than any Excluded Shares or Dissenting Shares) presented to the Stockholder Representative, the Surviving Corporation or Parent for any reason shall represent only the right to receive the Applicable Share Amount payable in accordance with this Article II, subject to the Applicable Reductions.

     SECTION 2.7. Closing Indebtedness; Unpaid Company Transaction Expenses.
     On or before the Business Day immediately preceding the Closing Date, the Company shall deliver to Parent a statement setting forth in reasonable detail the Company’s good faith estimates of the Closing Indebtedness under the Company Credit Documents, clause (E) of the definition of Indebtedness and clause (F) of the definition of Indebtedness to the extent it relates to the Company Credit Documents, and Unpaid Company Transaction Expenses, and payment instructions therefor and simultaneously with the Closing Parent shall pay, or cause to be paid, such estimates on behalf of the Company and the Company Subsidiaries by wire transfer of immediately available funds to the accounts set forth in such statement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the corresponding sections or subsections of the Company Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedules shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is readily apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:
     SECTION 3.1. Organization and Qualification; Subsidiaries.
     The Company and each Subsidiary of the Company (each a “Company Subsidiary”) is a corporation duly incorporated or otherwise formed, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or formation. The Company and each Company Subsidiary is duly qualified to conduct its businesses, and is in good standing, in each jurisdiction where the conduct of such businesses, the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except for any failures to be so qualified that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has the requisite power and authority to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its businesses as now being conducted. Schedule 3.1 lists all countries, states and other jurisdictions in which the Company or any Company Subsidiary is licensed or otherwise qualified to do business. The Company has no Subsidiaries other than those identified on Schedule 3.1, and neither the Company nor any Company Subsidiaries owns any Equity Securities in any Person other than Equity Securities of the Company’s Subsidiaries identified listed on Schedule 3.1.
     SECTION 3.2. Certificate of Incorporation and Bylaws.
     The Company has heretofore made available to Parent a complete and correct copy of the certificate of incorporation and bylaws or other Governing Instruments of the Company and each Company Subsidiary, each as amended to date. Each such certificate of incorporation, bylaws and other Governing Instrument is in full force and effect. Neither the Company nor any Company Subsidiary is in violation, in any material respect, of any of the provisions of its certificate of incorporation, bylaws or other Governing Instrument.

     SECTION 3.3. Capitalization.
     (a) Schedule 3.3 sets forth, as of the date of this Agreement, the authorized, issued and outstanding Equity Securities of the Company and each Company Subsidiary, the names of the record holders thereof and the number and type of such Equity Securities owned by each such holder; provided, however, that, notwithstanding the foregoing, Schedule 3.3 only sets forth the issued and outstanding Equity Securities of the Company as of the date of this Agreement. Except as set forth in Schedule 3.3, (i) all of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable, (ii) no capital stock of the Company is issued or outstanding or reserved for issuance, (iii) there are no other Equity Securities of the Company or any Company Subsidiary issued or outstanding or reserved for issuance and (iv) as of the Closing Date, there will be no dividends or other distributions with respect to any Equity Security of the Company that have been declared but not paid.
     (b) As of the date of this Agreement, there are Warrants outstanding representing the right to purchase an aggregate of 182,287.41 shares of Class A Common Stock of the Company. Except as set forth in the previous sentence and in paragraph (a) above, there are no options, warrants or any preemptive, “phantom stock”, stock appreciation, stock-based performance or other rights or any Contracts, arrangements or commitments of any character relating to the issued or unissued Equity Securities of the Company or any Company Subsidiary or obligating the Company, any Company Subsidiary, any Company Holders or any of their Affiliates to issue, deliver or sell, or cause to be issued, delivered or sold, any Equity Securities of the Company or any Company Subsidiary, including upon the exchange, conversion or exercise of any Indebtedness or security. Except as set forth on Schedule 3.3, there are no Contracts to which the Company, any Company Subsidiary, any Company Holders or any of their Affiliates is a party or by which any of them is bound requiring the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities of the Company or any Company Subsidiary or to make any material investment (in the form of Equity Securities, loans, capital contribution or otherwise) in any other Person or relating to the voting, ownership, transfer or other aspect of any Equity Securities of the Company or any Company Subsidiary.
     (c) All of the outstanding Equity Securities of each Company Subsidiary have been duly authorized, validly issued and (to the extent applicable, in the case of Company Subsidiaries formed under Laws other than the Laws of any U.S. jurisdiction) are fully paid and nonassessable, and except as set forth on Schedule 3.3, are owned of record solely by the Company or a Wholly-Owned Company Subsidiary and are not beneficially owned by any other Person other than the controlling Affiliates of the Company. Except as set forth on Schedule 3.3, all of the issued and outstanding Equity Securities of each Company Subsidiary owned by the Company or a Wholly-Owned Company Subsidiary are owned by the Company or such Wholly-Owned Company Subsidiary free and clear of all liens, security interests, pledges or other encumbrances (collectively, “Encumbrances;” provided that, for the avoidance of doubt, “Encumbrances” shall not be deemed to include any licenses or sublicenses of Intellectual Property) other than Encumbrances that secure the Company Credit Documents or that arise under applicable securities laws.

     SECTION 3.4. Authority.
     The Company has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been approved and declared advisable by the unanimous vote of the Board of Directors of the Company and no other corporate proceedings on the part of the Company or its shareholders are necessary to authorize this Agreement or to consummate the transactions contemplated hereby except for the execution and delivery by Parent of the Written Consents pursuant to the irrevocable proxies granted pursuant to Section 7.11. A majority of the members of the Board of Directors of the Company who have not been designated by ABRY Partners V, L.P. (“ABRY V”) have approved all consideration, fees or others benefits paid or provided to, or to be paid or provided to, any “Approving Stockholder” (as defined in the Stockholders Agreement) or any Affiliate of an Approving Stockholder in connection with the Merger, this Agreement or the transactions contemplated hereby that are required to be so approved by Section 4(d) of the Stockholders Agreement. A majority of the members of the Board of Directors of the Company who are not “Interested Directors” (as defined in the Stockholders Agreement) have consented to this Agreement, the transactions contemplated hereby and all other agreements and transactions between the Company or any Company Subsidiary, on the one hand, and ABRY V or any of its Affiliates, on the other hand, in connection herewith or therewith for which such consent is required under Section 14 of the Stockholders Agreement. The execution and delivery by Parent of the Written Consents pursuant to the irrevocable proxies granted pursuant to Section 7.11 is the only approval of the holders of any class or series of Equity Securities of the Company necessary to adopt this Agreement and approve and authorize the Merger and the other transactions contemplated by this Agreement. Upon such execution and delivery, the Merger will constitute an “Approved Sale” (as defined the Stockholders Agreement) for all purposes of the Stockholders Agreement. All holders of issued and outstanding Equity Securities of the Company at the Effective Time will be parties to, and bound by the provisions of, this Agreement (including as a result of executing and delivering a Joinder Agreement) and/or the Stockholders Agreement. This Agreement has been duly executed and delivered by the Company and, assuming its due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.
     SECTION 3.5. No Conflict; Required Filings and Consents.
     (a) The execution and delivery of this Agreement by the Company does not, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby by the Company will not, (i) conflict with or violate, result in a breach of, or constitute a default under any Governing Instrument of the Company or any Company Subsidiary, (ii) subject to compliance with the requirements of the HSR Act and those matters set forth in Schedule 3.5, conflict with or violate any U.S. or non-U.S. federal, state, local or foreign law, statute or governmental ordinance, rule, regulation, order, judgment, decree, injunction, arbitral award, license or permit of any Governmental Entity (collectively, “Law”) applicable to the Company or any Company Subsidiary or by which any of them or their respective properties is bound or affected, or (iii) constitute or result in any breach or violation of, any default (or any event which with notice or lapse of time or both would become a default) under or any termination, amendment, acceleration or cancellation of, give any other party the right to terminate, amend, accelerate or change any of the rights and obligations under, or result in the creation of an Encumbrance on any of the properties or assets of the Company or any Company Subsidiary pursuant to, any Permit of the Company or any Company Subsidiary or any Contract to which the Company or any Company Subsidiary is a party or by which the Company, any Company Subsidiary or any of their respective properties or assets is bound, except, in the case of this clause (iii) only, for any such violations, breaches, defaults, terminations, amendments, accelerations, cancellations, changes or Encumbrances (excluding any Encumbrances on any Equity Securities of the Company or any Company Subsidiary) that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or to prevent or delay in any material respect the satisfaction of any condition set forth in Article VIII or the consummation of the Merger or the performance by the Company of its obligations under this Agreement.
     (b) None of the execution and delivery of this Agreement by the Company, the performance of this Agreement by the Company or the consummation of the transactions contemplated hereby by the Company will require any consent, approval, authorization, permit, license, waiver, exemption, variance, clearance or other action from, of or by, or any notice, report, registration, application or other filing to or with, any domestic or foreign governmental or regulatory authority, agency, commission, court or other entity (each a “Governmental Entity”) except for (i) (A) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), (B) the consents, approvals, authorizations or Permits identified in Schedule 3.5, and (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.
     SECTION 3.6. Company Financial Statements; Company Indebtedness.
     Attached as Schedule 3.6 are (i) the audited consolidated balance sheet of the Company as of December 31, 2009 and December 31, 2008, and the related audited consolidated statements of income, changes in stockholders equity and cash flow for the fiscal years ended on December 31, 2009 (the “Balance Sheet Date”) and December 31, 2008, together with an executed copy of the audit report thereon by PricewaterhouseCoopers LLP (collectively, the “Audited Financial Statements”) and (ii) the Company’s unaudited consolidated balance sheet as of March 31, 2010 (the “Interim Balance Sheet”) and the related unaudited consolidated statements of income and of cash flow for the three-month period then ended (all of the foregoing financial statements and any notes thereto are hereinafter collectively referred to as the “Company Financial Statements”). The Company Financial Statements fairly present, in all material respects, the consolidated financial condition, results of operations, changes in stockholders equity and cash flows of the Company as of the dates thereof or for the periods covered thereby in accordance with GAAP and have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis except, with respect to the unaudited Company Financial Statements, for any absence of required footnotes, a statement of changes in stockholders equity and customary year-end audit adjustments that will not be material in amount or effect. The books of account, minute books and other records of the Company and the Company Subsidiaries are complete and correct in all material respects, have been maintained in a consistent manner and have recorded therein the results of operations and the assets and liabilities of the Company and the Company Subsidiaries in all material respects. The Company and the Company Subsidiaries maintain a system of accounting and internal controls that provides reasonable assurances that financial transactions are executed in accordance with the authorization of the management. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls over financial reporting of the Company and the Company Subsidiaries that would reasonably be expected adversely to affect their ability to record, process, summarize and report financial information and there has been no material complaint, allegation or claim with respect to the accounting or auditing practices, procedures, methodologies or methods or internal controls over financial reporting of the Company or any Company Subsidiary. The Company and the Company Subsidiaries have no indebtedness, debts, liabilities, commitments or obligations of any kind whatsoever, whether or not fixed, contingent, accrued, asserted, matured or known and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto (collectively, “Liabilities”) arising out of facts or circumstances existing as of or prior to the Closing, except for Liabilities (a) shown on the Interim Balance Sheet (including any notes thereto), (b) incurred by the Company and the Company Subsidiaries after the date of the Interim Balance Sheet Date in the ordinary course of their business consistent with past practice, (c) set forth on Schedule 3.6, (d) that, individually or in the aggregate, do not exceed $1,000,000 and have not had and would not be reasonably be expected to have a Company Material Adverse Effect or (e) that are Company Transaction Expenses. For the avoidance of doubt, as of any date the term “Liabilities” shall not include any performance obligation under any Contract arising (other than by virtue solely of the existence of the Contract as of such date) and to be performed after such date.
     SECTION 3.7. Absence of Certain Changes or Events.
     Except as set forth on Schedule 3.7, (a) since the Balance Sheet Date there has not been any event, occurrence, discovery or development that, individually or in the aggregate, (i) has had or would be reasonably be expected to have a Company Material Adverse Effect or (ii) would reasonably be expected to prevent or delay in any material respect the satisfaction of any condition set forth in Article VIII or the consummation of the Merger or the performance by the Company of its obligations under this Agreement and (b) during the period from the Balance Sheet Date through the date of this Agreement (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any of the Company Subsidiaries has taken any of the actions described in any of the clauses (a), (b), (c), (d), (f), (h) or (i) of Section 6.2, or clause (k) of Section 6.2 as it applies to clauses (a), (b), (c), (d), (f), (h) and (i) thereof (in each case, without giving effect to any of the language preceding such clauses).

     SECTION 3.8. Absence of Litigation.
     Except as set forth on Schedule 3.8 there are no, and since January 1, 2007 there have not been any, (a) civil, criminal or administrative actions, suits, claims, arbitrations, or other proceedings pending or, to the Knowledge of the Company, threatened, or to the Knowledge of the Company, any audits, investigations, inquiries or examinations pending or threatened, in each case by or against the Company or any of the Company Subsidiaries by, before or with any court or other administrative, governmental, arbitration, mediation or regulatory authority or body, domestic or foreign, that, individually or in the aggregate, have or would reasonably be expected to result in a liability to the Company or any Company Subsidiary in excess of $1,000,000 or have had or would reasonably be expected to have a Company Material Adverse Effect or to prevent or delay in any material respect the satisfaction of any condition set forth in Article VIII or the consummation of the Merger or the performance by the Company of its obligations under this Agreement or that challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby, or (b) material judgments, decrees, injunctions, awards or orders of any Governmental Entity or arbitrator outstanding against the Company or any Company Subsidiary or to which any of them or any of their assets are subject or bound.
     SECTION 3.9. Licenses and Permits; Compliance with Laws.
     (a) The Company and the Company Subsidiaries currently hold, and since January 1, 2007 have held, all permits, licenses, consents, approvals, certificates, accreditations, clearances, waivers and other authorizations and actions (other than registrations and applications of registration for Intellectual Property) from, of or by all Governmental Entities necessary for the Company and the Company Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted (collectively, the “Permits”), except for any Permits the absence of which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and the Company Subsidiaries are conducting, and since January 1, 2007 have conducted, their businesses, including, but not limited to, satellite services provided through third party arrangements, in all material respects in compliance with all applicable Laws (other than Environmental Laws, which are addressed in Section 3.16, and ERISA and Laws related to employee and employee benefit matters, which are addressed in Section 3.13 and Section 3.15), Permits and other authorizations of Governmental Entities. Neither the Company nor any of the Company Subsidiaries have received any written or, to the Knowledge of the Company, oral notices or communications and no claims have been filed or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary alleging a material violation of such Laws, Permits or authorizations (other than notices and claims that have been resolved prior to the date hereof without material Liability to the Company or any Company Subsidiary that has not been satisfied, a list of which is included in Schedule 3.9(a), and those that after the date of this Agreement are resolved in compliance with Section 6.2(f)).
     (b) To the Knowledge of the Company, the Persons with which the Company or any Company Subsidiary, as the case may be, has contracted to provide any satellite teleport services, which services are used in the Company’s and the Company Subsidiaries’ respective businesses, possess the required Permits to engage in or provide such services.

     (c) (i) The Company’s and the Company Subsidiaries’ respective standard customer agreements obligate customers to secure Permits, in jurisdictions where required, to operate remote earth station facilities utilizing satellite services provisioned by the Company or the Company Subsidiaries, and such practice by the Company and the Company Subsidiaries complies with applicable Law in such jurisdictions; (ii) the Company and the Company Subsidiaries recommend from time to time customers utilize a designated third party consultant to assist in securing such Permits; (iii) in some jurisdictions and depending on the service arrangement, the Company’s and the Company Subsidiaries’ respective customers may operate remote earth station facilities pursuant to the Permit granted to the Company or the Company Subsidiaries, as the case may be; and (iv) from August 1, 2006, no customer of the Company or any Company Subsidiary has been directed by a Governmental Entity to discontinue operations for customer failure to obtain a Permit.
     SECTION 3.10. Taxes. Except as set forth on Schedule 3.10:
     (a) Since February 1, 2006, The Company and the Company Subsidiaries have or will have prepared and filed with all appropriate Governmental Entities all Tax Returns in respect of material Taxes by the date such returns were due to be filed (after giving effect to extensions timely filed) as of the Effective Time, and all such returns are and will be correct and complete in all material respects. The Company and the Company Subsidiaries have paid in full all Taxes due and payable prior to the date hereof, and will pay all Taxes which become due and payable after the date hereof and prior to the Effective Time. The Company and the Company Subsidiaries have withheld from each payment made to any of its present or former employees, officers, directors, stockholders and creditors all amounts required by Law to be withheld and have, where required, remitted such amounts within the applicable periods allowed by Law to the appropriate Governmental Entities. In addition (i) no assessments for Taxes have been issued against the Company or any Company Subsidiary by a Governmental Entity that remain outstanding and unpaid; (ii) within the past three (3) years no Governmental Entity has conducted an audit of the Company or any Company Subsidiary in respect of Taxes; (iii) neither the Company nor any Company Subsidiary has executed or filed any agreement extending the period for the assessment or collection of any Taxes; (iv) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to above are currently pending; and (v) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of the Company and the Company Subsidiaries.
     (b) Prior to the date hereof neither the Company nor any Company Subsidiary has received from any foreign, federal, state, or local taxing authority (including jurisdictions where the Company or any Company Subsidiary has not filed Tax Returns) any (i) written notice indicating an intent to open an audit or other review, or (ii) written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any Company Subsidiary (excluding any such notices related to Tax matters paid or otherwise resolved prior to the date hereof). Since January 1, 2008 and prior to the date hereof, no claim has been made in writing by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or any Company Subsidiary is or may be subject to taxation by that jurisdiction (other than any such claims resolved prior to the date hereof). There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any Company Subsidiary.

     (c) Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation or sharing agreement (excluding any Tax allocation or sharing agreements solely among the Company and/or any of the Company Subsidiaries). Neither the Company nor any Company Subsidiary (a) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (b) has any liability for the Taxes of any Person under Reg. §1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
     (d) The Company and Company Subsidiaries will not be required, as a result of (i) a change in accounting method for a Tax period beginning on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (ii) any “closing agreement” as described in Section 7172 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing.
     (e) No closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company Holders or any affiliate with respect to the Company and Company Subsidiaries.
     (f) No tax is required to be withheld by Parent or Merger Sub pursuant to Section 1445 of the Code as a result of the transfer contemplated by this Agreement.
     SECTION 3.11. Intellectual Property.
     (a) Schedule 3.11 contains a complete and accurate list of all (i) registered Intellectual Property, and material unregistered trademarks owned (alone or jointly with others) by the Company or any Company Subsidiary, (ii) pending patent applications and applications for other registrations of Intellectual Property filed by or on behalf of the Company or any Company Subsidiary, and (iii) material software owned or used by the Company or any Company Subsidiary, other than generally available “shrink-wrapped” or “off-the-shelf” software licensed to the Company or any Company Subsidiary on standard terms for an upfront payment or annual license fee of less than $100,000 for any such license. All registration, renewal and maintenance fees due and payable in respect of each of the material applications and registrations of Intellectual Property owned by the Company or any Company Subsidiary have been paid. To the Knowledge of the Company, Schedule 3.11 also contains a complete and accurate list of (A) all material licenses, royalty agreements, and other rights granted by the Company or any Company Subsidiary to any third party with respect to any Intellectual Property owned by the Company or a Company Subsidiary and (B) all material licenses, agreements, and other rights granted by any third party to the Company or a Company subsidiary with respect to any Intellectual Property (other than generally available “shrink-wrapped” or “off-the-shelf” software licensed to the Company or any Company Subsidiary on standard terms for an upfront payment or annual license fee of less than $100,000 for any such license) (collectively, the

“Intellectual Property Licenses”). The Company and each of the Company Subsidiaries has performed in all material respects all obligations imposed on it in the Intellectual Property Licenses and is not, and, to the Knowledge of the Company, no other party to the Intellectual Property Licenses is, in material breach or default thereunder. The Company or one of the Company Subsidiaries owns (or has valid rights to use) all Intellectual Property necessary to conduct the business of the Company and Company Subsidiaries as currently conducted except in each case where the failure to own or have a right to use such Intellectual Property, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, and all such Intellectual Property will be owned or available for use by the Company and the Company Subsidiaries immediately following the Closing on substantially identical terms and conditions as it was immediately prior to the Closing. All Intellectual Property owned by the Company and the Company Subsidiaries is free and clear of all Encumbrances (other than Permitted Encumbrances).
     (b) All Intellectual Property owned or, to the Knowledge of the Company, used by the Company or a Company Subsidiary is valid, subsisting and enforceable and, to the Knowledge of the Company, all Intellectual Property used (but not owned) by the Company or a Company Subsidiary is valid, subsisting and enforceable, except where the failure of such Intellectual Property to be valid, subsisting and enforceable would not reasonably be expected to have a Company Material Adverse Effect.
     (c) There have been no claims made or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary asserting (i) the invalidity, misuse or unenforceability of any of the Intellectual Property owned or, to the Knowledge of the Company, used by the Company or any Company Subsidiary, or (ii) that the operation of the business of the Company or any Company Subsidiary infringes or otherwise conflicts with any Intellectual Property of any third party (including any demand or request that the Company or a Company Subsidiary license any rights from a third party), except, with respect to each of clauses (i) and (ii) above, for claims which (A) have been resolved and settled and with respect to which neither the Company nor any Company Subsidiary has any ongoing material obligations or (B) would not reasonably be expected to have a Company Material Adverse Effect. Neither the operation of the business of the Company or the Company Subsidiaries as currently conducted, nor the making, using, selling, offering for sale, import, provision or distribution of any of its or their products or services, infringes upon or otherwise violates any Intellectual Property rights of any third party, except where such infringement would not reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no Person has infringed upon or otherwise conflicted with or is currently infringing upon or otherwise conflicting with any Intellectual Property owned by the Company or Company Subsidiary, except where such infringement would not reasonably be expected to have a Company Material Adverse Effect.
     (d) Except as set forth on Schedule 3.11, none of the software owned by or licensed to the Company or any Company Subsidiary is subject to the provisions of any open source or other type of license agreement or distribution model that: (i) requires the distribution or making available of source code, (ii) prohibits or limits charging a fee or receiving consideration in connection with licensing, sublicensing or distributing any software, (iii) except as specifically required by Law, grants any right to any Person or otherwise allows any Person to decompile, disassemble or reverse-engineer any software, or (iv) requires the licensing of any software for the purpose of making derivative works.

     (e) Each employee of the Company or any Company Subsidiary has executed a written agreement expressly assigning or agreeing to assign to the Company or a Company Subsidiary all right, title and interest in and any inventions and works of authorship, whether or not patentable, invested, created, developed, conceived and/or reduced to practice during the term of such employee’s employment with the Company or the relevant Company Subsidiary, and all Intellectual Property therein.
     SECTION 3.12. Scheduled Contracts.
     (a) Schedule 3.12 sets forth a complete and correct list, as of the date of this Agreement, of all Contracts of the following types to which the Company or a Company Subsidiary is a party or to which it or its assets are subject or bound: (i) any Contract (including any leases) providing for payments by or to the Company or a Company Subsidiary in excess of $1,000,000 at any time or in the aggregate during any year other than those that may be terminated or cancelled by the Company or any Company Subsidiary on 90 days’ or less notice without the payment of any material penalty or other payment obligations and purchase orders for purchases by the Company or any Company Subsidiary issued in the ordinary course of business consistent with past practice; (ii) any employment, severance, termination, change in control, retention, consulting or similar Contract involving payments or other consideration by the Company or a Company Subsidiary in excess of U.S. $100,000 (or the non-U.S. equivalent) in the aggregate during any year other than any consulting Contract with a Person that is not natural person or any Contract for employment at will that may be terminated by the Company or such Company Subsidiary without liability other than for payment of amounts accrued prior to such termination and amounts that are required by Law to be paid (the “Employment Contracts”); (iii) any Contract pursuant to which the Company or any Company Subsidiary has incurred or become liable for any Indebtedness that is currently outstanding; (iv) any Contract not made in the ordinary course of business consistent with past practice which is material to the Company and the Company Subsidiaries, taken as a whole, and is to be performed in whole or in part on or after the date of this Agreement; (v) any partnership, joint venture or similar Contract relating to any Person that is not wholly owned by the Company or any Company Subsidiary; (vi) any Contract that contains any (A) “most favored nation” or similar provision in favor of a Person other than the Company or a Company Subsidiary, (B) provision expressly requiring the Company or any Company Subsidiary to purchase goods or services exclusively from another Person or (C) express restriction on the ability of the Company or any of its Affiliates (whether before or after the Closing) to compete in any line of business or with any Person or to provide services generally or in any market segment or any geographic area; (vii) any Contract or series of related Contracts under which the Company or any Company Subsidiary may be obligated to dispose of or acquire any assets or properties material to the business of the Company and the Company Subsidiaries, taken as a whole, other than dispositions or acquisitions in the ordinary course of business consistent with past practice; (viii) any Contract that, if Section 3.5(a) did not contain the qualification to clause (iii) thereof that is set forth therein, would be required to be disclosed on Schedule 3.15 by reason of such clause (iii); (ix) any contract which, if terminated prior to its current expiration date, would reasonably be expected to have a Company Material Adverse Effect; (x) any lease for third party satellite teleport services; and (xi) any lease for satellite capacity involving payments by the Company or any Company Subsidiary which exceeds $500,000 in the aggregate during any year or that is otherwise material to the business or operations of the Company or any Company Subsidiary. The Contracts required to be listed on Schedules 3.11, 3.12, 3.14(b) or 3.18 are referred to as the “Scheduled Contracts” provided that any such Contract that expires or terminates in accordance with its terms prior to the Closing (other than as a result of a breach or default by the Company or any Company Subsidiary) shall cease to be a Scheduled Contract.
     (b) Except as set forth on Schedule 3.12, Schedule 3.13, Schedule 3.14 or Schedule 3.18 (with respect the Scheduled Contracts described therein): (i) each of the Scheduled Contracts is a valid and legally binding agreement and is in full force and effect and will remain valid and legally binding and in full force and effect after, and none of the rights and obligations thereunder will be affected by, the consummation of the transactions contemplated hereby, (ii) neither the Company nor any Company Subsidiary is in default or breach, and no event or circumstance has occurred which with or without notice, lapse of time or both would constitute a default or breach by the Company or any Company Subsidiary, under the provisions of any Scheduled Contract, except for any such defaults or breach that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (iii) prior to the date hereof neither the Company nor any Company Subsidiary has received any written notice of any such default or breach (other than notices of matters that have been resolved prior to the date hereof without material Liability to the Company or any Company Subsidiary or is resolved after the date hereof in accordance with Section 6.2(f)), and (iv) to the Knowledge of the Company there does not exist any material default or breach, and no event or circumstance has occurred which with or without notice, lapse of time or both would constitute a default or breach, under the provisions of any Scheduled Contract by any party thereto other than the Company or any Company Subsidiary. True and complete copies of all Scheduled Contracts as in effect as of the date hereof have been delivered to Parent or made available to Parent for inspection.
     SECTION 3.13. Employee Benefit Plans.
     (a) Schedule 3.13(a)(i) sets forth a true and complete list of each material Benefit Plan (other than the Employment Contracts) and Schedule 3.13(a)(ii) sets forth a true and complete list of each material Foreign Benefit Plan. Each Benefit Plan which has received a favorable determination or opinion letter from the IRS, including any master or prototype plan, has been separately identified on Schedule 3.13(a)(i). For purposes of this Agreement, (i) the term “Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and any deferred compensation, stock option, stock purchase, stock appreciation rights, phantom stock, stock-based, incentive, bonus, long- or short-term disability, vacation and severance plan, and any other material compensation, employment, consulting or benefit plan, program, policy, agreement or arrangement of any kind (whether written or oral, qualified or nonqualified, funded or unfunded, currently effective or terminated), which in each case covers any current or former officers or employees of the Company or any Company Subsidiary (the “Employees”) or any current or former director of the Company or any Company Subsidiary, and that is sponsored by, maintained or contributed or required to be contributed to as of the date of this Agreement by the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or could reasonably be expected to have any liability (other than any workers’ compensation plan, program, policy or contract and other than any Foreign Benefit Plan) and including any Employment Contract, and (ii) the term “Foreign Benefit Plan” means any benefit plan, program, fund, policy, contract, agreement or arrangement of any kind (whether written or oral, qualified or non-qualified, funded or unfunded, financed by the purchase of insurance, contributory or non-contributory) providing any type of compensation or benefits including, without limitation: pension, equity, bonus, medical, death benefits, disability, severance, termination indemnity, redundancy pay, or fringe benefits, that is sponsored by, maintained or contributed to or required to be contributed to as of the date of this Agreement by the Company or any Company Subsidiary or with respect to which the Company or any Company Subsidiary has or could reasonably be expected to have any liability that covers Employees outside the United States; provided, however, that (x) any workers’ compensation plan, program, policy or contract and (y) any governmental plan or program to which the Company is required by Law to contribute or requiring the mandatory payment of social insurance taxes or similar contributions to a governmental fund with respect to the wages of an Employee shall not be considered a “Foreign Benefit Plan” for these purposes.
     (b) With respect to each Benefit Plan (and with respect to item (i) herein, each Foreign Benefit Plan), the Company has furnished or made available to Parent true, current and complete copies of (as applicable): (i) the plan document (including any amendments thereto), or in the case of a material unwritten Benefit Plan or Foreign Benefit Plan, a written description thereof, and summary plan description (including any summaries of material modification); (ii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Benefit Plan; (iii) the most recent annual report (Form 5500 series) required for such Benefit Plan; (iv) all current trust agreements, insurance contracts or other funding arrangements that implement such Benefit Plan; and (v) all material correspondence with a Governmental Entity during the last three years. For purposes of item (i) herein, in the event that the plan document for a Foreign Benefit Plan or any amendment to such plan document is not available to be furnished or made available to Parent, the Company shall furnish or make available to Parent a written description thereof.
     (c) Except as set forth on Schedule 3.13(c): none of the Company, any Company Subsidiary, any Employee, director or officer of the Company or any Company Subsidiary or, to the Knowledge of the Company, any Benefit Plan (or a related trust) or Contractor (other than a Contractor that is not a natural person) or other fiduciary of a Benefit Plan has (i) engaged in any transaction as a result of which the Company, any Company Subsidiary or any Benefit Plan would be subject to any material liability pursuant to Sections 406 or 409 of ERISA or to either a material civil penalty assessed pursuant to Section 502(i) or (l) of ERISA or a material Tax imposed pursuant to Section 4975 of the Code, to the extent applicable thereto or (ii) has incurred or reasonably expects to incur a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA. To the Knowledge of the Company, no fiduciary of any Benefit Plan (i) who is the Company or a Company Subsidiary or an Employee or director of the Company or a Company Subsidiary or (ii) to which the Company or a Company Subsidiary has any indemnification obligation has any material liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Benefit Plan.

     (d) None of the Benefit Plans is a plan subject to Title IV of ERISA, or the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. Neither the Company nor any Company Subsidiary has incurred or otherwise has any liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise, under Title IV of ERISA and no events have occurred and no circumstances exist (other than as a result of any action of Parent or any of its Affiliates following the Closing) that could result in such liability to the Company or any Company Subsidiary. No Foreign Benefit Plan is a defined benefit pension plan.
     (e) Each Benefit Plan and Foreign Benefit Plan has been operated, funded and administered in all material respects in compliance with its governing documents, any applicable agreements with Employee Representative Groups (as defined in Section 3.15(b)) and with all provisions of all applicable Laws, including ERISA and the Code.
     (f) Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS and no event has occurred since the date of the most recent determination letter that would reasonably be expected to result in the revocation of any such favorable determination or opinion letter or would otherwise reasonably be expected to adversely affect the qualified status of such Benefit Plan. Each Foreign Benefit Plan required to have been registered or approved by any non-U.S. Governmental Entity has been so registered or approved, as the case may be, and no event has occurred since the date of such registration or approval that would reasonably be expected to materially affect any such registration or approval.
     (g) As of the date hereof, there are no claims (other than routine claims for benefits and claims which have been resolved prior to the date hereof), investigations, examinations, audits, proceedings, hearings, actions or lawsuits pending, or to the Knowledge of the Company, threatened, with respect to any Benefit Plan or Foreign Benefit Plan. All reports, returns and similar filings with respect to all Benefit Plans and Foreign Benefit Plans required to be filed with any Governmental Entity or distributed to any Benefit Plan or Foreign Benefit Plan participant have been duly and timely filed or distributed in all material respects.
     (h) Neither the Company nor any Company Subsidiary maintains, contributes to, or has any obligation to contribute to or has any liability or the reasonable possibility of any potential liability with respect to a “multiemployer plan” as that term is defined in Section 3(37) of ERISA.
     (i) Except as set forth in Schedule 3.13(i), all contributions (including all employer contributions and employee salary reduction contributions) that have become payable with respect to any Benefit Plan, Foreign Benefit Plan or governmental plan or program to which the Company is required by Law to contribute have been made within the time periods prescribed by applicable Law, including ERISA and the Code and the Benefit Plan or Foreign Benefit Plan documents applicable to each such Benefit Plan or Foreign Benefit Plan. All premiums or other payments for all periods ending on or before the Effective Time have been paid or properly accrued and reflected in the Company Financial Statements with respect to each Benefit Plan or Foreign Benefit Plan in accordance with (i) the past custom and practice of the Company and the Company Subsidiaries (to the extent such past custom and practice requires accrual or reflection on the Company Financial Statements) and (ii) all applicable Laws.

     (j) Except as set forth on Schedule 3.13(j): neither the execution and delivery of this Agreement, stockholder approval of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Employee, Contractor (other than a Contractor that is not a natural person) or current or former director of the Company or any Company Subsidiary to severance pay or any increase in severance pay upon any termination of employment after the date hereof, result in a payment or other benefits becoming due from the Company or any Company Subsidiary to any Employee, Contractor (other than a Contractor that is not a natural person) or current or former director of the Company or any Company Subsidiary, or increase the amount of any payments or benefits otherwise payable to such individuals; (ii) accelerate the time of payment, vesting or funding (through a grantor trust or otherwise), of any payments or benefits due to any Employee, Contractor (other than a Contractor that is not a natural person) or current or former director of the Company or any Company Subsidiary; (iii) result in any material breach or material violation of, or a material default under, any material Foreign Benefit Plan; or (iv) limit or restrict the right of the Company or, after the consummation of the transaction contemplated hereby, Parent to merge, amend or terminate any material Benefit Plan or material Foreign Benefit Plan.
     (k) To the Knowledge of the Company, the projected expense of maintaining the Benefit Plans and Foreign Benefit Plans with respect to the current fiscal year is not materially greater than the actual expense of maintaining such plans during the most recently completed fiscal year.
     (l) There are no Benefit Plans or other agreements to which the Company or any Company Subsidiary is a party which will provide payments, or other amounts paid or payable, to any officer, employee or highly compensated individual which will be “parachute payments” under Section 280G or Section 4999 of the Code for which Parent or the Company or any Company Subsidiary will have withholding liability or that will result in loss of Tax deductions under Section 280G of the Code.
     (m) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has since (i) January 1, 2005 been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1 and (ii) January 1, 2009, been in documentary and operational compliance in all material respects with Section 409A of the Code. Neither the Company nor any Company Subsidiary has been required to withhold or pay any Taxes as a result of a failure to comply with Section 409A of the Code.
     (n) Except as set forth on Schedule 3.13(n), neither the Company nor any Company Subsidiary has any obligation to provide life insurance or medical or health benefit coverage on or after retirement or other termination of employment to any individual other than continuation coverage as required by Section 4980B of the Code, Sections 601-608 of ERISA (“COBRA”) or applicable state continuation of coverage statutes. The Company and the Company Subsidiaries have complied in all material respects with COBRA and applicable state continuation of coverage statutes and neither the Company nor any Company Subsidiary has any liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise, under COBRA or any applicable state continuation of coverage statute as a result of any failure to comply with COBRA or any such statute by an ERISA Affiliate other than the Company or any Company Subsidiary.
     SECTION 3.14. Properties; Assets.
     (a) Except as set forth in Schedule 3.14(a), the Company or one of the Company Subsidiaries has good and marketable fee simple title to all the Owned Real Property and other material tangible assets reflected in the audited consolidated balance sheet included in the Company’s Financial Statements, dated as of the Balance Sheet Date, as being owned by the Company or one of the Company Subsidiaries (except any such assets and properties sold or otherwise disposed of since the date thereof in the ordinary course of business), or acquired after the date thereof which are material to the Company and the Company Subsidiaries, taken as a whole, free and clear of all Encumbrances, other than Permitted Encumbrances.
     (b) Schedule 3.14(b) sets forth the address of each leasehold or subleasehold estate and other material rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any Company Subsidiary (the “Leased Real Property”), and a list of all leases, subleases, licenses, concessions and other written or oral agreements (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) pursuant to which the Company or any Company Subsidiary holds Leased Real Property (each a “Lease”). The Company has made available to Parent a true and complete copy of each such written Lease.
     (c) Except as set forth in Schedule 3.14(b) or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to each Lease: (i) such Lease is legal, valid, binding, enforceable (except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity) and in full force and effect; (ii) the transactions contemplated hereunder do not require the consent of any other party to such Lease, will not result in a breach of or default under such Lease, or otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing; (iii) neither the Company, any Company Subsidiary nor, to the Knowledge of the Company, any other party to such Lease is in breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default by the Company or any Company Subsidiary thereunder, or permit the termination, modification or acceleration of rent under such Lease; (iv) neither the Company nor any Company Subsidiary owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease; (v) neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; and (vi) there are no Encumbrances, other than Permitted Encumbrances, on the estate or interest created by such Lease.
     (d) At the Closing, the Company and the Company Subsidiaries will have sufficient tangible property and assets to enable them to operate and conduct the businesses of the Company and the Company Subsidiaries in substantially the same manner as they are currently conducted.

     SECTION 3.15. Employees; Labor Relations.
     (a) Schedule 3.15(a) lists, as of May 1, 2010, each employee of the Company or any of the Company Subsidiaries or Contractor (as defined below in Section 3.15(c)) that is a natural person and lists each such individual’s date of hire and and location. To the Knowledge of the Company, as of the date of this Agreement, no officer, key employee or group of employees of the Company or any Company Subsidiary has any present intention to terminate his, her or their employment with the Company or the relevant Company Subsidiary.
     (b) Except as set forth in Schedule 3.15(b): (i) neither the Company nor any Company Subsidiary is a party to any collective bargaining, representation, works council, labor or other agreement with a trade or national union, works council or similar employee representative group (collectively, “Employee Representative Group”); (ii) none of the employees of the Company or any Company Subsidiaries is represented by an Employee Representative Group, and, to the Knowledge of the Company, no petition has been filed, nor has any proceeding been instituted by any employee or group of employees with any labor relations board or commission seeking recognition of an Employee Representative Group; (iii) to the Knowledge of the Company, there is no organizational effort currently being made or threatened by or on behalf of any Employee Representative Group to organize or represent any Employees and no demand for recognition has been made by or on behalf of any Employee Representative Group, nor has there been such a demand for recognition, in the previous three (3) years; (iv) there is no pending or, to the Knowledge of the Company, threatened employee strike, work stoppage, slowdown, picketing or material labor dispute with respect to any Employees, nor has there been in the previous three (3) years; and (v) the Company and each Company Subsidiary is in compliance in all material respects with all Laws relating to employment or the workplace, including provisions relating to wages, hours, benefits, entitlement to overtime, collective bargaining, labor relations, workplace safety and health, work authorization, equal employment opportunity, employment discrimination, harassment or retaliation, immigration, unemployment compensation, workers’ compensation, employee privacy and right to know, the payment of social security and similar Taxes, plant closing and data breaches.
     (c) Except as set forth in Schedule 3.15(c): (i) no Person classified as a consultant or independent contractor or otherwise employed by a third-party staffing agency (each, a “Contractor”) has been held to be an employee of the Company or any Company Subsidiary; (ii) no Person has commenced, or to the Knowledge of the Company, threatened any claims, causes of action, complaints or audits which characterizes or could lead to a finding that a former or current Contractor is an employee of the Company or any Company Subsidiary; (iii) to the Knowledge of the Company, as of the date of this Agreement, no Contractor of the Company or any Company Subsidiary has any present intention to terminate his or her Contractor relationship with the Company or the relevant Company Subsidiary; and (iv) there are no written agreements with any Contractors which are not terminable by the Company or the relevant Company Subsidiary upon providing notice of 60 days or less.

     (d) There is no threatened or pending grievance, arbitration or other claim, proceeding, hearing, action, investigation, examination or lawsuit arising out of or under any collective bargaining or other agreement with any Employee Representative Group. Except as set forth in Schedule 3.15(d), there is no Employee Representative Group which, pursuant to applicable Law or any relevant agreement, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.
     (e) During the past two (2) years, neither the Company nor any Company Subsidiary has implemented any plant closing or layoff of employees that could implicate the WARN Act or any similar foreign, state or local Law. Schedule 3.15(e) sets forth an accurate and complete list of all employees of the Company and each Company Subsidiary employed in the United States who have been terminated or laid off, or whose hours of work have been reduced by more than 50% by the Company or the Company Subsidiary, as the case may be, in the 90 days prior to the date of this Agreement.
     (f) Except as set forth in Schedule 3.15(f), there is no material claim, proceeding, hearing, action, investigation, examination or lawsuit pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary relating to the alleged violation by the Company or any Company Subsidiary (or any of its directors, officers or employees) of any Law pertaining to labor relations, immigration or employment matters.
     SECTION 3.16. Environmental Matters.
     (a) Except as set forth on Schedule 3.16, the Company and each Company Subsidiary (a) are in compliance with applicable Environmental Laws, (b) have obtained and possess all Permits required under Environmental Laws, (c) have not, prior to the date hereof, received any written notices from any Governmental Entity alleging the violation of any applicable Environmental Law, (d) are not the subject of any Order arising under any Environmental Law, and (e) have not generated, emitted, discharged or disposed of any Hazardous Substance so as to give rise to liability under Environmental Laws; in each case, except for any failures to be in such compliance or have such Permits or any such violations, Orders or liability with respect to Hazardous Substances that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Notwithstanding any other provision of this Agreement, this Section 3.16 constitutes the sole representation and warranty of the Company with respect to any environmental or human health and safety matter, including matters arising under Environmental Laws.
     SECTION 3.17. Insurance.
     Schedule 3.17 contains a list of all material policies of title, property, fire, casualty, liability, life, workmen’s compensation, and other forms of insurance in force as of the date hereof with respect to the Company and the Company Subsidiaries. All such insurance policies: (a) are in full force and effect and (b) to the Knowledge of the Company, are valid and enforceable. The premiums due and payable under such insurance policies have been timely paid in accordance with the terms of such policies. Neither the Company nor any of the Company Subsidiaries nor any of their Affiliates has received or given written notice of cancellation or non-renewal with respect to any of such insurance policies since February 1, 2006. Neither the Company nor any Company Subsidiary is in material default with respect to any such insurance policies and since January 1, 2007 there has been no material claim by the Company or any of its Subsidiaries under any such insurance policies that has been denied.
     SECTION 3.18. Affiliate Transactions.
     Except as set forth in Schedule 3.18, there are no services, transactions, Contracts, Liabilities or obligations between the Company or any Company Subsidiary, on the one hand, and any current or former officer, employee, director, 5% or greater stockholder or Affiliate of the Company or any Company Subsidiary or any Affiliate of any such officer, employee, director, 5% or greater stockholder or Affiliate, on the other hand, other than as set forth in any employment Contract with any such employee and any transaction, Contract, Liability or obligation solely between or among the Company and/or one or more of the Wholly-Owned Company Subsidiaries, that are in effect and unfulfilled or unsatisfied (the items required to be set forth in Schedule 3.18, collectively “Affiliate Transactions”). Neither the Company nor any Company Subsidiary provides assets, services or facilities to any such officer, employee, director, stockholder or Affiliate other than in connection with any such employee’s employment or pursuant to any Contract identified on Schedule 3.18 and no such officer, employee, director, stockholder or Affiliate has any ownership interest in any material assets or properties owned or used by the Company or any Company Subsidiary to conduct their businesses other than as a result of ownership of Equity Securities of the Company. Except as set forth on Schedule 3.18, each Affiliate Transaction will terminate as to the Company and the Company Subsidiaries on, and be of no further force and legal effect with respect to the Company and the Company Subsidiaries after, the Adjustment Time.
     SECTION 3.19. Customers and Suppliers.
     Schedule 3.19 lists the 10 largest customers and the 10 largest suppliers (in each case in terms of dollar amount) of the Company and the Company Subsidiaries taken as a whole for the year ended December 31, 2009. Except as set forth on Schedule 3.19, since December 31, 2009 and through the date of this Agreement, no such customer or supplier has terminated or materially reduced its business with the Company and the Company Subsidiaries, taken as a whole, or provided express written or, to the Knowledge of the Company, verbal notice to the Company or any Company Subsidiary indicating that it intends to terminate or materially reduce its business with the Company and the Company Subsidiaries, taken as a whole.
     SECTION 3.20. Government Contracting.
     (a) Definitions. The following capitalized terms, when used in this Section 3.20, Section 3.21 and Section 3.22, shall have the respective meanings set forth below:
     (i) “Active”, when used to modify any Government Contract, Government Subcontract or Subcontract, means that final payment has not been made on such Government Contract, Government Subcontract or Subcontract, and when used to modify any Teaming Agreement, means that such Teaming Agreement has not terminated or expired.

     (ii) “Bid” means any bid, proposal, offer or quotation made by any Company Entity or by a contractor team or joint venture, in which any Company Entity is participating, that, if accepted, would lead to a Government Contract or a Government Subcontract.
     (iii) “Government Contract” means any prime contract, multiple award schedule contract, basic ordering agreement, letter contract, purchase order, delivery order or other commitment of any kind between any Company Entity and either the U.S. Government or a State Government.
     (iv) “Government Subcontract” means any subcontract, basic ordering agreement, letter subcontract, purchase order, delivery order, or other commitment of any kind between any Company Entity and any prime contractor to either the U.S. Government or a State Government or any subcontractor with respect to a Government prime contract.
     (v) “State Government” means any state, territory or possession of the United States or any department or agency of any of the above with statewide jurisdiction and responsibility.
     (vi) “Subcontract” means any subcontract, basic ordering agreement, letter subcontract, purchase order, delivery order, consulting agreement or other commitment of any kind issued by any Company Entity to any Person in support of any Company Entity’s performance of a Government Contract or Government Subcontract.
     (vii) “Teaming Agreement” has the same meaning as the term, “Contractor team arrangement,” as defined in Federal Acquisition Regulation (“FAR”) 9.601.
     (viii) “U.S. Government” means the United States Government or any department, agency or instrumentality thereof.
     (b) Government Contracts and Subcontracts. Schedule 3.20(b) separately lists and identifies (the contracts and documents listed in Schedule 3.20(b), the “Scheduled Government Contracts”):
     (i) Each Government Contract and Government Subcontract on which final payment was received after January 1, 2009, with a contract value in excess of $100,000, identified by the Company Entity that is a party thereto, contract number, customer and date of award (true and complete copies of which, including all modifications and amendments thereto, have been made available to Parent in the electronic data room);
     (ii) Each Active Government Contract and Active Government Subcontract with a contract value in excess of $100,000, identified by the Company Entity that is a party thereto, contract number, customer and date of award (true and complete copies of which, including all modifications and amendments thereto, have been made available to Parent in the electronic data room, except for those contracts with intelligence agencies for which the Company Entities do not yet have permission from the applicable agency to make available to Parent, but which will be made available promptly upon receipt of such permission, and in any event prior to Closing);

     (iii) Each Government Contract and Government Subcontract on which final payment was received after January 1, 2006, that was negotiated (or modification thereto was negotiated) based on cost and pricing data pursuant to the Truth in Negotiations Act (10 U.S.C. § 230a; 41 U.S.C.§ 256b); and
     (iv) Each Active Government Contract and Active Government Subcontract that was negotiated (or modification thereto was negotiated) based on cost and pricing data pursuant to the Truth in Negotiations Act (10 U.S.C. §2306a; 41 U.S.C. §256b).
     (c) Bids. Schedule 3.20(c) separately lists and identifies each outstanding Bid, identified by the Company Entity that submitted the Bid, the Person to whom such Bid was made, the date submitted and the subject matter of such Bid (true and complete copies of which, including all modifications and amendments thereto, have been made available to Parent in the electronic data room).
     (d) Teaming Agreements. Schedule 3.20(d) separately lists and identifies each Active Teaming Agreement to which any Company Entity is a party identified by such Company Entity, the date thereof and the other party thereto (true and complete copies of which, including all modifications and amendments thereto, have been made available to Parent in the electronic data room).
     (e) Subcontracts. Schedule 3.20(e) separately lists and identifies each Active Subcontract identified by the Company Entity that is a party thereto, the date thereof and the other party thereto (true and complete copies of which, including all modifications and amendments thereto, have been made available to Parent in the electronic data room).
     (f) Marketing Agreements. Schedule 3.20(f) separately lists and identifies each sales representation, consulting and other agreement authorizing a third party to market and sell any Company Entity’s products and services to the U.S. Government, any State Government or any foreign government (or department, agency or instrumentality thereof), to which any Company Entity is (or has been at any time since January 1, 2006) a party identified by such Company Entity, the date thereof and the other party thereto (true and complete copies of which, including all modifications and amendments thereto, have been made available to Parent in the electronic data room).
     (g) Status. Except as set forth on Schedule 3.20(g):
     (i) Each Active Government Contract, Active Government Subcontract and Active Subcontract is a valid and legally binding agreement and is in full force and effect and will remain valid and legally binding and in full force and effect after, and none of the rights and obligations thereunder will be affected by, the consummation of the transactions contemplated hereby, and no Active Government Contract, Active Government Subcontract or Active Subcontract has been modified or amended by any oral modifications or oral amendments.

     (ii) Each Active Teaming Agreement is a valid and legally binding agreement and is in full force and effect and will remain valid and legally binding and in full force and effect after, and none of the rights and obligations thereunder will be affected by, the consummation of the transactions contemplated hereby, and no Active Teaming Agreement has been modified or amended by any oral modifications or amendments.
     (iii) The Company Entities have complied in all material respects with all material terms and conditions of each Active Government Contract, Active Government Subcontract, Active Subcontract and Active Teaming Agreement, including all clauses, provisions and requirements incorporated therein expressly, by reference or by operation of applicable Law, and no Company Entity is in default or breach, and no event or circumstance has occurred which with or without notice, lapse of time or both would constitute a default or breach by a Company Entity, under the provisions of any Active Government Contract, Active Government Subcontract, Active Subcontract or Active Teaming Agreement, except for any such defaults or breach that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.
     (iv) All representations and certifications executed, acknowledged or set forth in any outstanding Bid submitted by any Company Entity pertaining to any Government Contract or Government Subcontract awarded to any Company Entity or on which final payment was received, in each case after January 1, 2006, were current, accurate and complete in all material respects as of their respective effective dates, and the Company Entities have complied in all material respects with all such representations and certifications.
     (v) Neither the U.S. Government, any State Government nor any prime contractor, subcontractor or other person has notified any Company Entity that any Company Entity has breached or violated any applicable Law or any certification or representation pertaining to any Bid, Government Contract or Government Subcontract.
     (vi) No Active Government Contract was awarded to any Company Entity on a sole source basis and/or without competition.
     (vii) No Active Government Contract or Active Government Subcontract or outstanding Bid made by any Company Entity includes a liquidated damages clause or any requirement to post a surety, performance or other bond or to be an account party to a letter of credit or bank guarantee.
     (viii) The cost accounting practices that the Company Entities are using to estimate and record costs in connection with the submission of Bids and performance of Active Government Contracts and Active Government Subcontracts and each Government Contract and Government Subcontract on which final payment was received after January 1, 2006, are (and have been) in compliance with applicable Law, including, to the extent applicable, but not limited to, the FAR Cost Principles (48 C.F.R. Part 31) and Cost Accounting Standards (48 C.F.R. Chap.99), and have been properly disclosed to the U.S. Government (if required to be disclosed by applicable Law).

     (ix) No Company Entity nor, to the Knowledge of the Company, any director, officer or employee of any Company Entity is (or has been at any time since January 1, 2006) subject to a negative contractor performance assessment report, suspended or debarred from doing business with the U.S. Government or any State Government, or ineligible for U.S. Government or State Government contracting; and to the Knowledge of the Company, there are no current circumstances that would warrant the institution of suspension or debarment proceedings, criminal or civil fraud or other criminal or civil proceedings or a determination of ineligibility against any of the Company Entities or any of their respective directors, officers or employees.
     (x) Since January 1, 2006, no Government Contract or Government Subcontract has been terminated for convenience or default, no stop work order, cure notice, show cause notice or other notice threatening termination or alleging noncompliance with any material term has been issued to any Company Entity with respect to any Government Contract or Government Subcontract, and to the Knowledge of the Company, no event, condition or omission has occurred or exists that would constitute grounds for any termination for default, cure notice or show cause notice with respect to any Active Government Contract or Active Government Subcontract.
     (xi) No money presently due to any Company Entity on any Active Government Contract or Active Government Subcontract has been, or to the Knowledge of the Company has been threatened or is likely to be, withheld or set off or subject to attempts to withhold or setoff.
     (xii) No Company Entity is currently performing any anticipated Government Contract or Government Subcontract or any anticipated option exercise or modification thereof prior to award, option exercise or modification or making any expenditures or incurred costs or obligations in excess of any applicable limitation of government liability, limitation of costs, limitation of funds or similar clause limiting the U.S. Government’s liability on any Active Government Contract or Government Subcontract (including without limitation, any work being performed “at risk” in advance of receipt of funding).
     (xiii) Each Active Government Contract and Active Government Subcontract was entered into in the ordinary course of business and based upon assumptions that the management of the Company Entity that is a party thereto believes to be reasonable. There is no Active Government Contract or Active Government Subcontract, for which the most recent estimated total costs of completing as estimated in good faith by the Company Entity that is a party thereto, indicates that such Government Contract or Government Subcontract will be completed at a loss (i.e., such Company Entity’s total cost of performance as reasonably calculated by such Company Entity exceeding the total payments by the customer).

     (xiv) There is no outstanding Bid which, to the Knowledge of the Company, if accepted, will result in a Government Contract or Government Subcontract that will be completed by the Company Entity that submitted such Bid at a loss (i.e., the Company Entity’s total cost of performance as reasonably calculated by such Company Entity exceeding the total payments by the customer), as estimated in good faith by such Company Entity (and based upon assumptions that management of such Company Entity believes to be reasonable and subject to such assumptions being fulfilled).
     (h) Investigations.
     (i) No Company Entity nor, to the Knowledge of the Company, any director, officer, employee, agent, consultant or independent contractor of any Company Entity is (or has been since January 1, 2006) under administrative, civil (including, but not limited to, claims made under the False Claims Act, 18 U.S.C. § 287) or criminal investigation, indictment or information, audit or internal investigation with respect to any alleged irregularity, misstatement, act or omission arising under or relating to any Government Contract or Government Subcontract.
     (ii) No Company Entity has made a voluntary disclosure to the U.S. Government or any State Government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Subcontract.
     (iii) To the Knowledge of the Company, there is no irregularity, misstatement, act or omission arising under or relating to any Government Contract or Government Subcontract that has led or could reasonably be expected to lead, either before or after the Closing Date, to any of the consequences set forth in (i)-(ii) above, or to any other damage, penalty assessment, recoupment of payment, or disallowance of cost.
     (i) Audits.
     (i) Schedule 3.20(i) lists and identifies each audit report, including without limitation reports issued by the Defense Contract Audit Agency and any inspector general, and each notice of cost disallowance received by any Company Entity since January 1, 2006 relating to any Bid, Government Contract or Government Subcontract (true and complete copies of which have been provided to Parent in the electronic data room).
     (ii) Since January 1, 2006, no cost in excess of $10,000 or group, type or class of cost in excess of $10,000 in the aggregate and which was incurred or invoiced by any Company Entity on any Active Government Contract or Active Government Subcontract has been questioned in writing or disallowed or otherwise the subject of a formal dispute.
     (iii) No Company Entity has incurred any material costs on any Active cost-reimbursable Government Contract or Government Subcontract that are not “allowable” costs pursuant to FAR § 31.201-2 (48 CFR § 31.201-2) and any other applicable Law or regulation and that have not been properly recorded as such in such Company Entity’s cost accounting books and records, except as may already have been the subject of audit and resolved.

     (iv) No Company Entity performing Government Contracts and Government Subcontracts has established any reserves with respect to possible adjustments to the indirect and direct costs incurred by such Company Entity on any Active Government Contract or Government Subcontract.
     (j) Financing Arrangements. Except as set forth on Schedule 3.20(j), there exist no assignments of claims (as governed by 48 CFR subpart 32.8) with respect to any Active Government Contract, and there exist no similar arrangements on behalf of any Company Entity with respect to any Active Government Subcontract.
     (k) Protests. Except as set forth on Schedule 3.20(k), no outstanding Bid or Active Government Contract or Active Government Subcontract is the subject of any ongoing bid protest to a procuring agency, the United States Government Accountability Office, the United States Small Business Administration or any other agency or court (whether the Company Entity that submitted such Bid is a party to such Active Government Contract or Active Government Subcontract is the protester, an interested party or neither), and no Company Entity has reason to believe that any outstanding Bid that it has submitted or any Active Government Contract or Government Subcontract to which it is a party may become subject to such a protest.
     (l) Claims. Except as set forth on Schedule 3.20(l):
     (i) No Company Entity has an interest in any pending claim or request for equitable adjustment against the U.S. Government, any State Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract, Government Subcontract, Subcontract or Teaming Agreement to which such Company Entity is a party or Bid that such Company Entity has submitted.
     (ii) There are no outstanding claims against any Company Entity, either by the U.S. Government, any State Government or any prime contractor, subcontractor, vendor or other third party, arising out of or relating to any Government Contract, Government Subcontract, Subcontract or Teaming Agreement to which such Company Entity is a party or Bid that such Company Entity has submitted, and to the Knowledge of the Company, there are no facts that could reasonably be expected to give rise to or result in such a claim.
     (iii) There exist no disputes between any Company Entity and the U.S. Government, any State Government, or any prime contractor, subcontractor, vendor or other third party, arising out of or relating to any Active Government Contract, Government Subcontract, Subcontract or Teaming Agreement to which such Company Entity is a party or outstanding Bid that such Company Entity has submitted, and to the Knowledge of the Company, there are no facts that could reasonably be expected to give rise to or result in such a dispute.
     (m) Multiple Award Schedules.

     (i) With respect to each Active multiple award schedule Government Contract, the Company Entity that is a party thereto has complied in all material respects with the requirements of each such Government Contract.
     (ii) With respect to each Active multiple award schedule Government Contract, Schedule 3.20(m) identifies the basis of award customer (or category of customers) and the Government’s price or discount relationship to the identified customer (or category of customers) agreed to by GSA and the Company Entity that is a party thereto at the time of award of such Government Contract.
     (iii) Except as set forth on Schedule 3.20(m), the Company Entities have complied with the notice and pricing requirements of the Price Reduction clause in each Active multiple award schedule Government Contract to which they are parties, and there are no facts or circumstances that could reasonably be expected to result in a demand by the U.S. Government for a refund based upon any Company Entity’s failure to comply with the Price Reduction clause.
     (iv) Each Company Entity has filed all reports related to and paid all industrial funding fees required to be paid by such Company Entity under each Active multiple award schedule Government Contract to which such Company Entity is a party.
     (v) All Active orders issued to any Company Entity pursuant to any Active multiple award schedule Government Contract are within the scope of such Government Contract.
     (n) Government Furnished Property. Schedule 3.20(n) identifies all personal property, equipment and fixtures loaned, bailed or otherwise furnished to any Company Entity by or on behalf of the U.S. Government for use in the performance of a Government Contract or Government Subcontract which is currently in such Company Entity’s possession or control (“Government-Furnished Property”) and the Government Contracts or Government Subcontracts to which each item of Government-Furnished Property relates. Each Company Entity has complied in all material respects with all of its obligations relating to the Government-Furnished Property.
     (o) Former Government Officials. Except as set forth on Schedule 3.20(o), no Company Entity employs any former government officials in key management positions or as consultants or independent contractors.
     (p) Ethics Policy. Attached hereto at Schedule 3.20(p) is the “ethics compliance” policy for each Company Entity performing Government Contracts and Government Subcontracts regarding how such Company Entity’s employees are required to conduct themselves and perform work under such Government Contracts and Government Subcontracts. Each employee of each such Company Entity has been provided a copy of that policy and instructed to comply with it. To the Knowledge of the Company, there has been no material breach by any employee of any Company Entity of its “ethics compliance” policy.

     (q) Timekeeping. Attached hereto at Schedule 3.20(q) is the policy for each Company Entity performing Government Contracts and Government Subcontracts regarding how such Company Entity’s employees are to record their time and complete their time cards. Each employee of each such Company Entity has been provided a copy of that policy and instructed to comply with it. To the Knowledge of the Company, there has been no material breach by any employee of any Company Entity of its timekeeping policy.
     SECTION 3.21. Backlog.
     Schedules 3.21 sets forth a report of the Contract Backlog for each Company Entity performing Government Contracts and Government Subcontracts as of the end of the month ending immediately prior to the date of this Agreement (which schedule shall be updated as of the end of the month ending immediately prior to the Closing Date). Schedule 3.21 includes with respect to each Government Contract and Government Subcontract (a) the name or, if customary, the code name of each customer, (b) an indication whether the Company Entity that is a party thereto is acting as the prime contractor or a subcontractor, (c) a reference as to whether the applicable Government Contract or Government Subcontract is firm fixed price, cost plus, time and material or other type of contract (or a combination thereof) and , if applicable, with any incentives, (d) the periods of performance, (e) the activity of the applicable Government Contract or Government Subcontract whether (i) satellite services, (ii) special operations or (iii) IT, network or telecom related, (f) the contract revenue for 2009, (g) the total dollar value of the contract award, (h) the ceiling of the contract vehicle, if know and applicable, (i) the contract revenue from inception of the applicable Government Contract or Government Subcontract, (j) the dollar amount of the Contract Backlog, (k) the funded portion of the Contract Backlog, (l) the unfunded portion of the Contract Backlog, (m) adjustments to backlog, and (n) a projection as to how much of the Contract Backlog will be realized during each calendar year beginning with calendar year 2010. For purposes of Section 3.21 and Schedule 3.21, “Contract Backlog” consists of Funded Backlog and Unfunded Backlog. The projection of the Company Entities of the Contract Backlog under item (n) above is a good faith estimate of the maximum potential value of all orders under Active Government Contracts and Active Government Subcontracts, assuming where appropriate, the exercise of all options under those contracts, and subject to available ceiling remaining on those contracts. “Funded Backlog” is the portion of Contract Backlog for which funding currently is appropriated and obligated to such contract or other authorization for payment signed by the cognizant contracting officer of the U.S. Government or an authorized representative of a prime contractor, less the amount of revenue previously recognized on such contract by the Company Entities. Funded Backlog excludes options and any add-ons to Active Government Contracts and Active Government Subcontracts which have not yet received funding. “Unfunded Backlog” is Contract Backlog less Funded Backlog.
     SECTION 3.22. Trade Compliance; Anti-Corruption Compliance; Absence of Certain Business Practices; Security.
     (a) “Anti-Corruption Laws” means (i) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1 et seq.), (ii) the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and (iii) anti-corruption and bribery Laws of jurisdictions in which any Company Entity is operating or has operated.

     (b) “Trade Laws” means any Law relating to the import, export, reexport, or transfer of, or any other provision of goods, technology, software or services of jurisdictions in which any Company Entity does business, including without limitation, (i) the International Traffic in Arms Regulations (ITAR), 22 C.F.R. § 120 et seq. (ii) the Export Administration Regulations (EAR), 15 C.F.R. § 730 et seq.; (iii) the Foreign Asset Control Regulations (FACR), 31 C.F.R. Chapter V, and (iv) the Customs regulations set forth in Title 19 of the Code of Federal Regulations.
     (c) Each Company Entity and each of its directors, officers and employees is, and has been since January 1, 2005, and to the Knowledge of the Company, each agent or other Person acting for or on behalf of any Company Entity is, and has been since January 1, 2005, in compliance in all material respects with all Trade Laws. With respect to each Company Entity and its directors, officers and employees, and to the Knowledge of the Company, each agent or other Person acting for or on behalf of any Company Entity, (i) there are no current or pending, or, to the Knowledge of the Company, threatened, charges, proceedings, audits or investigations by any Governmental Entity with respect to Trade Laws; and (ii) there have been, and there are pending, no directed or voluntary disclosures with respect to violation of Trade Laws. There are no current dumping, countervailing duty, or safeguard investigations or measures by any Governmental Entity with respect to any products or services of the Company Entities. No Company Entity has participated directly or indirectly in any boycotts or other similar practices in violation of the regulations of the United States Department of Commerce or Section 999 of the Code.
     (d) Except as set forth on Schedule 3.22(d), (i)(A) each Company Entity and (B) each of such Company Entity’s directors, officers, and employees, to the extent such Company Entity would have any liability for any acts by any of such directors, officers or employees not in compliance with Anti-Corruption Laws, and (C) to the Knowledge of the Company, each of such Company Entity’s agents acting for or on behalf of any such Company Entity, in each case, is, and has been since January 1, 2005, in compliance in all material respects with all Anti-Corruption Laws; (ii) there are no current or pending charges, proceedings, or audits, or, to the Knowledge of the Company, any such matters threatened, or any investigations pending or threatened, by any Governmental Entity with respect to Anti-Corruption Laws against any Company Entity or any of such Company Entity’s directors, officers, or employees, or, to the Knowledge of the Company, any of such Company Entity’s agents acting for or on behalf of any such Company Entity; and (iii) there have been, and there are pending, no directed or voluntary disclosures with respect to any potential violation of Anti-Corruption Laws by any Company Entity or any of such Company Entity’s directors, officers, or employees, or, to the Knowledge of the Company, any of such Company Entity’s agents acting for or on behalf of any such Company Entity.
     (e) Except as set forth on Schedule 3.22(e), no Company Entity and no director, officer, or employee of any Company Entity, to the extent such Company Entity would have any liability for any acts by any of such directors, officers or employees of the type set forth in this paragraph (e), and to the Knowledge of the Company, no agent of any Company Entity acting for or on behalf of any such Company Entity, has, since January 1, 2005, given, offered, or solicited, or agreed to give, offer, or solicit, any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment, regardless of form and whether in money, property or services, (A) to any foreign government official to influence any act or decision of such official in his or her official capacity, to induce such official to take any action or refrain from taking any action in violation of his or her lawful duty, to obtain any improper advantage, or to induce such official to use his or her influence to affect or influence any act of a Governmental Entity, in order to obtain or retain business for the Company Entity or to direct business to any Person, or (B)(i) that subjected or might have subjected any Company Entity to any damage or penalty in any civil, criminal, or governmental litigation or proceeding, (ii) that, if not given in the past, would reasonably be expected to have had a material adverse effect on the business of any Company Entity as it relates to the products or services of any Company Entity, (iii) that, if not continued in the future, would reasonably be expected to have a material adverse effect on any Company Entity or subject any Company Entity to suit or penalty in any private or governmental litigation or proceeding, (iv) for any purposes described in Section 162(c) of the Code, or (v) for the purpose of establishing or maintaining any concealed fund or concealed bank account.
     (f) Each Company Entity (i) holds, and is in full compliance with, appropriate facility security clearance(s) from the Defense Security Service and any other cognizant security agency (collectively, the “CSA”) as may be required to be meet obligations under any Government Contract or Government Subcontract, and to the Knowledge of the Company, there are not existing facts or circumstances that could reasonably be expected to result in the suspension or termination of such clearances; (ii) has received “satisfactory” reviews for all CSA inspections in the last five years and corrected any discrepancies noted in such inspections; and (iii) has complied in all respects with all security measures required by Government Contracts, Government Subcontracts or applicable Law. There are no Foreign Ownership Control or Influence (“FOCI”) mitigation measures in place with respect to any Company Entity’s current ownership or debt structure that would need to be removed, amended, or otherwise notified to the CSA, in connection with transfer of control of the Company Entities and their cleared facilities. Schedule 3.22(f) sets forth the levels and locations of all facility clearances held by any Company Entity.
     SECTION 3.23. Brokers.
     No broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement based upon any Contract or other arrangements made by or on behalf of the Company, any Company Subsidiary or any of their Affiliates.
     SECTION 3.24. Disclaimer of Other Representations and Warranties.
     EXCEPT AS EXPRESSLY SET FORTH IN ARTICLES IV AND V, NEITHER MERGER SUB NOR PARENT MAKES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF MERGER SUB OR PARENT, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES, BUSINESSES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. The Company acknowledges the disclaimers made by Merger Sub and Parent, respectively, in Sections 4.7 and 5.7.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF MERGER SUB
     Except as set forth in the corresponding sections or subsections of the Buyer Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Buyer Disclosure Schedules shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is readily apparent on the face of such disclosure), Merger Sub represents and warrants to the Company as follows:
     SECTION 4.1. Organization and Qualification.
     Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. As of the date of this Agreement, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person except, in each case, for any such matters that would not reasonably be expected to prevent the consummation of the Merger or delay same in any material respect or otherwise prevent Merger Sub from performing its obligations under this Agreement.
     SECTION 4.2. Certificate of Incorporation and Bylaws.
     Merger Sub has heretofore made available to the Company a complete and correct copy of the certificate of incorporation and the bylaws of Merger Sub, each as amended to date. Such certificate of incorporation and bylaws are in full force and effect. Merger Sub is not in violation of any of the provisions of its certificate of incorporation or bylaws.
     SECTION 4.3. Authority.
     Merger Sub has the necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions by Merger Sub contemplated hereby. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Merger Sub are necessary to authorize this Agreement or to consummate the transactions by Merger Sub contemplated hereby, except for the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub to be effected after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Merger Sub and, assuming its due authorization, execution and delivery by the Company, constitutes a valid and legally binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.

     SECTION 4.4. No Conflict; Required Filings and Consents.
     (a) The execution and delivery of this Agreement by Merger Sub do not, and the performance by Merger Sub of its obligations under this Agreement will not, (i) conflict with or, result in a breach of, constitute a default under, or violate the certificate of incorporation or bylaws of Merger Sub, (ii) subject to compliance with the requirements of the HSR Act, the Federal Communications Commission (the “FCC”) and those set forth on Schedule 4.4(b), conflict with or violate any Law applicable to Merger Sub or by which any of its properties is bound, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance on any of the properties or assets of Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which Merger Sub is a party or by which Merger Sub or any of its properties or assets is bound, except, in each case for any such conflicts, violations, breaches, defaults, accelerations or occurrences that would not reasonably be expected to prevent or delay in any material respect the satisfaction of any condition set forth in Article VIII or the consummation of the Merger or the performance by Merger Sub of its obligations under this Agreement.
     (b) The execution and delivery of this Agreement by Merger Sub does not, and the performance of this Agreement by Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements of the HSR Act, the FCC and those requirements set forth in Schedule 4.4(b), and filing by the Surviving Corporation of the Certificate of Merger with the Secretary of State of the State of Delaware and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to prevent or delay in any material respect the satisfaction of any condition set forth in Article VIII or the consummation of the Merger or the performance by Merger Sub of its obligations under this Agreement.
     SECTION 4.5. Absence of Litigation.
     As of the date of this Agreement, there are (a) no actions, suits, investigations, or proceedings pending or, to Merger Sub’s knowledge, threatened against Merger Sub or any of its properties or assets before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding or, to Merger Sub’s knowledge, threatened against Merger Sub that would reasonably be expected to prevent the consummation of the transactions contemplated hereby or delay the same in any material respect or otherwise prevent Merger Sub from performing its obligations under the Agreement.
     SECTION 4.6. Brokers.
     Except for Morgan Stanley & Co. Incorporated, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission from Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon any Contract or arrangements made by or on behalf of Merger Sub.

     SECTION 4.7. Disclaimer of Other Representations and Warranties.
     EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III HERETO, NEITHER THE COMPANY NOR ANY OTHER PERSON (INCLUDING ANY COMPANY SUBSIDIARY) MAKES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF THE COMPANY OR THE COMPANY SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES, BUSINESSES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. MERGER SUB HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN ARTICLE III AND ARTICLE IX, THE COMPANY IS BEING ACQUIRED ON AN “AS IS, WHERE IS” BASIS. ADDITIONALLY, THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE TO THIS AGREEMENT SHALL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGEMENT THAT ANY SUCH MATTER IS REQUIRED TO BE DISCLOSED. Merger Sub acknowledges the disclaimers made by the Company in Section 3.24.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT
     Except as set forth in the corresponding sections or subsections of the Buyer Disclosure Schedules (it being agreed that disclosure of any item in any section or subsection of the Buyer Disclosure Schedules shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is readily apparent on the face of such disclosure), Parent represents and warrants to the Company that:
     SECTION 5.1. Organization and Qualification; Subsidiaries.
     Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent is duly qualified to conduct its business, and is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except where the failure of Parent to be so qualified would not and would not reasonably be expected to prevent the consummation of the Merger, delay the same in any material respect, or otherwise prevent Parent from performing its obligations under this Agreement. Parent has the requisite corporate power and authority and any necessary governmental authority, franchises, licenses or permits to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on the business as now being conducted except, in each case, for any failures to have such power, authority, franchises, licenses or permits that would not reasonably be expected to prevent the consummation of the Merger or delay same in any material respect or otherwise prevent Merger Sub from performing its obligations under this Agreement.

     SECTION 5.2. Authority.
     Parent has the necessary corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions by Parent contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation of the transactions by Parent contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions by Parent contemplated hereby. This Agreement has been duly executed and delivered by Parent and, assuming its due authorization, execution and delivery by the Company, constitutes a valid and legally binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.
     SECTION 5.3. No Conflict; Required Filings and Consents.
     (a) The execution and delivery of this Agreement by Parent do not, and the performance by Parent of its obligations under this Agreement will not, (i) conflict with or violate, result in a breach of, constitute a default under, or the certificate of incorporation or bylaws of Parent, (ii) subject to compliance with the requirements of the HSR Act, the FCC and those set forth on Schedule 5.3(b), conflict with or violate any Law applicable to Parent or by which any of its properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an Encumbrance on any of the properties or assets of Parent pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or any of its properties or assets is bound except, in each case for any such conflicts, violations, breaches, defaults, accelerations or occurrences that in the aggregate would not reasonably be expected to prevent or delay in any material respect the satisfaction of any condition set forth in Article VIII or the consummation of the Merger or the performance by Parent of its obligations under this Agreement.
     (b) The execution and delivery of this Agreement by Parent does not, and the performance of this Agreement by Parent will not, require any consent, approval, authorization or permit of, or along with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the HSR Act and the FCC and those set forth on Schedule 5.3(b), and filing by the Surviving Corporation of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay in any material respect the satisfaction of any condition set forth in Article VIII or the consummation of the Merger or the performance by Parent of its obligations under this Agreement.

     SECTION 5.4. Absence of Litigation.
     As of the date of this Agreement, there are (a) no actions, suits, investigations, or proceedings pending or, to Parent’s knowledge, threatened against Parent or any of its properties or assets before any court, administrative, governmental, arbitral, mediation or regulatory authority or body, domestic or foreign, that challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated hereby, and (b) no judgments, decrees, injunctions or orders of any Governmental Entity or arbitrator outstanding or, to Parent’s knowledge, threatened, against Parent that would reasonably be expected to prevent the consummation of the transactions contemplated hereby, delay the same in any material respect or otherwise prevent Parent from performing its obligations under this Agreement.
     SECTION 5.5. Brokers.
     Except for Morgan Stanley & Co. Incorporated, no broker, finder, investment banker or other Person is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any Contract or arrangements made by or on behalf of Parent.
     SECTION 5.6. Financing.
     At the Closing, Parent will cause Merger Sub to have sufficient funds to effect the Closing on the terms contemplated hereby. On the Closing Date, Parent will have sufficient funds available to permit it to cause Merger Sub to have sufficient funds to effect the Closing on the terms contemplated hereby.
     SECTION 5.7. Disclaimer of Other Representations and Warranties.
     EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE III HERETO, NEITHER THE COMPANY NOR ANY OTHER PERSON (INCLUDING ANY COMPANY SUBSIDIARY) MAKES ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF THE COMPANY OR THE COMPANY SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES, BUSINESSES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. PARENT HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT TO THE EXTENT SPECIFICALLY SET FORTH IN ARTICLE III AND ARTICLE IX, PARENT IS ACQUIRING THE COMPANY ON AN “AS IS, WHERE IS” BASIS. ADDITIONALLY, THE DISCLOSURE OF ANY MATTER OR ITEM IN ANY SCHEDULE TO THIS AGREEMENT SHALL NOT BE DEEMED TO CONSTITUTE AN ACKNOWLEDGEMENT THAT ANY SUCH MATTER IS REQUIRED TO BE DISCLOSED. Parent acknowledges the disclaimers made by the Company in Section 3.24.

ARTICLE VI
COVENANTS
     SECTION 6.1. Affirmative Covenants of the Company.
     The Company hereby covenants and agrees that, prior to the Effective Time, except as set forth in Schedule 6.1 or as otherwise expressly required or permitted by this Agreement or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), the Company shall, and shall cause each Company Subsidiary to, (a) operate its business in the ordinary course of business consistent with past practice; (b) use its commercially reasonable efforts to preserve substantially intact its business organization, maintain its rights and franchises, retain the services of its principal officers and key employees and maintain its relationship with its principal customers, suppliers, independent contractors and other contracting parties; (c) use its commercially reasonable efforts to maintain and keep the Owned Real Property and its tangible assets in as good repair and condition as at present, ordinary wear and tear excepted, and replace any material item of equipment which shall be worn out, broken, lost, stolen or destroyed, to the extent such equipment would have been replaced in the ordinary course of business consistent with past practice; and (d) keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained by it.
     SECTION 6.2. Negative Covenants of the Company.
     Except as expressly contemplated by this Agreement or as set forth in Schedule 6.2 or otherwise consented to in writing by Parent (except in the case of clause (a) of this Section 6.2, such consent not to be unreasonably withheld or delayed), from the date hereof until the Effective Time, the Company shall not, and shall cause each Company Subsidiary not to, do any of the following:
     (a) (i) increase the compensation, bonus or pension, welfare, severance or other benefits payable to or to become payable to any of its Employees, Contractors that are natural persons or directors of the Company or any Company Subsidiary, except for (A) increases in salary, wages, bonuses or commissions payable or to become payable pursuant to the terms of Contracts listed on Schedule 3.12 or (B) increases in salary or wages for Employees who are not officers or executives, and increases in compensation to Contractors, in the ordinary course of business consistent with past practice (it being agreed that an increase of more than 5% per person shall be deemed to be outside the ordinary course of business); (ii) grant or pay any bonus, retention, severance or termination pay or other similar payment (other than (x) pursuant to the terms of severance agreements and arrangements or policies listed on Schedule 3.15) or (y) amounts not in excess of $4,500,000 in the aggregate or amounts approved in advance by Parent in writing that will, in each case, constitute Company Transaction Expenses that are paid prior to the Adjustment Time or reflected on the schedule delivered to Parent pursuant to Section 2.7) to, or enter into any new employment or independent contractor arrangement (other than the hiring of at will employees in the ordinary course of business consistent with past practice) with, any of its Employees, Contractors or directors of the Company or any Company Subsidiary; (iii) enhance, amend or terminate any Benefit

Plan or Foreign Benefit Plan, or establish, adopt or enter into any new plan, agreement or other arrangement that would have constituted a Benefit Plan or Foreign Benefit Plan had it been in effect as of the date hereof, except as may be required by applicable Law; (iv) take any action to accelerate the vesting or payment, fund, or in any other way secure the payment, of compensation and benefits under any Benefit Plan or Foreign Benefit Plan; (v) grant any award in respect of any equity interest of the Company or any Company Subsidiary; (vi) make or forgive any loans to any Employee or director of the Company or any Company Subsidiary; (vii) terminate any Employee other than for cause (as determined by the Company in good faith) or hire any employee or individual independent Contractor that is a natural person with total expected annual compensation in excess of $100,000 other than in the ordinary course of business consistent with past practice; or (viii) enter into any collective bargaining agreement;
     (b) issue, sell, grant, transfer or otherwise dispose of, or pledge or otherwise subject to any Encumbrance (other than Encumbrances that secure Indebtedness under the Company Credit Documents or that arise under applicable securities laws), any Equity Securities (other than Qualifying Non-U.S. Shares) of any Company Subsidiary other than to the Company or any Wholly-Owned Company Subsidiary;
     (c) acquire or agree to acquire, by merging or consolidating with, by purchasing Equity Securities or a material portion of the assets of, or by any other manner, any business or other Person or division of any other Person other than (i) the acquisition of equipment or services in the ordinary course of business consistent with past practice or (ii) the acquisition of other assets for an aggregate purchase price of up to $1,000,000;
     (d) sell, lease, exchange, transfer, license, mortgage, pledge or impose a security interest or Encumbrance (other than any Permitted Encumbrance) on or otherwise dispose of, or agree to sell, lease, exchange, transfer, license, mortgage, pledge or impose a security interest or Encumbrance (other than any Permitted Encumbrance) on or otherwise dispose of any of its assets or Owned Real Property; provided that the foregoing shall not be deemed to restrict the sale, lease, exchange, transfer, license or other disposition of assets in the ordinary course of business consistent with past practice;
     (e) adopt any amendments to its certificate of incorporation or bylaws or other Governing Instrument;
     (f) (i) change any of its accounting principles, policies, practices or methods from those in effect at the Balance Sheet Date, or (ii) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy, including those relating to Taxes, or change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of the federal income Tax returns for the taxable year ending December 31, 2008, except in each case as may be required by Law or GAAP (provided that the Company or any Company Subsidiary may settle any actual or threatened litigation or other dispute so long as (i) all monetary obligations incurred in such settlement are either discharged prior the Adjustment Time or would constitute current liabilities to be taken into account in determining the Closing Working Capital, and (ii) such settlement would not reasonably expected to have, and prior to the Closing Date does not have, any material and adverse effect on Parent and its Subsidiaries taken as a whole (other than by virtue of their ownership of the Company) or any material adverse effect on the Company and the Company Subsidiaries taken as a whole;

     (g) enter into, or become obligated under, any individual Contract, agreement, arrangement or commitment that would have been a Scheduled Contract if it had been entered into prior to the date of this Agreement or involving consideration in excess of $1,000,000 during any year (other than contracts, agreements or purchase orders entered into in the ordinary course of business consistent with past practice), or terminate or otherwise change, amend or modify any Scheduled Contract or Scheduled Government Contract in a manner that would have a material and adverse impact on the consummation of the transactions contemplated by this Agreement or would have any material and adverse effect on Parent and its Subsidiaries taken as a whole (other than by virtue of their ownership of the Company) or any material adverse effect on the Company and the Company Subsidiaries taken as a whole;
     (h) enter into any line of business or offer any services other than those in which the Company and the Company Subsidiaries are engaged or provide as of the date of this Agreement and those reasonably related thereto, or liquidate, dissolve or wind up;
     (i) declare, set aside or pay any dividend or distribution (whether payable in cash, stock, property or otherwise) with respect to any Equity Securities of the Company except for any such dividends or distributions payable solely in cash or cash equivalents prior to Closing;
     (j) incur any Indebtedness to any Person other than the Company or any Wholly-Owned Company Subsidiary other than in the ordinary course of business consistent with past practice or pursuant to the Company Credit Documents; or
     (k) authorize, agree in writing or otherwise or commit to do any of the foregoing.
ARTICLE VII
ADDITIONAL AGREEMENTS
     SECTION 7.1. Access and Information.
     (a) From the date hereof to the Effective Time, the Company shall, and shall cause the Company Subsidiaries to, afford to Parent and its prospective financing sources and its and their respective officers, employees, accountants, consultants, legal counsel and other representatives, upon reasonable prior notice, reasonable access during normal business hours to (i) the management and key employees of the Company and Company Subsidiaries (provided that the Company shall be entitled to have one or more designees of the Company be present at or participate in any meeting or communication with such person) and (ii) all businesses, properties, facilities, contracts and books and records of the Company and the Company Subsidiaries and all information with respect to the foregoing as Parent may reasonably request; provided that such examination and investigation will be conducted at times and in a manner that does not unreasonably interfere with the operation of the Company’s or the Company Subsidiaries’ respective businesses. Notwithstanding anything else to the contrary contained in this Agreement no investigation made by Parent, Merger Sub or any of their Affiliates, agents, advisors or other representatives pursuant to this Section 7.1 or otherwise shall affect or be deemed to modify any representation, warranty, covenant or indemnity made by the Company or any Company Holder.

     (b) Following the Effective Time, for so long as such information is retained by Parent or the Surviving Corporation (which shall be for a period of at least five (5) years), Parent shall permit the Stockholder Representative and its Affiliates and representatives (collectively, the “ABRY Parties”) to have reasonable access and duplicating rights during normal business hours, upon reasonable prior notice to Parent, to the books, records and personnel relating to the business of the Company, to the extent that such access may be reasonably required in connection with (i) the preparation of any Company Holder’s Tax returns or with any audit thereof, (ii) any suit, claim, action, proceeding or investigation relating to the operation of the business of the Company and the Company Subsidiaries prior to the Effective Time, (iii) any regulatory filing or matter; or (iv) any matter relating to this Agreement or the transactions contemplated hereby; provided that any such ABRY Parties shall reimburse Parent or the Surviving Corporation for all reasonable out-of-pocket costs and expenses incurred by Parent or the Surviving Corporation in connection with any such request. Parent and the Surviving Corporation, as applicable, shall attempt in good faith to maintain such books and records in reasonably accessible format and at reasonably accessible locations.
     (c) Following the Effective Time, Parent shall, and shall instruct its and the Surviving Corporation’s employees to, at any Company Holder’s reasonable request, cooperate with such Company Holder as may be reasonably required in connection with the investigation and defense of any suit, claim, action, proceeding or investigation relating to the business of the Company or any of the Company Subsidiaries that is brought against such Company Holder or any of its Affiliates at any time after the Effective Time by any Person other than Parent, the Surviving Corporation or any of their Affiliates or successors; provided, however, that such Company Holder shall reimburse Parent or the Surviving Corporation promptly for all reasonable out-of-pocket costs and expenses incurred by Parent or the Surviving Corporation in connection with any such request.
     (d) As soon as practicable after the date of this Agreement, the Company shall provide the job title of each individual listed on Schedule 3.15(a).
     SECTION 7.2. Confidentiality.
     Parent and Merger Sub acknowledge and agree that all information received from or on behalf of the Company or any of the Company Subsidiaries in connection with this Agreement or the Merger shall be deemed received pursuant to the Non-Disclosure Agreement, dated as of December 9, 2010 between the CapRock Communications, Inc. and Harris Corporation (the “Confidentiality Agreement”) and Parent and Merger Sub shall, and shall cause the Persons described in Section 7.1(a) to, comply with the provisions of the Confidentiality Agreement with respect to such information. The provisions of the Confidentiality Agreement are hereby incorporated herein by reference with the same effect as if fully set forth herein.

     SECTION 7.3. Further Action; Commercially Reasonable Efforts.
     (a) Each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including using its commercially reasonable efforts to obtain all licenses, Permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to Contracts with the Company, the Company Subsidiaries and Parent as are reasonably necessary for the transactions contemplated herein. Each of the parties shall furnish to the other parties such necessary information and assistance as such other party may reasonably request in connection with the preparation of any necessary filings or submissions by it to any Governmental Entity. In case at any time after the Effective Time any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use commercially reasonable efforts to take all such action.
     (b) From the date of this Agreement until the Effective Time, each of the parties shall promptly notify the other in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Merger or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Parent to own or operate all or any portion of the business or assets of the Company.
     (c) Without limiting Section 7.3(a), Parent and the Stockholder Representative will, or will cause their relevant Affiliates to, make an appropriate filing pursuant to the HSR Act within seven Business Days after the date of this Agreement and pursuant to any applicable foreign Law relating to antitrust or competition (collectively, “Foreign Competition Laws”) as soon as practicable after the date of this Agreement, in each case with respect to the transactions contemplated by this Agreement, and from time to time thereafter shall supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act or such Foreign Competition Laws. Without limiting the foregoing, Parent and the Stockholder Representative shall and shall cause their respective Affiliates to request early termination of any waiting period under the HSR Act and any comparable period under any Foreign Competition Laws. Notwithstanding anything in this Agreement to the contrary, in no event shall Parent be required to take any of the following actions, and neither the Stockholder Representative, the Company nor any of their Affiliates will offer, agree to take or take any of the following actions without the prior written consent of Parent: (i) extend any such waiting period or agree with any Governmental Entity not to consummate the transactions contemplated hereby, (ii) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any investments, assets or facilities of the Company or any of the Company Subsidiaries after the Closing or any investment, facility or asset of Parent or its Affiliates, (iii) terminate, amend or assign existing relationships or contractual rights or obligations or (iv) amend, assign or terminate existing licenses or other agreements or enter into new licenses or other agreements.

     (d) Without limiting Section 7.3(a) but subject to the last sentence of Section 7.3(b), Parent and the Stockholder Representative will, or will cause their relevant Affiliates to make filings, notifications or submissions in connection with the consummation of the transactions contemplated hereby to obtain regulatory approvals as follows: (i) grant of consent to the transfer of control of the Company and all Company Subsidiaries holding Permits subject to the jurisdiction of the Federal Communications Commission (the “FCC Approval”), (ii) grant of approval for the transfer of control of the Company and all Company Subsidiaries holding Permits subject to the jurisdiction of Anatel of Brazil (the “Anatel Approval”), and (iii) if required by Law, grant of approval for the transfer of control of the Company and all Company Subsidiaries holding Permits subject to the jurisdiction of the Ministry of Communication and Information of Indonesia or Directorate General of Post and Telecommunications of Indonesia (the “MCI/DGPT Approval”, and together with the FCC Approval and the Anatel Approval, the “Required Governmental Consents”).
     (e) Without limiting the foregoing and excluding any such matters to the extent they relate to any Foreign Competition Laws or the HSR Act, the parties shall (i) cooperate and consult with each other in connection with the making of any filings, notifications or submissions in connection with the consummation of the transactions contemplated hereby, by permitting counsel for each other party to review in advance, and by considering in good faith the views of the other party in connection with, any proposed communication to any Governmental Entity and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with any Governmental Entity and any other information supplied by such party to a Governmental Entity or received from such a Governmental Entity in connection with the transactions contemplated by this Agreement; provided, however, that such materials may be redacted (x) to remove references concerning any valuation of any party, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable privilege or confidentiality concerns; (ii) promptly respond to requests from any Governmental Entity for information or materials in connection with such filings or submissions; (iii) promptly furnish to each other party such information and assistance as such party reasonably may request in connection with the preparation of submissions to, or agency proceedings by, any Governmental Entity; (iv) promptly inform the other party of any communications with, and inquiries or requests for information from, any Governmental Entity in connection with the transactions contemplated by this Agreement; (v) consult with each other party in advance of any meeting or conference in connection with the consummation of the transactions contemplated hereby, whether in person or by telephone, with any Governmental Entity, and give the other parties the opportunity to attend and participate in such meetings and conferences; and (vi) cooperate and use its reasonable best efforts to assist in any defense by any other party hereto of the transactions contemplated by this Agreement before any Governmental Entity reviewing the transactions contemplated by this Agreement, including by providing (as promptly as practicable) such information as may be requested by such Governmental Entity or such assistance as may be reasonably requested by the other Party hereto in such defense.
     (f) Without limiting the foregoing, the Company and the Major Stockholders will use their commercially reasonable efforts to exercise the rights set forth in Section 4 of the Stockholders Agreement to cause (i) all of the Company Holders to waive and agree not to pursue any dissenter’s rights and similar rights, including those with respect to Equity Securities of the Company under Section 262 of the DGCL, and (ii) each Company Holder that is not a Major Stockholder to become a party to this Agreement by executing and delivering to Parent a Joinder Agreement in the form of Exhibit E hereto (each, a “Joinder Agreement”).

     (g) The Company shall pay or cause to be paid all Company Transaction Expenses on or prior to the Closing other than those (if any) the amount of which cannot reasonably be determined until after the Closing and those set forth on the schedule to be delivered to Parent pursuant to Section 2.7.
     (h) Parent shall execute and deliver the Written Consents to the Company prior to the Closing.
     SECTION 7.4. Public Announcements.
     Parent and the Company shall consult with each other prior to issuing any press release or otherwise making any public statements with respect to this Agreement or the Merger and neither party shall issue any such press release or make any such public statement without the other party’s written approval, such approval not to be unreasonably withheld or delayed, except as may be required by Law or the rules of any stock exchange on which any Equity Securities of a party are listed, in each case as determined by such party in good faith, in which case the other party or shall be advised and the parties shall use commercially reasonable efforts to cause a mutually agreeable release or announcement to be issued to the extent practicable. The parties acknowledge and agree that any party may make public statements without additional consent pursuant to the preceding sentence that are consistent with any prior public statement of such party or any other party made in compliance with this Section 7.4.
     SECTION 7.5. Indemnification of Directors, Officers and Employees; Directors’ and Officers’ Insurance.
     (a) Parent agrees that the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions with respect to indemnification of the former directors, officers and employees of the Company and Company Subsidiaries in respect of acts or omissions occurring at or prior to the Effective Time that are not less favorable to such persons than those set forth in the certificate of incorporation and bylaws of the Company on the date of this Agreement (the “Current Charter”), and such provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of Persons who at any time prior to the Effective Time may have been prospective indemnitees under the Company Charter in respect of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), unless such modification is required by applicable Law.
     (b) From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless the present and former officers and directors, acting in their capacity as such, of the Company, the Company Subsidiaries or any of them (collectively, the “Indemnified Parties”) against all losses, expenses (including reasonable fees and expenses of legal counsel), claims, damages, liabilities or amounts that are paid in settlement of, or otherwise in connection with, any claim, action, suit, proceeding or investigation (a “Director/Officer Claim”) based on the fact that such Person is or was such a director or officer and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), in each case to the fullest extent required by the Current Charter and permitted under the DGCL (and shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the extent required by the Current Charter and permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of the undertaking to repay such advances contemplated by Section 145(e) of the DGCL).
     (c) Without limiting the foregoing, in the event any Director/Officer Claim is brought against any Indemnified Party (whether arising before or after the Effective Time) after the Effective Time (i) the Surviving Corporation shall have the right to assume and control the defense thereof but the Indemnified Party may retain its regularly engaged independent legal counsel as of the date of this Agreement, or other independent legal counsel satisfactory to the Indemnified Party (provided that (A) such other counsel shall be reasonably acceptable to Parent and the Surviving Corporation, and (B) the Surviving Corporation shall not have the right to enter into any settlement of such Director/Officer Claim on the Indemnified Party’s behalf without the consent of the Indemnified Party unless (x) any amount to be paid by the Indemnified Party is paid by the Surviving Corporation (including with the proceeds of any available insurance coverage), (y) such settlement does not involve any finding or admission of any violation of law or any injunctive or other form of non-monetary relief binding upon the Indemnified Party other than reasonable confidentiality obligations relating to the terms of such settlement, and (z) such settlement expressly and unconditionally releases the Indemnified Party from all liabilities and obligations with respect to such claim, and includes the giving by the claimant to the Indemnified Party of a release, in form and substance reasonably satisfactory to the Indemnified Party, of any further liability, at law, in equity or otherwise in respect thereof), (ii) the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received, and (iii) at the Surviving Corporation’s expense, the Indemnified Party will use commercially reasonable efforts to assist in the vigorous defense of any such matter, provided that the Surviving Corporation shall not be liable for any settlement of any Director/Officer Claim effected without its written consent, which consent shall not be unreasonably withheld or delayed. Any Indemnified Party wishing to claim indemnification under this Section 7.5, upon learning of any such Director/Officer Claim, shall notify the Surviving Corporation (although the failure to notify the Surviving Corporation and Parent shall not relieve the Surviving Corporation and Parent from any liability which the Surviving Corporation may have under this Section 7.5 except to the extent such failure actually prejudices the Surviving Corporation or Parent), and shall deliver to the Surviving Corporation the undertaking contemplated by Section 145(e) of the DGCL. If there is more than one Indemnified Party in connection with a Director/Officer Claim, such Indemnified Parties as a group shall retain one law firm (in addition to local counsel) to represent them with respect to each such matter unless there is, under applicable standards of professional conduct (as determined by counsel to such Indemnified Parties), a conflict on any significant issue between the position of any two or more of such Indemnified Parties, in which event, additional counsel may be retained by one or more of such Indemnified Parties as may be appropriate and the cost of thereof shall be paid as set forth above.

     (d) Parent shall cause to be maintained in effect for not less than six (6) years after the Effective Time the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time (the “Current Policies”); provided, however, that Parent may substitute therefor policies of insurance (including “tail” policies) providing for substantially the same coverage as the Current Policies and with insurers rated A or better by A. M. Best Company containing terms and conditions no less favorable in the aggregate to the Indemnified Parties than the terms and conditions of the Current Policies and, provided, further, that notwithstanding the foregoing in no event shall Parent be required to expend for any such policies an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance and if the annual premiums of such insurance coverage exceed such amount, then Parent shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
     (e) This Section 7.5 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties referred to herein, their heirs and personal representatives and shall be binding on Parent and Merger Sub and the Surviving Corporation and their respective successors and assigns. Parent hereby guarantees the Surviving Corporation’s obligations pursuant to this Section 7.5.
     (f) Notwithstanding Sections 7.5(a) through (e), neither the Surviving Corporation nor Parent shall be required to indemnify or advance expenses to or on behalf of any individual (other than individuals who are directors, officers or employees of the Company or a Company Subsidiary as of the date of this Agreement) in respect of any matter that (disregarding dollar amounts and time limits set forth in Article IX) forms or would form the basis for a claim pursuant to Section 9.1.
     (g) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.5.
     SECTION 7.6. Employee Benefits Matters.
     (a) For a period of one year after the Effective Time, Parent shall, or shall cause the Surviving Corporation (or its successors) or another Affiliate of Parent to, provide Employees who continue to be employed by the Company or any Company Subsidiary with base salary or wages, cash bonus opportunity, and pension and welfare and other benefits and compensation under plans, programs and arrangements, which in the aggregate will provide base salary or wages, cash bonus opportunity, and pension and welfare and other benefits and compensation to the Employees in the aggregate which, taken together, are not materially less favorable, in the aggregate, than the base salary or wages, cash bonus opportunity, and pension and welfare and other benefits and compensation provided to such Employees in the aggregate under the Benefit Plans on the date hereof; provided, however, that for purposes of determining the foregoing, equity-based compensation provided by the Company or any Company Subsidiary on the date hereof shall not be taken into account; and provided, further, that (subject to compliance with the foregoing provisions of this Section 7.6(a)) nothing herein shall prevent the amendment or termination of any benefit or compensation plan, program or arrangement maintained by Parent or its Affiliates or interfere with the right or obligation of Parent or its Affiliate to make such changes to such plans, programs or arrangements as are necessary to conform with applicable Law. Parent and the Surviving Corporation shall be solely responsible for any obligations arising on or after the Effective Time under Section 4980B of the Code with respect to all “M&A qualified beneficiaries” as defined in Treasury Regulation Section 54.4980B-9.
     (b) On or prior to the tenth Business Day following the date of this Agreement, the Company shall provide Parent with a copy of all relevant Section 280G calculations for its employees who are “Disqualified Individuals” within the meaning of Section 280G of the Code. If any such employee would be subject to any excise tax imposed under Section 4999 of the Code, then the Company shall, no later than the twentieth Business Day preceding the Closing, provide such person(s) with the opportunity to subject any payments that could constitute a “parachute payment” pursuant to Section 280G of the Code to a stockholder vote in a manner that complies with the stockholder vote requirements under Section 280G of the Code and the applicable regulations. Prior to providing the Company’s stockholders with any materials necessary to comply with such stockholder vote, the Company shall provide a copy of such materials to Parent in sufficient time to allow Parent to comment thereon and shall consider any such comments in good faith.
     (c) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Benefit Plan or Foreign Benefit Plan or any employee benefit plan, program or arrangement maintained by Parent or any of its Affiliates, (ii) give any Person other than the parties to this Agreement any right to enforce the provisions of this Section 7.6 or (iii) (subject to compliance with the provisions of Section 7.6(a)) obligate Parent or any of its Affiliates to (A) maintain any particular benefit plan or compensation arrangement or (B) retain the employment of any particular employee.
     SECTION 7.7. Labor Matters; WARN.
     (a) Prior to the Closing neither the Company nor any Company Subsidiary shall, and prior to the 61st day following the Closing Date, Parent shall not, and shall cause the Surviving Corporation and all of the Company Subsidiaries not to, without fully complying with the notice and other requirements of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), effectuate (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment of the Company, the Surviving Corporation or any of the Company Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment of the Company, the Surviving Corporation or any of the Company Subsidiaries.
     (b) If Parent takes any action within 180 days after the Closing Date which independently, or in connection with any reduction in the size of the Company’s or any of the Company Subsidiaries’ work force occurring within the ninety day period prior to the Closing Date, could be construed as a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, Parent shall be solely responsible for providing any notice required by the WARN Act and for making payments, if any, and paying all penalties and costs, if any, which may result from any failure to provide such notice.

     SECTION 7.8. Transfer Taxes.
     All sales and transfer taxes, recording charges and similar taxes, fees or charges imposed as a result of any deemed sale or transfer of the Owned Real Property to the Surviving Corporation or Parent (collectively, the “Transfer Taxes”), together with any interest, penalties or additions to such Transfer Taxes shall be paid equally by Parent and the Company (and, to the extent so paid by the Company, shall constitute Company Transaction Expenses). The Stockholder Representative and Parent shall cooperate in making all timely filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable laws in connection with the payment of such Transfer Taxes, and shall cooperate in good faith to minimize, to the fullest extent possible under such laws, the amount of any such Transfer Taxes payable in connection therewith.
     SECTION 7.9. Notification.
     (a) Between the date of this Agreement and the Closing Date, the Company will promptly notify Parent, if it becomes aware of any fact or condition that causes or constitutes a breach of any of the Company’s representations and warranties as of the date of this Agreement, or if the Company becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time that the Company became aware of such fact or condition; it being understood and agreed that neither the delivery of any notice pursuant to this Section 7.9 nor any disclosures provided thereby shall limit or otherwise affect any of the rights, remedies or obligations of Parent or Merger Sub hereunder.
     (b) Between the date of this Agreement and the Closing Date, each party will promptly notify the other party of the occurrence of any event that would reasonably be expected to make the satisfaction of one or more of the conditions in Section 8.2 or Section 8.3 impossible or unlikely.
     (c) Promptly following the delivery of the Written Consents by Parent, the Company shall provide notice of the taking of the corporate action without a meeting by less than a unanimous written consent to those Company Holders who are not Major Stockholders who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date Parent delivered the Written Consents in accordance with Section 228 of the DGCL.
     SECTION 7.10. Exclusivity.
     The Stockholder Representative and the Company shall not, and shall cause their respective stockholders, members, Affiliates, officers, directors, executives, representatives and advisors not to, take, directly or indirectly, any action with respect to the Company to initiate, assist, solicit, negotiate, encourage, accept or otherwise pursue any offer or inquiry from any person or entity (i) to engage in any Third Party Acquisition other than the transactions contemplated hereby, (ii) to enter into any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for or relating to, or otherwise attempt to consummate, any Third Party Acquisition other than the transactions contemplated hereby or (iii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any non-public information or data in connection with, any actual or proposed Third Party Acquisition. Each of the Stockholder Representative and the Company shall promptly notify Parent if it or any of its Affiliates receives any proposal for a Third Party Acquisition or any request to enter into any discussions or to provide any information in connection with a Third Party Acquisition. For purposes hereof, “Third Party Acquisition” means any (A) merger, consolidation, business combination or similar transaction to which the Company is a party or to which the Stockholder Representative or any of its Affiliates is a party relating to the Company or all or substantially all of the assets of the Company and the Company Subsidiaries, (B) any sale or other disposition, directly or indirectly through the sale of any direct or indirect subsidiary of the Company, of any stock or other equity interests in the Company or any Company Subsidiary (other than a transfer of any shares required to be held by a local Person under applicable non-US Law) or any sale or other disposition of any material assets and properties of the Company or any Company Subsidiary in a single transaction or a series of related transactions or (C) any commercial or other agreement or commitment which would prevent, impede or materially delay the Company from consummating the Merger.
     SECTION 7.11. Major Stockholder and Company Holder Covenants.
     Each Major Stockholder agrees that by executing and delivering this Agreement such Major Stockholder is irrevocably appointing Parent as its proxy (with full power of substitution) having the express power to execute and deliver, in the name and on behalf of such Major Stockholder, a written consent with respect to all Equity Securities of the Company of which such Major Stockholder is the record owner in favor of the adoption and approval of this Agreement and the Merger for all purposes of the DGCL, including Sections 228, 251 and 262 thereof (collectively, the “Written Consents”). The foregoing grant of each such proxy to Parent is coupled with an interest and shall be irrevocable and shall not be terminated or affected by any subsequent act, death, disability or incapacity of any Major Stockholder, by operation of Law or by any other event. In addition, each Major Stockholder and Company Holder hereby irrevocably agrees (i) to the treatment of the Merger as an Approved Sale (as defined in the Shareholders Agreement) and a notional liquidation of the Company under the Company Charter, the payment of expenses incurred by the Stockholder Representative as set forth herein and the provisions of, and method of determination, reduction, allocation, payment and post-Closing adjustment of the Merger Consideration (including, without limitation, Section 2.3(e)(i)) provided for in, Articles II and IX both generally and with respect to such Equity Securities and (ii) that after Parent or Merger Sub shall have made the payments to the Stockholder Representative described in Section 2.5(a) and the deposits required by Section 2.5(b)(i), other than as expressly set forth in Section 7.5 or 9.2, such Major Stockholder or Company Holder shall have no further claims or causes of actions, in contract, tort or otherwise, with respect to the Merger Consideration or its Applicable Share Amount or otherwise under this Agreement against Parent, the Surviving Corporation, the Merger Sub or any of their respective Affiliates (regardless of whether or not the Stockholder Representative complies with its obligations hereunder or under any other Contract) and hereby irrevocably waives any and all such claims and causes of actions and any rights it has under Section 262 of the DGCL with respect to Equity Securities of the Company. Each Company Holder represents and warrants that immediately prior to the Effective Time it will be the sole record and beneficial owner of, and will have good and marketable title to, the number and type of Equity Securities of the Company set forth opposite its name in Schedule 3.3 or in its Joinder Agreement free and clear of all Encumbrances other than Encumbrances that secure the Company Credit Documents or that arise under applicable securities Laws and agrees to deliver Certificates representing such Equity Securities to Parent at the Closing. ABRY Fund V L.P. represents and warrants that it is the “ultimate parent entity” (as defined in the rules promulgated under the HSR Act) of the Company and agrees to take the actions required to be taken by the Stockholder Representative and its Affiliates under Section 7.3(c). Each Major Stockholder and Company Holder represents and warrants to Parent and Merger Sub as of the Date of this Agreement (or, in the case of Company Holders that execute a Joinder Agreement, the date of its Joinder Agreement) and as of the Closing Date that: (i) it has full power and authority to execute and deliver this Agreement (or such Joinder Agreement) and to perform its obligations under this Agreement, (ii) such execution, delivery and performance will not have or result in any of the consequences described in clauses (i), (ii) or (iii) of Section 3.5(a) or require any of the actions described in Section 3.5(b), (iii) it has duly authorized such execution, delivery and performance by all necessary action, (iv) it has duly executed and delivered this Agreement (or such Joinder Agreement) which, assuming its due authorization, execution and delivery by all the other parties hereto, constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights generally and by the application of general principles of equity.
ARTICLE VIII
CLOSING CONDITIONS
     SECTION 8.1. Conditions to Obligations of Parent, Merger Sub and the Company.
     The respective obligations of Parent, Merger Sub and the Company to effect the Merger and the other transactions contemplated in this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived in writing, in whole or in part, to the extent permitted by applicable Law:
     (a) No Order. No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger and no action seeking any of the foregoing shall be pending; provided, however, that the parties shall use commercially reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted or any such action dismissed.
     (b) HSR Act and Foreign Competitive Laws. Any waiting period (or extension thereof) applicable to the Merger under the HSR Act or Foreign Competition Law or any and all filings, consents, approvals, authorizations, waivers or other clearances under any Foreign Competition Laws required for the consummation of the Merger shall have been made or obtained.

     (c) Required Governmental Consents. The Required Governmental Consents shall have been made or obtained.
     SECTION 8.2. Additional Conditions to Obligations of Parent and Merger Sub.
     The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions, any or all of which may be waived in writing, in whole or in part, by Parent and Merger Sub to the extent permitted by applicable Law:
     (a) Representations and Warranties of Company. The representations and warranties of the Company contained herein shall have been true and correct as of the date of this Agreement and as of and as if made on the Closing Date, except for representations and warranties that are expressly made only as of a specified date or time which shall be true and correct as of such date or time; provided, however, that notwithstanding the foregoing (i) the condition set forth in this Section 8.2(a) shall be deemed satisfied unless the facts and circumstances that cause the representations and warranties of the Company (other than those in Section 3.3, which must be true and correct in all respects other than any such failures to be so true and correct that, individually or in the aggregate, are de minimis in nature and amount) not to be so true and correct, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect, or would prevent or prohibit the Company from consummating the transactions by the Company contemplated hereby, and (ii) for purposes of applying clause (i) above, all “Company Material Adverse Effect” or other materiality qualifiers or limitations in Article III (other than qualifications specifically referring to a specified dollar amount and those set forth in the Qualified Representations) shall be disregarded.
     (b) Agreements and Covenants of Company. The agreements and covenants of the Company set forth herein required to be performed on or before the Effective Time shall have been performed in all material respects.
     (c) Deliveries. The Company shall have delivered or caused to be delivered each of the following:
     (i) a certificate of the Company, signed on the Company’s behalf by the chief executive officer, chief operating officer or president, or a vice-president, of the Company, in his capacity as such, dated the Closing Date, stating that the conditions specified in Sections 8.2(a) and Section 8.2(b) have been satisfied;
     (ii) payoff letters in customary form relating to the repayment of the Indebtedness outstanding under the Company Credit Documents and any currency, interest rate or hedging Contract that supports the Company Credit Documents, in each case, as of the Closing Date together with UCC-3 termination statements or similar documents evidencing the termination of, or Company’s right to terminate, all Encumbrances relating to such Indebtedness;
     (iii) resignations of the directors of the Company and the Company Subsidiaries (other than any directors identified by Parent in writing);

     (iv) a certificate of good standing of the Company from Delaware dated within ten (10) days of the Closing Date;
     (v) certified copies of the resolutions duly adopted by the Company’s board of directors authorizing its execution, delivery and performance of this Agreement and the other agreements contemplated hereby to which it is a party and the consummation of all transactions contemplated hereby and thereby;
     (vi) the Estimate Statement;
     (vii) the Escrow Agreement duly executed by the parties thereto other than Parent;
     (viii) An affidavit of the Company, in a form reasonably satisfactory to Parent, to the effect that the Company is not a United States real property holding corporation within the meaning of Section 897(c) of the Code;
     (ix) Certificates representing all the Warrants and all shares of Company Stock owned of record by the Company Holders (other than the Non-Signatory Holders) which shall collectively be entitled to receive not less than 95% of the Merger Consideration (collectively with each other and the record owners of the Warrants, the “Signatory Company Holders”); and
     (x) duly executed and delivered Joinder Agreements from each Signatory Company Holder (other than the Major Stockholders) with respect to all Equity Securities of which it is the record owner.
     SECTION 8.3. Additional Conditions to Obligations of the Company.
     The obligations of the Company to effect the Merger and the other transactions contemplated in this Agreement are also subject to the following conditions any or all of which may be waived in writing, in whole or in part, by the Company to the extent permitted by applicable Law:
     (a) Representations and Warranties of Parent and Merger Sub. The representations and warranties of Merger Sub and Parent contained herein shall have been true and correct at and as of the Closing Date, except for representations and warranties that are made as of a specific date or time which shall be true and correct as or such date or time, provided, however, that notwithstanding the foregoing this condition shall be deemed satisfied unless the facts and conditions that cause the representations and warranties of Merger Sub and Parent to not be true and correct as contemplated above, considered collectively, would result in Parent, Merger Sub or the Surviving Corporation being unable to fulfill any of its obligations hereunder.
     (b) Agreements and Covenants of Parent and Merger Sub. The agreements and covenants of Parent and Merger Sub set forth herein required to be performed on or before the Effective Time shall have been performed in all material respects.

     (c) Delivery of Consideration. Parent shall have delivered (i) to the Escrow Agent, the entire amount of the Escrow Funds in accordance with the provisions of Section 2.5(b) and (ii) to the Stockholder Representative, the aggregate cash amount described in Section 2.5(a) in accordance with the provisions of Section 2.5(a).
     (d) Other Deliveries. Parent shall have delivered or caused to be delivered to the Company each of the following:
     (i) evidence satisfactory to the Company that Parent has made proper arrangements to repay the Company Credit Documents on the Closing Date in accordance with the payoff letters referred to in Section 8.2(c)(ii);
     (ii) a certificate signed on Parent’s behalf by the chief executive officer, chief operating officer, chief financial officer or president, or a by a vice-president, of Parent, in his capacity as such, dated the Closing Date stating that the conditions specified in Sections 8.3(a) and Section 8.3(b) have been satisfied;
     (iii) certified copies of the resolutions duly adopted by Merger Sub’s board of directors or equivalent governing body authorizing its execution, delivery and performance under this Agreement and the other agreements contemplated hereby to which it is a party, and the consummation of all transactions contemplated hereby and thereby;
     (iv) copies of the duly executed Written Consents; and
     (v) the Escrow Agreement duly executed by Parent.
     SECTION 8.4. Frustration of Closing Conditions.
     For the avoidance of doubt, no litigation or other proceeding commenced by any party to this Agreement or any of its Affiliates against any other party or its Affiliates will be deemed to cause any of the conditions set forth in Section 8.1(a) to be not satisfied.
ARTICLE IX
INDEMNIFICATION
     SECTION 9.1. Indemnification of Parent.
     (a) The Company Holders agree that, after the Effective Time, Parent, the Surviving Corporation, the Company and their respective Affiliates and any officers, directors, employees or agents thereof (each a “Buyer Indemnified Person”), but only to the extent of funds on deposit in the Indemnity Escrow shall, to the extent provided in this Article IX, be indemnified and held harmless from and against, any and all claims, demands, suits, actions, causes of actions, losses, costs, damages, penalties, assessments, liabilities and out-of-pocket expenses incurred or paid, including reasonable attorneys’ fees, costs of investigation or settlement, other professionals’ and experts’ fees, and court or arbitration costs but specifically excluding, other than in the case of a Third-Party Claim, consequential damages or punitive and exemplary damages

(hereinafter collectively referred to as “Damages”), to the extent such Damages are determined by a Final Award, a final order of a court of competent jurisdiction or written agreement of Parent and the Stockholder Representative to have arisen out of or to have resulted from, in connection with, or by virtue of (i) facts or circumstances which constitute an inaccuracy (in the case of any such representation or warranty, as of the date of this Agreement or such earlier specified date as of which such representation or warranty was expressly made (each, an “Earlier Date Representation”) or, except for any Earlier Date Representation, as of and as if made on the Closing Date), misrepresentation, false certification, breach of, default in, or failure to perform, any of the representations, warranties or covenants given or made by the Company in this Agreement or in the certificate delivered pursuant to Section 8.2(c)(i), as qualified by the Company Disclosure Schedules hereto (collectively, the “Company Breaches”), (ii) any Indebtedness, Company Transaction Expense or Closing Taxes to the extent it is not actually reflected in the Closing Indebtedness, Unpaid Company Transaction Expenses or Closing Taxes used to determine the Merger Consideration, (iii) the matters set forth on Schedule 9.1(a) (the “Special Indemnified Matters”) or (iv) any claim made by any Non-Signatory Holders with respect to the Merger (including the treatment of the Merger as an Approved Sale, and a liquidation of the Company under the Company Charter), the Company Charter, this Agreement, the transactions contemplated hereby and thereby, the payment of expenses incurred by the Stockholder Representative as set forth herein, the provisions of, and method of determination, reduction, allocation, payment and post-Closing adjustment of the Merger Consideration provided for in Articles II and IX both generally and with respect to such Equity Securities and any claims and causes of actions and any rights it has under Section 262 of the DGCL (the “Non-Joinder Indemnified Matters” and, collectively with the other matters for which indemnification is provided in this Section 9.1(a), the “Company Indemnified Matters”). For purposes of determining whether there has been any Company Breach in respect of any representation or warranty (other than with respect to any Qualified Representation), and for purposes of calculating the amount of Damages to which an Indemnitee is entitled as a result of any such Company Breach, such representation or warranty shall not be deemed qualified or limited by any concept of “material,” “materiality,” “Company Material Adverse Effect” or other similar materiality qualification or limitations. For the avoidance of doubt, no Buyer Indemnified Person will be entitled to be indemnified pursuant to this Section 9.1 for any amount of Damages to the extent such amount is actually reflected in the Closing Indebtedness, Unpaid Company Transaction Expenses or Closing Working Capital used to determine the Merger Consideration.
     (b) Any Claim for indemnification made by a Buyer Indemnified Person under this Section 9.1 must be raised in a Notice of Claim pursuant to Section 9.3(a) no later than the Release Date and, if so raised by such date, such Claim shall survive the Release Date until final resolution thereof.
     (c) After the Effective Time, except as provided in Section 9.7 in respect of fraud, (i) the aggregate liability on account of Company Indemnified Matters pursuant to Section 9.1 shall be limited to the funds on deposit in the Indemnity Escrow, and claims by the Buyer Indemnified Persons for Damages under this Article IX in respect of Company Indemnified Matters shall be satisfied solely from and to the extent of funds on deposit in the Indemnity Escrow and (ii) the aggregate liability on account of the Non-Joinder Indemnity Matters pursuant to Section 9.1 shall be limited to $5,000,000, and claims by the Buyer Indemnified Persons for Damages under this Article IX in respect of the Non-Joinder Indemnity Matters shall be satisfied solely from and to the extent of funds on deposit in the Indemnity Escrow.

Notwithstanding the foregoing provisions of this Section 9.1, the indemnification provided for in this Section 9.1 with respect to Company Breaches of representations and warranties (other than those set forth in Sections 3.3, 3.4, 3.18 and 3.23 and in the certificate delivered pursuant to Section 8.2(c)(i) to the extent related thereto) shall not apply with respect to such Company Breaches unless and until the aggregate Damages from such Company Breaches so determined to be due for which the Buyer Indemnified Persons seek or have sought indemnification hereunder exceeds a cumulative aggregate of $2,000,000 (the “Basket”), in which event the Buyer Indemnified Persons shall, subject to the other limitations herein, be indemnified for all such Damages from such Company Breaches in excess of the Basket.
     (d) The amount to which a Buyer Indemnified Person may become entitled under this Article IX shall be net of any actual recovery (whether by way of payment, discount or credit received from a third party (including any insurer) less any cost associated with receiving such recovery in respect of a claim but, without limiting Section 9.1(e), Buyer Indemnified Person shall not be required to seek or collect such recoveries prior to being entitled to indemnification hereunder but if any indemnity is paid before the Buyer Indemnified Person receives any such recovery then the Buyer Indemnified Person will promptly remit to the Stockholder Representative the portion of the indemnity to which it would not have been entitled if it had received such recovery prior to the payment of such indemnity.
     (e) Each Buyer Indemnified Person shall be responsible for taking or causing to be taken commercially reasonable steps, as it may determine, to mitigate its Damages upon and after becoming aware of any event that could reasonably be expected to give rise to Damages that may be indemnifiable under this Section 9.1.
     (f) In connection with the matters covered by this Article IX, no Company Holder shall have (a) any right to indemnity or contribution from the Company or the Surviving Corporation, or (b) any right of subrogation against the Company or the Surviving Corporation with respect to any indemnification of a Buyer Indemnified Person by reason of any Company Indemnified Matter, it being agreed and acknowledged that the representations, warranties, covenants and agreements of the Company herein are solely for the benefit of Parent and the Merger Sub.
     SECTION 9.2. Indemnification of Company Holders.
     Parent agrees that, after the Effective Time, Parent and the Surviving Corporation shall indemnify, defend and hold harmless the Company Holders (the “Seller Indemnified Persons”) from and against any and all Damages arising out of or resulting from any breach of any representation, warranty or covenant made by Parent or Merger Sub in this Agreement or in the certificate delivered pursuant to Section 8.3(d)(ii). Each Seller Indemnified Party shall be responsible for taking or causing to be taken commercially reasonable steps, as it may determine, to mitigate its Damages upon and after becoming aware of any event that could reasonably be expected to give rise to Damages that may be indemnifiable under this Section 9.2 . Any payments made pursuant to Section 9.1 or Section 9.2 or shall be deemed to be an adjustment to the Merger Consideration for tax purposes.

     SECTION 9.3. Notice of Claim.
     (a) As used herein, the term “Claim” means a claim for indemnification by any Buyer Indemnified Person or any Seller Indemnified Person (acting solely through the Stockholder Representative), as the case may be, for Damages under this Article IX (such Person making a Claim, an “Indemnitee”). An Indemnitee may give notice of a Claim under this Agreement, whether for its own Damages or for Damages incurred by any other Buyer Indemnified Person or Seller Indemnified Person, as applicable, pursuant to written notice of such Claim executed by an officer of Parent (in the case of a Claim by a Buyer Indemnified Person) or the Stockholder Representative (in the case of a Claim by a Seller Indemnified Person) (a “Notice of Claim”), and delivered to the other of them (such receiving party, the “Indemnitor”), after such Indemnitee becomes aware of the existence of any potential claim by such Indemnitee for indemnification under this Article IX, but in any event before the Release Date, arising out of or resulting from:
     (i) any item indemnified pursuant to the terms of Section 9.1 or 9.2; or
     (ii) the assertion, whether orally or in writing, against any Indemnitee of a claim, demand, suit, action, arbitration, investigation, inquiry or proceeding brought by a third party against any Indemnitee (in each such case, a “Third-Party Claim”) that arises out of or results from any item indemnified pursuant to the terms of Section 9.1 or 9.2.
     (b) Each Notice of Claim by an Indemnitee shall:
     (i) state that the Indemnitee has incurred or paid or, in good faith, believes it will have to incur or pay, Damages in an aggregate stated amount (to the extent it is practicable to provide such an estimate) arising from such Claim (which amount may be the amount of damages claimed by a third party in an action brought against any Indemnitee based on alleged facts, which if true, would give rise to liability for Damages to such Indemnitee under this Article IX); and
     (ii) contain a brief description, in reasonable detail (to the extent reasonably available to the Indemnitee), of the facts, circumstances or events giving rise to the alleged Damages based on the Indemnitee’s good faith belief thereof, including the identity and address of any third-party claimant (to the extent reasonably available to the Indemnitee). Following delivery of the Notice of Claim (or at the same time if the Indemnitee so elects) the Indemnitee shall deliver copies of any demand or complaint, it shall receive from any third party and, reasonably promptly after such information becomes available to it, the amount of Damages, the date each such item was incurred or paid, the basis for such anticipated liability, and the specific nature of the breach to which such item is related.
     SECTION 9.4. Defense of Third-Party Claims.
     (a) Subject to the provisions hereof, the Indemnitor on behalf of the Indemnitee shall have the right, but not the obligation, to elect to defend any Third-Party Claim, and, as provided by Section 9.5, the costs and expenses incurred by the Indemnitor in connection with such defense (including attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be paid by the Indemnitor. The Indemnitee may participate, through counsel of its own choice and, except as provided below, at its own expense, in the defense of any Third-Party Claim.

     (b) The Indemnitee shall give prompt written notice of any Third-Party Claim to the Indemnitor; provided that, so long as such notice is given on or prior to the Release Date, the failure to timely give the Notice of Claim shall not limit or reduce the Indemnitee’s right to indemnity hereunder unless (and then only to the extent that) the Indemnitor (or the Company Holders, in the case of a Notice of Claim by a Buyer Indemnified Person) is prejudiced thereby. The Indemnitor shall be entitled to assume the defense thereof, including to settle such Third-Party Claim subject to the requirements of Section 9.4(d), utilizing legal counsel reasonably acceptable to the Indemnitee; provided that the Indemnitor shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnitee if (A) the Third-Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation or any matters other than a Company Breach, (B) the Third-Party Claim seeks an injunction or other non-monetary relief against the Indemnitee (or against any Company Subsidiary or any other Affiliate of Indemnitee, if the Indemnitee is a Buyer Indemnified Person), (C) the Indemnitor failed or is failing to diligently defend such Third-Party Claim, (D) if the Indemnitee is a Buyer Indemnified Person, the Third-Party Claim or the litigation or resolution thereof involves an issue or matter which is reasonably likely to have a material adverse effect on the business, operations, assets, properties or prospects of the Indemnitee or any of its Affiliates or (E) the Third-Party Claim could reasonably give rise to Damages against any Buyer Indemnified Persons hereunder that would exceed, after considering all other outstanding Claims hereunder, the balance of the funds then on deposit in the Indemnity Escrow. If the foregoing proviso applies to any Third Party Claim, the Indemnitor shall have the right to participate in, but not control, the defense, of such Third-Party Claim at its sole cost and expense.
     (c) If the Indemnitor has the right to and does elect to defend any Third-Party Claim, the Indemnitor shall: (i) notify Indemnitee within 15 days of receipt of the Notice of Claim that it will defend such Third-Party Claim; (ii) conduct the defense of such Third-Party Claim with reasonable diligence and act affirmatively to keep the Indemnitee reasonably informed of material developments in the Third-Party Claim at all stages thereof; (iii) promptly submit to the Indemnitee copies of all pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith; (iv) promptly respond to all reasonable requests by Indemnitee relating thereto and otherwise permit the Indemnitee and its counsel to participate in, but not control, the conduct of the defense thereof; and (v) to the extent practicable in the circumstances permit the Indemnitee and its counsel an opportunity to review and comment upon all legal papers to be submitted prior to their submission. Parent and the Stockholder Representative will make available to each other and each other’s counsel and accountants, without charge, all of its or their books and records relating to the Third-Party Claim, and each party will render to the other party such assistance as may be reasonably required in order to insure the proper and adequate defense thereof and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the other party in connection therewith. The Indemnitor and the Indemnitee shall use reasonable best efforts to avoid production of confidential information (consistent with applicable Law and subject a party’s right to waive its own privilege), and seek to cause all communications among employees, counsel and others representing any party to a Third-Party Claim to be made so as to preserve any applicable attorney-client or work-product privileges. Once the Indemnitor has made the election to defend as set forth above, the Indemnitee shall have the right to participate in any such defense and to employ separate counsel of its choosing at its sole cost and expense; provided, that if the Indemnitee shall have been advised by counsel in writing that there are legal defenses available to the Indemnitee that are not available to, or in conflict with, those of the Indemnitor the expenses of such counsel shall be considered Damages. The assumption of the defense of any such Third-Party Claim by the Indemnitor shall be an acknowledgement of the obligation of the Indemnitor to indemnify the Indemnitee with respect to such claim hereunder. If the Indemnitor fails or refuses to provide the defense notice within 15 days after receipt of a Notice of Claim, the Indemnitee shall have the sole and exclusive right to undertake the defense, compromise and settlement of such Claim with counsel of its own choosing; provided, however, that no such compromise or settlement shall be binding on the issue of whether, or the extent to which, the Indemnitee may be entitled to indemnification hereunder.
     (d) If the Indemnitor has the right to and does elect to defend any Third-Party Claim, the Indemnitor shall not have the right to enter into any settlement of a Third-Party Claim on the Indemnitee’s behalf without the consent of the Indemnitee unless (i) in the case of a Claim by a Buyer Indemnified Person, the amount to be paid by the Indemnitee as a result of such settlement does not exceed the balance of the funds then on deposit in the Indemnity Escrow (after taking into account any other outstanding Claims) from which such Claim shall be paid, (ii) such settlement does not involve any finding or admission of any violation of law or any injunctive or other form of non-monetary relief binding upon the Indemnitee or any of its Affiliates, officers, directors and agents other than reasonable confidentiality obligations related to the terms of such settlement, and (iii) such settlement expressly and unconditionally releases the Indemnitee and its Affiliates and such other Persons from all liabilities and obligations with respect to such claim, and includes the giving by the claimant to the Indemnitee of a release in respect thereof, in form and substance reasonably satisfactory to the Indemnitee, of any further liability, at law, in equity or otherwise. No settlement by the Indemnitor or Indemnitee of any Third-Party Claim shall limit or reduce the right of any Indemnitee to indemnity hereunder for all Damages they may incur arising out of or resulting from the Third-Party Claim to the extent indemnified in this Article IX.
     (e) Notwithstanding the forgoing in this Section 9.4:
     (i) the Stockholder Representative shall not be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect the liability for Taxes of the Buyer Indemnified Persons or the Company or Company Subsidiaries for any period after the Closing Date to any extent (including the imposition of income tax deficiencies, the reduction of asset basis or cost adjustments, the lengthening of any amortization or depreciation deductions, or the reduction of loss or credit carryforwards) without the prior written consent of the Buyer Indemnified Persons, provided that such consent shall not be unreasonably withheld, and shall not be necessary if the Stockholder Representative and/or the Company Holders have indemnified the Buyer Indemnified Persons against the effects of any such settlement (other than by use of the Indemnity Escrow); and

     (ii) the Seller Indemnified Persons shall be entitled to participate at their expense in the defense of any claim for Taxes for any Tax year or period ending after the Closing Date which may be the subject of indemnification by the Seller Indemnified Persons pursuant to Section 9.1(a) and, with the written consent of the Buyer Indemnified Persons, and at their sole expense, may assume the entire defense of such Tax claim.
     SECTION 9.5. Resolution of Notice of Claim.
     Each Notice of Claim given by an Indemnitee shall be resolved as follows:
     (a) Admitted Claims. If, within 20 Business Days after a Notice of Claim is delivered to the Indemnitor, the Indemnitor agrees in writing that liability for such Claim is indemnified under Section 9.1 or Section 9.2, as applicable, the full amount of the Damages specified in the Notice of Claim is agreed to, the Indemnitor (on behalf of the Company Holders if the Stockholder Representative is the Indemnitor) shall be conclusively deemed to have consented to the recovery by the Indemnitee of the full amount of Damages specified in the Notice of Claim in accordance with this Article IX, including, if the Stockholder Representative is the Indemnitor, the forfeiture of a portion of the Indemnity Escrow equal to such Damages, and Parent shall be authorized to deliver such agreement to the Escrow Agent instructing the Escrow Agent to make a wire transfer to Parent in the amount of such Damages.
     (b) Contested Claims. If the Indemnitor does not so agree in writing to such Notice of Claim or gives the other party written notice contesting all or any portion of a Notice of Claim (a “Contested Claim”) within the 20 Business Day period specified in Section 9.5(a), then such Contested Claim shall be resolved by either (i) a written settlement agreement executed by Parent and the Stockholder Representative or (ii) in the absence of such a written settlement agreement within 45 Business Days of such notice or such longer period as is mutually agreed upon by the parties, by binding arbitration between Parent and the Stockholder Representative in accordance with the provisions of this Section 9.5.
     (c) Arbitration of Contested Claims. Any Contested Claim that is not settled by the parties as set forth in Section 9.5(b) shall be arbitrated in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Arbitration shall be by a single arbitrator selected by Parent and the Stockholder Representative in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be held in such place in the County of New York, New York as may be specified by the arbitrator (or any place agreed to by the Parent, the Stockholder Representative and the arbitrator). The decision of the arbitrator shall be final and binding as to any matters submitted under this Article IX. The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. §§ 1 through 16, and judgment upon the award of the arbitrator may be entered by any court having jurisdiction thereof. All costs and expenses incurred in connection with any such arbitration proceeding (including reasonable attorneys’ fees) shall be borne by the party incurring such costs and expenses.
     (d) Payment of Costs. Parent, on the one hand, and the Company Holders (through the Stockholder Representative), on the other hand, shall bear the expense of deposits and advances required by the arbitrator in equal proportions, but either party may advance such amounts, subject to recovery as an addition or offset to any award. For the avoidance of doubt, the monetary recovery owed to the prevailing party to the arbitration proceeding shall include reimbursement of such advances; provided the right of Parent to recover any such advance shall not be limited to funds held in the Indemnity Escrow.

     (e) Burden of Proof. Except as may be otherwise expressly provided herein, for any Contested Claim submitted to arbitration, the burden of proof shall be as it would be if the claim were litigated in a judicial proceeding governed exclusively by the internal Laws of the State of Delaware applicable to contracts executed and entered into within the State of Delaware, without regard to the principles of choice of law or conflicts of law of any jurisdiction.
     (f) Award. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator shall be instructed to render a final reasoned written arbitration award setting forth the basis and reasons for any decision reached (the “Final Award”) and shall be instructed to deliver a signed copy of the Final Award to the Stockholder Representative and Parent. The Final Award shall constitute a conclusive determination of all issues in question, binding upon the Company Holders, the Stockholder Representative and Parent, and shall include an affirmative statement to such effect.
     (g) Timing. The Stockholder Representative, Parent and the arbitrator shall conclude each arbitration pursuant to this Section 9.5 as promptly as possible for the Contested Claim being arbitrated.
     (h) Terms of Arbitration. The arbitrator chosen in accordance with these provisions shall not have the power to alter, amend or otherwise affect the terms of these arbitration provisions or the provisions of this Agreement.
     (i) Payment to Parent. If any Buyer Indemnified Person is entitled to the recovery of Damages pursuant to any Claim that is agreed to pursuant to Section 9.5(a), or a Contested Claim that is resolved pursuant to Section 9.5(c), Parent may require that the Escrow Agent disburse to Parent from the Indemnity Escrow in accordance with the Escrow Agreement the amount of Damages arising out of or resulting from such Claim as so determined.
     SECTION 9.6. Survival of Covenants, Representations and Warranties.
     Except as otherwise provided in Section 9.1(b), all representations and warranties of the Company contained in this Agreement, as qualified by the Schedules hereto and the certificate delivered pursuant to Section 8.2(c)(i), shall remain operative and in full force and effect until that date which is the earlier of (a) the termination of this Agreement in accordance with Article IX and (b) October 15, 2011 (the “Release Date”). All representations and warranties of Parent contained in this Agreement and the certificate delivered pursuant to Section 8.3(d)(ii) shall remain operative and in full force and effect, until that date which is the earlier of (a) the termination of this Agreement in accordance with Article IX and (b) the Release Date. All covenants of the parties shall survive according to their respective terms.

     SECTION 9.7. Exclusive Remedy; Non-Recourse;
     (a) After the Effective Time the indemnification rights in this Article IX are and shall be the sole and exclusive remedies of the Buyer Indemnified Persons and the Seller Indemnified Persons with respect to this Agreement and the transactions contemplated hereby.
     (b) Parent, for itself, its successors and assigns including the Surviving Corporation, acknowledges and agrees that this Agreement and the transactions contemplated hereby are non-recourse as to the Stockholder Representative and the Company Holders and that they shall have no recourse for or on account of any matter, cause, claim or thing of or relating to this Agreement or the Merger or other transactions contemplated hereby, excepting only against and to the extent of the Indemnity Escrow.
     (c) In furtherance of the foregoing, Parent for itself, its successors and assigns (including the Surviving Corporation) covenants and agrees that neither Parent nor the Surviving Corporation shall sue or initiate or maintain any action, suit or cause of action against the Stockholder Representative or the Company Holders (in their capacity as such) or any of them as a result of this Agreement or the transactions contemplated hereby except to enforce their express obligations hereunder.
     (d) Notwithstanding the foregoing, the provisions of this Section 9.7 shall not apply to any action or claim by any party for specific performance or injunctive relief with respect to any failure by any other party to perform any of its covenants or agreements under this Agreement, or claims under Section 7.11, Section 9.8 or any Joinder Agreement or any claims or causes of actions for fraud.
     (e) The provisions of Article IX were specifically bargained for and reflected in the amounts payable to the Company Holders in connection with the Merger pursuant to Article II.
     SECTION 9.8. Appointment of Stockholder Representative.
     (a) The Company Holders hereby appoint, as of the date of this Agreement with retroactive effect if necessary, ABRY Partners V, L.P. as the representative of the Company Holders as described in this Section 9.8 and elsewhere in this Agreement (in such capacity, the “Stockholder Representative”). The Stockholder Representative is designated as the attorney-in-fact and agent for and on behalf of each Company Holder and their respective heirs, successors and assigns with respect to the post-Closing adjustments contemplated by Section 2.3(e), claims for indemnification under this Article IX and the taking by the Stockholder Representative of any and all actions and the making of any decisions required or permitted to be taken by the Stockholder Representative under this Agreement and the Escrow Agreement, including the exercise of the power to: (i) authorize the release or delivery to Parent of all or any portion of the Escrow Funds or the Sellers’ Expense Fund in satisfaction of the obligations (if any) with respect to the post-Closing adjustments contemplated by Section 2.3 and indemnification claims by any Buyer Indemnified Person pursuant to this Article IX; (ii) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts with respect to, such indemnification claims; (iii) litigate, arbitrate, resolve, settle or compromise any claim for indemnification made pursuant to this Article IX; (iv) establish the Sellers’ Expense Fund and pay such amounts therefrom as the Stockholder Representative deems necessary or appropriate in its good faith judgment; and (v) take all actions necessary in the judgment of the Stockholder Representative for the accomplishment of the foregoing. The Stockholder Representative shall have no authority or power to act on behalf of the Company. The Stockholder Representative shall have authority and power to act on behalf of the Company Holders with respect to the disposition, settlement or other handling of the adjustments contemplated by Section 2.3 and all claims under this Article IX and all rights or obligations arising under Section 2.3 and this Article IX or otherwise as contemplated by this Agreement. The Company Holders shall be bound by all actions taken and documents executed by the Stockholder Representative in connection with Section 2.3 and this Article IX, and Parent shall be entitled to rely on any action or decision of the Stockholder Representative. In performing the functions specified in this Agreement, the Stockholder Representative may act upon any instrument or other writing believed by the Stockholder Representative in good faith to be genuine and to be signed or presented by the proper Person and shall not be liable in connection with the performance by it of its duties pursuant to the provisions of this Agreement and the Escrow Agreement. The Stockholder Representative shall be indemnified and held harmless (out of funds that otherwise are to be distributed from the Escrow Funds or the Sellers’ Expense Fund to the Company Holders, if any, or other amounts paid to the Stockholder Representative on behalf of the Company Holders behalf pursuant to Section 2.3(e), as described in this Section 9.8) from and against any loss, liability or expense incurred on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder. Any out-of-pocket costs and expenses incurred by the Stockholder Representative in connection with actions taken by the Stockholder Representative pursuant to the terms of Section 2.3 or this Article IX or otherwise in connection with this Agreement including the hiring of legal counsel and the incurring of legal fees and costs, (“Representative Expenses”), shall be the responsibility of the Company Holders. Without limiting the generality of the foregoing, the Stockholder Representative shall have full power and authority to interpret all the terms and provisions of this Agreement and the Escrow Agreement, and to consent to any amendment hereof or thereof, on behalf of all the Company Holders and their respective heirs, successors and assigns.
     (b) The Company Holders hereby appoint and constitute the Stockholder Representative the true and lawful attorney-in-fact of the Company Holders, with full power in their name and on their behalf to act according to the terms of this Agreement and the Escrow Agreement, to expend the Sellers’ Expense Fund and to reimburse itself, to pay to the Company Holders any amounts paid to the Stockholder Representative from the Escrow Funds or other amounts paid to the Stockholder Representative pursuant to Section 2.3(e), and in general to do all things and to perform all acts including executing and delivering the Escrow Agreement and any other agreements, certificates, receipts, instructions, notices or instruments contemplated by or deemed advisable in connection with the Escrow Agreement. This power of attorney is coupled with an interest and all authority hereby conferred is granted and shall be irrevocable and shall not be terminated or affected by subsequent disability or incapacity of any Company Holder or by any act of any Company Holder or by operation of law, whether by such person’s death (unless the Stockholder Representative has actual knowledge of such person’s death), disability, protective supervision or any other event. Without limiting the foregoing, this power of attorney is to ensure the performance of a special obligation and, accordingly, each Company Holder shall be deemed to have waived and renounced its, his or her right to renounce this power of attorney unilaterally any time before the day following the Escrow Termination Date. Each Company Holder shall be deemed to have waived any and all defenses that may be available to contest, negate or disaffirm the action of the Stockholder Representative taken in good faith under this Agreement or the Escrow Agreement. Notwithstanding the power of attorney granted in this Section 9.8, no agreement, instrument, acknowledgement or other act or document shall be ineffective solely by reason of a Company Holder (instead of the Stockholder Representative) having signed or given the same directly.
     (c) The provisions of this Section 9.8 shall in no way impose any obligations on Parent, Merger Sub or the Surviving Corporation. In particular, notwithstanding any notice received by Parent, Merger Sub or the Surviving Corporation to the contrary, Parent, Merger Sub and the Surviving Corporation shall be fully protected in relying upon and shall be entitled to rely upon, and shall have no liability to the Company Holders with respect to actions, decisions or determinations of the Stockholder Representative. Parent, Merger Sub and the Surviving Corporation shall be entitled to assume that all actions, decisions and determinations of the Stockholder Representative are fully authorized.
ARTICLE X
TERMINATION AND WAIVER
     SECTION 10.1. Termination.
     This Agreement may be terminated at any time prior to the Effective Time:
     (a) by written consent of each of Parent, Merger Sub and the Company;
     (b) by either the Company, on the one hand, or Parent, on the other hand, if (i) the other shall have breached, or failed to comply with, in any material respect any of its or their obligations under this Agreement or (ii) any representation or warranty made by such other party (or by Merger Sub, in the case of the Company) shall have been incorrect in any material respect when made or shall have since ceased to be true and correct in any material respect, in each case such that the condition set forth in Section 8.2(a), 8.2(b), 8.3(a), or 8.3(b) would not be satisfied at such time if such time were the Closing Date, and (x) such breach, failure to be true and correct or misrepresentation is not cured within fifteen (15) days in the case of clause (i) above or in the case of clause (ii) above by the earlier of (A) the Termination Date and (B) thirty (30) days after written notice thereof is delivered to the breaching party or parties or (y) such breach or failure is a failure or refusal to consummate the Merger as required pursuant to Section 1.2.
     (c) by either Parent or the Company if any decree, permanent injunction, judgment, order or other action by any court of competent jurisdiction or any Governmental Entity preventing or prohibiting consummation of the Merger shall have become final and nonappealable;
     (d) by the Company if the Merger shall not have been consummated on or before November 20, 2010 (the “Termination Date”); provided, however, that (i) if the only conditions to the Closing set forth in Article VIII that are not satisfied as of the date that would otherwise be the

Termination Date (other than those conditions that by their nature are to be satisfied by actions to the taken by the parties at the Closing) are one or both of the conditions set forth in Sections 8.1(b) and (c), then the Company or Parent may extend the Termination Date from time to time until February 20, 2011 and (ii) if the only condition to the Closing set forth in Article VIII that is not satisfied as of such the date that would otherwise be the Termination Date (other than those conditions that by their nature are to be satisfied by actions to the taken by the parties at the Closing) is the condition set forth in Section 8.1(c), and the condition to Closing in such Section 8.1(c) has not been satisfied solely because either or both of the Anatel Approval or the MCI/DGPT Approval has not been obtained, then the Company may extend the Termination Date from time to time until February 20, 2012; and provided, further, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to the Company if the Company’s failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the Termination Date; or
     (e) by Parent if the Merger shall not have been consummated on or before the Termination Date; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available if Parent’s or Merger Sub’s failure to fulfill any obligation under this Agreement has been the cause of or resulted in, the failure of the Effective Time to occur on before the Termination Date.
A party seeking to terminate this Agreement in accordance with this Section 10.1, shall deliver written notice thereof to the other parties as provided under Section 11.1.
     SECTION 10.2. Effect of Termination.
     (a) If this Agreement is terminated under Section 10.1(a) or Section 10.1(c), at a time when no party is in material violation or breach of a representation, warranty, covenant or agreement, all further liabilities and obligations of the Company to Parent and Merger Sub and of Parent and Merger Sub to the Company will terminate without further liability of any party hereto.
     (b) If this Agreement is terminated under Section 10.1 (other than under Section 10.1(a)) at a time when one or more of the parties is in material violation or breach of a representation, warranty, covenant or agreement, the liabilities and obligations of the party or parties not in such violation or breach shall terminate and the party or parties that are in violation or breach of this Agreement shall remain liable therefor and nothing in this Agreement shall be deemed to limit the remedies available against such party or parties.
     (c) If the Agreement is terminated as provided in Section 10.1, the parties shall use commercially reasonable efforts to cause, to the extent practicable, all filings, applications and other submissions made pursuant to this Agreement to be withdrawn from the agency or other Person to which they were made.
     (d) Notwithstanding the foregoing, the provisions set forth in this Section 10.2, and Sections 11.1, 11.2, 11.3, 11.5, 11.6, 11.7, 11.8, 11.9, 11.10, 11.11, 11.12, 11.13 and 11.14 shall survive the termination of this Agreement.

     SECTION 10.3. Waiver.
     At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
ARTICLE XI
GENERAL PROVISIONS
     SECTION 11.1. Notices.
     All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly received, given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally or Federal Express (or other reputable overnight courier), mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses or sent by electronic transmission to the telecopier number specified below (or at such other address or telecopier number for a party as shall be specified by like notice):

(a)	If to the Stockholder Representative or (prior to the Closing) to the Company:
ABRY Partners V, L.P.
111 Huntington Avenue, 30th Floor
Boston, MA 02199
Fax No.: (617) 859-7205
Attention: C.J. Brucato

With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Fax No.: (212) 446-4900
Attention: John L. Kuehn, Esq.

CapRock Communications, Inc.
4400 S. Sam Houston Parkway E.
Houston, Texas 77048
Fax No.: 832-668-2780
Attention: General Counsel

(b)	If to Parent or Merger Sub or (after the Closing) to the Surviving Corporation: Harris Corporation 1025 West NASA Blvd. Melbourne, FL 32919 Fax No.: 321-727-9222 Attention: Scott T. Mikuen

With a copy (which shall not constitute notice) to: Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Fax: 212-291-9102 Attention: James C. Morphy Duncan C. McCurrach
     SECTION 11.2. Certain Definitions.
     For purposes of this Agreement, the term:
(1)	“ABRY” has the meaning set forth in Section 11.13.

(2)	“ABRY Parties” has the meaning set forth in Section 7.1(b).

(3)	“ABRY V” has the meaning set forth in Section 3.4.

(4)	“Additional Funds” has the meaning set forth in Section 2.5(a).

(5)	“Adjustment Escrow” has the meaning set forth in Section 2.5(b)(i).

(6)	“Adjustment Time” means 12:01 a.m., Texas time, on the Closing Date.

(7)	“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, Controls, is controlled by, or is under common control with, the first mentioned Person.

(8)	“Affiliate Transactions” has the meaning set forth in Section 3.18.

(9)	“Agreement” has the meaning set forth in the Preamble.

(10)	“Anatel Approval” has the meaning set forth in Section 7.3(d).

(11)	“Applicable Reductions” has the meaning set forth in Section 2.5(d)(i).

(12)	“Applicable Share Amount” has the meaning set forth in Section 2.2(a).

(13)	“Audited Financial Statements” has the meaning set forth in Section 3.6.

(14)	“Balance Sheet Date” has the meaning set forth in Section 3.6.

(15)	“Basket” has the meaning set forth in Section 9.1(c).

(16)	“beneficially owned” shall have the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Securities and Exchange Act of 1934, as amended, each as in effect on the date hereof (without regard to the 60-day limitation contained in Rule 13d-3(d)(1)(i)).

(17)	“Benefit Plans” has the meaning set forth in Section 3.13(a).

(18)	“Business Day” shall mean any day other than a day on which banks in the Commonwealth of Massachusetts or the State of New York are authorized or obligated to be closed.

(19)	“Buyer Indemnified Persons” has the meaning set forth in Section 9.1(a).

(20)	“Capitalized Lease Obligation” means, as of any date of determination, any obligation that is required to be classified and accounted for as a capitalized lease on the face of the consolidated balance sheet of the Company as of such date prepared in accordance with GAAP and the amount of Indebtedness represented by any such obligation as of such date shall be the capitalized amount of such obligation that would appear on the face of such consolidated balance sheet.

(21)	“Certificates” has the meaning set forth in Section 2.4.

(22)	“Certificate of Merger” has the meaning set forth in Section 1.3.

(23)	“Claim” has the meaning set forth in Section 9.3(a).

(24)	“Closing” has the meaning set forth in Section 1.2.

(25)	“Closing Cash” means the total amount of cash and cash equivalents of the Company and the Company Subsidiaries determined as of the Adjustment Time on a consolidated basis in accordance with Section 2.3(f), as finally determined pursuant to Section 2.3(b), (c) or (d), as applicable.

(26)	“Closing Balance Sheet” has the meaning set forth in Section 2.3(b).

(27)	“Closing Date” has the meaning set forth in Section 1.2.

(28)	“Closing Indebtedness” means the total amount of the Indebtedness of the Company and the Company Subsidiaries determined as of the Adjustment Time on a consolidated basis in accordance with Section 2.3(f), as finally determined pursuant to Section 2.3 (b), (c) or (d), as applicable.

(29)	“Closing Statement” has the meaning set forth in Section 2.3(b).

(30)	“Closing Working Capital” means the amount produced by the following formula (which may be a positive or negative number) (i) (A) the aggregate amount of the current assets of the Company and the Company Subsidiaries (exclusive of cash or cash equivalents and any current or deferred tax benefits) minus (B) the aggregate amount of the current liabilities of the Company and the Company Subsidiaries (exclusive of any amounts included in Closing Indebtedness or Unpaid Company Transaction Expenses, deferred tax liabilities, Closing Taxes and deferred revenue), in each case determined as of the Adjustment Time on a consolidated basis in accordance with Section 2.3(f) and after giving effect to the transactions contemplated by this Agreement (including the repayment of the Closing Indebtedness), as finally determined pursuant to Section 2.3(b), (c) or (d), as applicable, minus (ii) $35,000,000. Without limiting or otherwise affecting the foregoing, an illustration of the computation of Closing Working Capital (utilizing information reflected on the Interim Balance Sheet) is set forth in the attached Exhibit F.

(31)	“Closing Taxes” means all Taxes, except to the extent treated as liabilities in the calculation of Closing Working Capital or the Unpaid Company Transaction Expenses, which are imposed on the Company and Company Subsidiaries or for which the Company and Company Subsidiaries may otherwise be liable as of the Adjustment Time, determined as of the Adjustment Time on a consolidated basis in accordance with Section 2.3(f) and after giving effect to the transactions contemplated by this Agreement (including the repayment of the Closing Indebtedness) and transactions before the moment of Closing outside the ordinary course of business; provided the amount of such Tax for any taxable year or period beginning before and ending after the Closing Date shall be determined by assuming that the Company and Company Subsidiaries had a taxable year or period which ended at the Adjustment Time (but after giving effect to the transactions contemplated by this Agreement (including the repayment of the Closing Indebtedness) and transactions before the moment of Closing outside the ordinary course of business), except that exemptions, allowances or deductions that are not attributable to a particular day or portion of such taxable year or period, such as the deduction for depreciation, shall be apportioned on a pro rata basis based on the number of days during such taxable year or period that occur prior to the Closing and the number of days during such taxable year or period that occur on or after the Closing Date. It is understood that any loss of deduction for any payment that constitutes a “parachute payment” pursuant to Section 280G of the Code is intended to impact Closing Taxes, such that the burden arising from the loss of such deduction pursuant to Section 280G of the Code or otherwise is the economic burden of the Company Holders.

(32)	“COBRA” has the meaning set forth in Section 3.13(n).

(33)	“Code” means the Internal Revenue Code of 1986, as amended.

(34)	“Common Stock” means, collectively, shares of the Company’s Class A Common Stock, Class B-1 Common Stock, Class B-2 Common Stock, Class B-3 Common Stock, Class B-4 Common Stock and Class B-5 Common Stock, par value $.01 per share.

(35)	“Company” has the meaning set forth in the preamble.

(36)	“Company Breaches” has the meaning set forth in Section 9.1(a).

(37)	“Company Charter” means the Company’s Amended and Restated Certificate of Incorporation, as in effect from time to time.

(38)	“Company Credit Agreement” means the Credit Agreement and Second Lien Credit Agreement, each dated as of May 4, 2007, and each among CapRock Communications, Inc., as Borrower, CapRock Holdings, Inc., the Subsidiary Guarantors (as defined in such agreements), the Lenders (as defined in such agreements), Credit Suisse Securities (USA) LLC, as Sole Lead Arranger and Book-Runner, Credit Suisse, Cayman Islands Branch, as Sole Syndication Agent and Credit Suisse, Cayman Islands Branch, as Administrative Agent for the Lenders, as such agreements may be amended from to time to time.

(39)	“Company Credit Documents” means the Company Credit Agreement and all agreements executed by the Company or the Company Entities in connection with the Company Credit Agreement, including, any notes, security agreements, intercreditor agreements, mortgages, guarantees, loan documents and all other documents delivered to any agent and/or any lender in connection therewith, and all amendments thereto.

(40)	“Company Disclosure Schedules” means the Schedules attached to and part of this Agreement having numbers that correspond to Sections contained in Article III.

(41)	“Company Entity” means any of the Company or the Company Subsidiaries.

(42)	“Company Financial Statements” has the meaning set forth in Section 3.6.

(43)	“Company Holders” has the meaning set forth in Section 2.2(a).

(44)	“Company Indemnified Matters” has the meaning set forth in Section 9.1(a).

(45)	“Company Material Adverse Effect” means any effect, change, event, circumstance or development that would be materially adverse to the business, assets, liabilities, results of operations, financial condition or cash flows of the Company and the Company Subsidiaries, taken as a whole, or the ability of the Company to consummate the transactions contemplated hereby; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Company Material Adverse Effect: any effect, change, event, circumstance or development arising from or relating to (i) general business or economic conditions in the United States or within the industries in which the Company and or any of the Company Subsidiaries operate, (ii) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack anywhere in the world, (iii) the state of or changes in financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes in GAAP, (v) the fact that the Parent is the buyer of the Company or (vi) change in Law after the date of this Agreement; and provided, further, that notwithstanding the foregoing, clauses (i), (ii), (iii), (iv) and (v) shall not apply to the extent that any such effect, change, event, circumstance or development adversely affects the Company and/or the Company Subsidiaries in a manner materially disproportionate to the effect on other participants in the industries in which the Company and the Company Subsidiaries operate.

(46)	“Company Restricted Stock” has the meaning set forth in Section 2.2(b).

(47)	“Company Stock” means, collectively, the Preferred Stock and the Common Stock.

(48)	“Company Subsidiary” has the meaning set forth in Section 3.1.

(49)	“Company Transaction Expenses” means all fees, expenses and other costs (including any bonus, severance, termination, change in control or other payments to directors, employees or Affiliates of the Company or any Company Subsidiaries) incurred in connection with the Closing (whether or not invoiced) and payable by the Company and the Company Subsidiaries to third parties related to or arising out of the transactions contemplated by this Agreement, including the fees and disbursements of Kirkland & Ellis LLP and travel, legal, accounting, investment banking and other professional fees and expenses.

(50)	“Confidentiality Agreement” has the meaning set forth in Section 7.2.

(51)	“Contested Claim” has the meaning set forth in Section 9.5(b).

(52)	“Contract” means, with respect to any Person, any contract, agreement, lease, undertaking, license, mortgage, note, indenture or other legally binding arrangement or obligation, in each case to which such Person is a party or subject or by which such Person or its assets are bound.

(53)	“Contractor” has the meaning set forth in Section 3.15(c).

(54)	“Control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise.

(55)	“CSA” has the meaning set forth in Section 3.22(f).

(56)	“Current Charter” has the meaning set forth in Section 7.5(a).

(57)	“Current Policies” has the meaning set forth in Section 7.5(d).

(58)	“Damages” has the meaning set forth in Section 9.1(a).

(59)	“Delaware Court” has the meaning set forth in Section 11.9.

(60)	“DGCL” has the meaning set forth in the Recitals.

(61)	“Director/Officer Claim” has the meaning set forth in Section 7.5(b).

(62)	“Dispute Notice” has the meaning set forth in Section 2.3(c).

(63)	“Disputed Items” has the meaning set forth in Section 2.3(c).

(64)	“Dissenting Shares” has the meaning set forth in Section 2.2(d).

(65)	“Earlier Date Representation” has the meaning set forth in Section 9.1(a).

(66)	“Effective Time” has the meaning set forth in Section 1.3.

(67)	“Employees” has the meaning set forth in Section 3.13(a).

(68)	“Employment Contracts” has the meaning set forth in Section 3.12(a).

(69)	“Employee Representative Group” has the meaning set forth in Section 3.15(b).

(70)	“Encumbrances” has the meaning set forth in Section 3.3(c).

(71)	“Enterprise Value” means $525,000,000.

(72)	“Environmental Law” means any Law or Order of any Governmental Entity relating to the protection of health, safety and the environment (including protection of air, water, soil, and natural resources) or the use, presence storage, handling, release, exposure to or disposal of any Hazardous Substance, in each case as in effect as of or prior to the Closing Date.

(73)	“Equity Securities” means, with respect to any Person, any capital stock of, or other ownership or equity interest in, such Person or any securities, options, warrants or other rights of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, any such capital stock or other ownership or equity interest.

(74)	“ERISA” has the meaning set forth in Section 3.13(a).

(75)	“ERISA Affiliate” means any trade or business (whether or not incorporated) which, together with the Company or any Company Subsidiary, would be treated as a single employer under Code § 414 or ERISA § 4001.

(76)	“Escrow Agent” has the meaning set forth in Section 2.5(b)(i).

(77)	“Escrow Agreement” has the meaning set forth in Section 2.5(b)(i).

(78)	“Escrow Funds” has the meaning set forth in Section 2.5(b)(i).

(79)	“Escrow Termination Date” has the meaning set forth in Section 2.5(b)(ii).

(80)	“Estimate Statement” has the meaning set forth in Section 2.3(a).

(81)	“Estimated Merger Consideration” has the meaning set forth in Section 2.3(a).

(82)	“Excess Amount” has the meaning set forth in Section 2.3(e)(i).

(83)	“Excluded Claims” has the meaning set forth in Section 11.12.

(84)	“Excluded Shares” has the meaning set forth in Section 2.2(c).

(85)	“FAR” has the meaning set forth in Section 3.20(a)(vii).

(86)	“FCC” has the meaning set forth in Section 4.4(a).

(87)	“FCC Approval” has the meaning set forth in Section 7.3(d).

(88)	“Final Award” has the meaning set forth in Section 9.5(f).

(89)	“Firm” has the meaning set forth in Section 11.13.

(90)	“FOCI” has the meaning set forth in Section 3.22(f).

(91)	“Foreign Benefit Plan” has the meaning set forth in Section 3.13(a).

(92)	“Foreign Competition Laws” has the meaning set forth in Section 7.3(c).

(93)	“GAAP” has the meaning set forth in Section 3.6.

(94)	“Government-Furnished Property” has the meaning set forth in Section 3.20(n).

(95)	“Governing Instruments” means, collectively with respect to any Person, the Contracts or instruments pursuant to which such Person was incorporated or organized and by which such Person is currently governed, which shall be the certificate or articles of incorporation and bylaws in the case of a corporation and the Contracts and other instruments which collectively perform similar functions in the case of other forms of entities.

(96)	“Governmental Entity” has the meaning set forth in Section 3.5(b).

(97)	“Hazardous Substance” means any substance that is regulated pursuant to any Environmental Law because of its toxic, harmful, hazardous, dangerous or deleterious properties or characteristics, including petroleum and any derivative or by products thereof.

(98)	“HSR Act” has the meaning set forth in Section 3.5(b).

(99)	“Indebtedness” means, without duplication, (A) all indebtedness of the Company and the Company Subsidiaries for borrowed money (including all principal, interest, premiums, penalties, and breakage fees), including under the Company Credit Documents, (B) all obligations of the Company and the Company Subsidiaries evidenced by notes, bonds, debentures or similar instruments or pursuant to any guaranty, (C) all Capitalized Lease Obligations, (D) all obligations of the Company and the Company Subsidiaries to pay any deferred purchase price of property or services, (E) all reimbursement obligations of the Company and the Company Subsidiaries in respect of any letter of credit, banker’s acceptance or similar credit transaction (but, for purposes of determining the amount of the Closing Indebtedness, only those reimbursement obligations of such type that are due and payable as of the Adjustment Time), (F) all obligations under any currency, interest rate or other swap or hedging Contract, to the extent not settled on or prior to the Closing Date and (G) all Liabilities in respect of contingent purchase price obligations and/or liabilities to former shareholders of the Company arising out of usage of prior-year net operating losses, in each case, to the extent which these have not been paid prior to the Closing Date.

(100)	“Indemnified Parties” has the meaning set forth in Section 7.5(b).

(101)	“Indemnitee” has the meaning set forth in Section 9.3(a).

(102)	“Indemnitor” has the meaning set forth in Section 9.3(a).

(103)	“Indemnity Escrow” has the meaning set forth in Section 2.5(b)(i).

(104)	“Independent Accountants” has the meaning set forth in Section 2.3(d).

(105)	“Initial Payment Fund” has the meaning set forth in Section 2.5(a).

(106)	“Intellectual Property” means all (i) patents, patent applications, patent disclosures, utility models, design registrations and inventions, whether foreign or domestic, including all reissues, continuations, divisions, continuations in part, reexaminations and renewals and extensions thereof, (ii) internet domain names, trademarks, service marks, trade dress, trade names, slogans, logos and corporate names and registrations and applications for registration thereof, (iii) copyrights, copyrightable works and registrations and applications for registration thereof, (iv) computer software (including both source and object code), data, data bases and documentation, (v) trade secret rights and (vi) copies and tangible embodiments thereof (in whatever form or medium).

(107)	“Intellectual Property Licenses” has the meaning set forth in Section 3.14(b).

(108)	“Interested Persons” has the meaning set forth in Section 2.3(b).

(109)	“Interim Balance Sheet” has the meaning set forth in Section 3.6.

(110)	“Joinder Agreement” has the meaning set forth in Section 7.3(d).

(111)	“Knowledge of the Company” means the actual knowledge and without independent investigation (and shall in no event encompass constructive, imputed or similar concepts of knowledge) of Peter Shaper, Keith Johnson, Tom Eaton, Doug Tutt, Hank Winfield, Alan Aronowitz and Nora Taylor.

(112)	“Law” has the meaning set forth in Section 3.5(a).

(113)	“Lease” has the meaning set forth in Section 3.14(b).

(114)	“Leased Real Property” has the meaning set forth in Section 3.14(b).

(115)	“Liabilities” has the meaning set forth in Section 3.6.

(116)	“Major Stockholders” has the meaning set forth in the preamble.

(117)	“MCI/DGPT Approval” has the meaning set forth in Section 7.3(d).

(118)	“Merger” has the meaning set forth in the Recitals.

(119)	“Merger Consideration” means the Enterprise Value minus the Closing Indebtedness, minus the Unpaid Company Transaction Expenses, plus the Closing Working Capital, plus the Closing Cash and minus the Closing Taxes.

(120)	“Merger Sub” has the meaning set forth in the Preamble.

(121)	“Non-Joinder Indemnified Matters” has the meaning set forth in Section 9.1(a).

(122)	“Non-Signatory Holders” has the meaning set forth in Section 2.5(d).

(123)	“Notice of Claim” has the meaning set forth in Section 9.3(a).

(124)	“Order” means any Law, injunction, judgment, ruling, assessment, order or decree of any Governmental Entity having competent jurisdiction.

(125)	“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any Company Subsidiary used in the business.

(126)	“Parent” has the meaning set forth in the Preamble.

(127)	“Parent Account” has the meaning set forth in Section 2.3(e)(i).

(128)	“Payment Fund” has the meaning set forth in Section 2.5(a).

(129)	“Pending Claim Amount” has the meaning set forth in Section 2.5(b)(ii).

(130)	“Permits” has the meaning set forth in Section 3.9.

(131)	“Permitted Encumbrances” means (i) Encumbrances related to statutory liens securing payments not yet due, (ii) Encumbrances arising pursuant to Indebtedness that will be released effective as of the Closing, (iii) Encumbrances arising pursuant to capital leases, (iv) Encumbrances not related to indebtedness for borrowed money which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation of the Owned Real Property by the Company and the Company Subsidiaries, (v) statutory Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, employment insurance and other social security legislation, (vi) real estate taxes, assessments and other governmental levies, fees, or changes imposed with respect to such Real Property which are not due and payable as of the Closing Date or which are being contested by appropriate proceedings, (vii) zoning, building codes and other land use laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any governmental authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property or the operation of the business of the Company and the Company Subsidiaries or any violation of which would not reasonably be expected to have a material adverse effect on the use of such Real Property in the businesses of the Company and the Company Subsidiaries, (viii) easements, covenants, conditions restrictions and similar matters affecting title defects which do not materially impair the use or occupancy of such Real Property or operation of business and (ix) Encumbrances securing Indebtedness to be taken into account in computing the Closing Indebtedness or related obligations.

(132)	“Person” means an individual, corporation, partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization or other entity or group of any kind or nature.

(133)	“Post-Closing Deadline” has the meaning set forth in Section 2.3(b).

(134)	“Preferred Stock” means the Class A Participating Preferred Stock, par value $0.01 per share, of the Company.

(135)	“Pro Rata Share” of any amount for any Company Holder means the portion of such amount to be borne by such Company Holder pursuant to the final sentence of Section 4(c) of the Stockholders Agreement.

(136)	“Qualified Representations” means (a) the representations and warranties set forth in Sections 3.7(a)(i), 3.14(b) and Section 3.19, (b) the exception to the representations and warranties with respect to the unaudited Company Financial Statements made in the second sentence of Section 3.6, (c) the representations and warranties made in Section 3.11(a) as a result of the inclusion of clause (A) thereof being contained in such Section, (d) the representations and warranties made in Section 3.12(a) as a result of the inclusion of clause (iv), (vii) or (xi) thereof being contained in such Section, and (e) the certification given pursuant to Section 8.2(c)(i), to the extent such certification relates to the representations and warranties described in clauses (a), (b), (c) and (d) above.

(137)	“Real Property” means Leased Real Property and owned Real Property.

(138)	“Qualifying Non-U.S. Shares” has the meaning set forth in the definition of the term “Wholly-Owned Company Subsidiary.”

(139)	“Release Date” has the meaning set forth in Section 9.6.

(140)	“Required Governmental Consent” has the meaning set forth in Section 7.3(d).

(141)	“Representative Expenses” has the meaning set forth in Section 9.8(a).

(142)	“Scheduled Contracts” has the meaning set forth in Section 3.12(a).

(143)	“Scheduled Government Contract” has the meaning set forth in Section 3.20(b).

(144)	“Seller Indemnified Person” has the meaning set forth in Section 9.2.

(145)	“Sellers’ Expense Amount” has the meaning set forth in Section 2.5(c).

(146)	“Sellers’ Expense Fund” has the meaning set forth in Section 2.5(c).

(147)	“Signatory Company Holders” has the meaning set forth in Section 8.2(c).

(148)	“Special Indemnified Matters” has the meaning set forth in Section 9.1(a).

(149)	“Stockholders Agreement” means the Stockholders Agreement made as of February 1, 2006 by and amount the Company, ABRY Partners V, L.P., CapRock Investor LLC and the other Stockholders (as defined therein).

(150)	“Stockholder Representative” has the meaning set forth in Section 9.8(a).

(151)	“Subsidiary” means, with respect to any Person, any other Person of which such Person (either alone or through or together with any of its other Subsidiaries) (i) owns, directly or indirectly, fifty percent (50%) or more of the Equity Securities of such other Person the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such other Person or (ii) possesses, directly or indirectly, Control over the direction of management or policies of such other Person (whether through ownership of voting securities, by agreement or otherwise).

(152)	“Surviving Corporation” has the meaning set forth in Section 1.1.

(153)	“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(154)	“Tax” and “Taxes” shall mean (i) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, environmental (including taxes under Code §59A), capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, value added or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, (ii) any liability for an amount described in (i) by reason of being a member of any combined, consolidated, affiliated, unitary or other group and (iii) any liability for an amount described in (i) or (ii) by contract, as a successor in interest or otherwise.

(155)	“Termination Date” has the meaning set forth in Section 10.1(d).

(156)	“Third Party Acquisition” has the meaning set forth in Section 7.10.

(157)	“Third-Party Claim” has the meaning set forth in Section 9.3(a)(ii).

(158)	“Transfer Taxes” has the meaning set forth in Section 7.8.

(159)	“Transmittal Letter” has the meaning set forth in Section 2.5(d)(ii).

(160)	“Unpaid Company Transaction Expenses” means the Company Transaction Expenses as finally determined pursuant to Sections 2.3(b), (c) or (d), as applicable, to the extent unpaid as of the Adjustment Time.

(161)	“Unresolved Items” has the meaning set forth in Section 2.3(d).

(162)	“WARN Act” has the meaning set forth in Section 7.7(a).

(163)	“Warrants” means warrants to purchase Class A Common Stock of the Company.

(164)	“Wholly-Owned Company Subsidiary” means a Company Subsidiary, all of the outstanding Equity Securities of which are owned by the Company and/or other Wholly-Owned Company Subsidiaries and/or any other Persons to the extent (but only to the extent) that the Company and/or such Wholly-Owned Company Subsidiaries would be prohibited by any non-U.S. Laws from owning such Equity Securities that the Company and the such Wholly-Owned Company Subsidiaries own in the absence of such ownership of such Equity Securities by such other Persons (any such Equity Securities owned by any such Person being “Qualifying Non-U.S. Shares”).

(165)	“Written Consents” has the meaning set forth in Section 7.11.
     SECTION 11.3. Headings; Interpretation.
     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. As all parties to this Agreement have participated in the drafting of this Agreement, no ambiguity shall be construed against any party as the drafter. The use of the word “including” herein shall mean “including without limitation.” The use of the term “Company and any Company Subsidiary” herein shall also refer to the Surviving Corporation and its Subsidiaries following the Effective Time.

     SECTION 11.4. Severability.
     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.
     SECTION 11.5. Entire Agreement.
     This Agreement (together with the Exhibits, the Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.
     SECTION 11.6. Assignment.
     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided that (a) prior to the Effective Time, the Company will not unreasonably withhold or delay such approval of an assignment of Parent’s or Merger’s Sub’s rights under this Agreement so long as such assignment could not reasonably be expected to cause any consent or approval referred to in Section 7.3 to be delayed, not obtained or not effective, and (b) Parent and Merger Sub may assign this Agreement and its rights and obligations hereunder after the Effective Time, for collateral purposes, without the consent of any Person (provided that, in either case, no such assignment shall relieve Parent from its obligations hereunder). Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their permitted successors and assigns.
     SECTION 11.7. Third Party Beneficiaries.
     This Agreement shall be binding upon the parties hereto and inure solely to the benefit of Parent, Merger Sub, the Stockholder Representative and the Company and their permitted successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except for the rights of (a) the Indemnified Parties under Section 7.5 and (b) the Company Holders to receive their Applicable Share Amounts (subject to the Applicable Reductions) as provided in Article II, in each case after the Effective Time.

     SECTION 11.8. Expenses.
     Except as otherwise expressly provided herein, all expenses incurred by the parties hereto shall be borne solely by the party that has incurred such expenses; provided that, in any event, Parent shall pay and be responsible for filing fees required in connection with all filings with Governmental Entities made pursuant to Section 7.3.
     SECTION 11.9. Specific Performance.
     Each party agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 11.11, each of Parent, Merger Sub, the Stockholder Representative and the Company shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware (the “Delaware Court”), this being in addition to any other remedy to which they are entitled at law or in equity.
     SECTION 11.10. Amendments.
     This Agreement may be amended by an instrument in writing signed by Parent and the Company until the Closing Date, or Parent and the Stockholder Representative after the Closing Date.
     SECTION 11.11. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.
     (a) Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to the Laws thereof that might otherwise govern under applicable principles of conflicts of law. Each party hereto, for itself and its successors and assigns, irrevocably agrees that, except as may be necessary to enforce the arbitration provisions of Section 9.5(c) or to enforce the award of the arbitrator, or if court proceedings to stay litigation or compel arbitration under the Federal Arbitration Act (Title 9, U.S.C.) or similar state or foreign legislation are necessary, any suit, action or proceeding arising out of or relating to this Agreement may be instituted only in the Delaware Court, and generally and unconditionally accepts and irrevocably submits to the exclusive jurisdiction of the Delaware Court and irrevocably agrees to be bound by any final judgment rendered thereby from which no appeal has been taken or is available in connection with this Agreement. Each party, for itself and its successors and assigns, irrevocably waives any objection it may have now or hereafter to the laying of the venue of any such suit, action or proceeding, including any objection based on the grounds of forum non conveniens, in the Delaware Court. Each of the parties, for itself and its successors and assigns, irrevocably agrees that all process in any such proceedings in any court may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to it at its address set forth in Section 11.1 hereof or at such other address of which the other parties shall have been notified in accordance with the provisions of Section 11.1 hereof, such service being hereby acknowledged by the parties to be effective and binding service in every respect. Nothing herein shall affect the right to serve process in any other manner permitted by law.

     (b) WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE) INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 11.11(b) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.11(b) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.
     SECTION 11.12. No Recourse.
     Notwithstanding anything that may be expressed or implied in this Agreement, Parent and Merger Sub agree and acknowledge that after the Effective Time, except as provided in Section 2.3(e) and Article IX with respect to the Adjustment Escrow and the Indemnity Escrow, respectively, and except for their rights under, and rights to enforce, Section 7.11, Section 9.1, Section 9.8 and Section 11.9 and any claims or causes of actions for fraud against the Person against whom recourse is sought (collectively, “Excluded Claims”), no recourse under this Agreement or any document or instrument delivered in connection with this Agreement shall be had against any Company Holder or the Stockholder Representative, any Affiliate of any of them, or any current or future director, officer, employee, general or limited partner or member of any Company Holder, the Stockholder Representative or of any Affiliate thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law, it being expressly agreed and acknowledged that except for, and in respect of, Excluded Claims no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Company Holder or the Stockholder Representative, any Affiliate of any of them, or any current or future director, officer, employee, general or limited partner or member of any Company Holder, the Stockholder Representative or of any Affiliate thereof for any obligation under this Agreement or any document or instrument delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

     SECTION 11.13. Attorneys.
     Parent and Merger Sub acknowledge that the Stockholder Representative and its Affiliates (collectively, “ABRY”) and the Company have been represented by the law firm of Kirkland & Ellis LLP (the “Firm”) in connection with the negotiation of this Agreement and the Merger. The parties agree that, while the representation by the Firm in the negotiation of this Agreement and the Merger has nominally been of the Company, the Firm’s true clients have been ABRY. As a consequence, the parties agree: (i) that the holder of the privilege with respect to any discussions with any client of the Firm relative to this Agreement and the Merger prior to the date of the Closing shall be ABRY, and the Company shall have no rights thereto; and (ii) that none of the parties hereto shall take any action to attempt to disqualify the Firm from representing ABRY or any other Company Holder in connection with any dispute relating to this Agreement or the Merger based on the representation by the Firm of the Company in connection with the negotiation of this Agreement and the Merger or prior to the Closing.
     SECTION 11.14. Counterparts.
     This Agreement may be executed and delivered in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
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     IN WITNESS WHEREOF, the parties hereto have caused this AGREEMENT AND PLAN OF MERGER to be executed and delivered as of the date first written above.

CAPROCK HOLDINGS, INC.
By:	/s/ Peter Shaper
	Name:	Peter Shaper
	Title:	Chief Executive Officer

[Merger Agreement]

HARRIS CORPORATION
By:	/s/ Gary L. McArthur
	Name:	Gary L. McArthur
	Title:	Senior Vice President and Chief Financial Officer

CANYON MERGER CORP.
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Vice President and Secretary

[Merger Agreement]

Solely for the purposes of Sections 7.11, 9.1 and 9.8: ABRY PARTNERS V, L.P.
By:	ABRY Capital Partners, L.P.,
Its General Partner

By:	ABRY Capital Partners, LLC,
Its General Partner

By:	/s/ Royce Yudkoff
	Name:	Royce Yudkoff
	Title:	Managing Member

ABRY PARTNERS V AFFILIATED INVESTORS, L.P.
By:	ABRY Capital Partners, L.P.,
Its General Partner

By:	ABRY Capital Partners, LLC,
Its General Partner

By:	/s/ Royce Yudkoff
	Name:	Royce Yudkoff
	Title:	Managing Member

ABRY INVESTMENT PARTNERSHIP, L.P.
By:	ABRY Investments GP, LLC,
Its General Partner

By:	/s/ Royce Yudkoff
	Name:	Royce Yudkoff
	Title:	Sole Member

/s/ Peter T. Shaper
Peter T. Shaper

JRBS ENTERPRISES, LTD
By:	JRBS Management, LLC,
its General Partner

By:	/s/ Peter T. Shaper
	Name:	Peter T. Shaper
	Title:	President

For the purposes of the provisions hereof that apply to the Stockholder Representative: ABRY PARTNERS V, L.P.
By:	ABRY Capital Partners, L.P.,
Its General Partner

By:	ABRY Capital Partners, LLC,
Its General Partner

By:	/s/ Royce Yudkoff
	Name:	Royce Yudkoff
	Title:	Managing Member

[Merger Agreement]